National Semiconductor


10012391

National Semiconductor Annual Report 2010


SEC MAIL PROCESSING
RECEIVED
AUG 1 1 2010
WASH, D.C.
193
SECTION

OUR NEW FOCUS

GETTING CLOSER TO OUR CUSTOMERS

Financial Highlights

Years ended [in millions except per share amounts and employee figures]	**May 30, 2010**	May 31, 2009	May 25, 2008	May 27, 2007	May 28, 2006
OPERATING RESULTS					
Net sales	**$1,419.4**	$1,460.4	$1,885.9	$1,929.9	$2,158.1
Net income	**$209.2**	$73.3	$332.3	$375.3	$449.2
EARNINGS PER SHARE					
Basic	**$0.88**	$0.32	$1.31	$1.17	$1.32
Diluted	**$0.87**	$0.31	$1.26	$1.12	$1.26
Weighted-average common and potential common shares outstanding:					
Basic	**236.4**	229.1	252.8	319.5	339.8
Diluted	**241.3**	235.1	264.3	334.2	357.0
FINANCIAL POSITION AT YEAR-END					
Total assets	**$2,274.8**	$1,963.3	$2,149.1	$2,246.8	$2,552.6
Long-term debt	**$1,001.0**	$1,227.4	$1,414.8	$20.6	$21.1
OTHER DATA					
Research and development	**$272.7**	$306.0	$363.0	$363.7	$326.6
Capital additions	**$43.3**	$83.7	$111.3	$106.6	$163.3
Cash dividends declared and paid	**$75.7**	$64.4	$50.6	$45.1	$34.2
Number of employees [in thousands]	**5.8**	5.8	7.3	7.6	8.5



$2.2
$1.9
$1.9
$1.5
$1.4
06
07
08
09
10

Net sales
[dollars in billions]



59.0%
60.7%
64.4%
62.7%
65.9%
06
07
08
09
10

Gross margin
[percentage]



$695.2
$530.6
$451.2
$113.6
$268.6
06
07
08
09
10

Income before income taxes
[dollars in millions]



National
Semiconductor

About Our Cover

Getting closer to customers is as much about people as it is about innovative technology. Our customers build electronic systems using analog semiconductors, but they are also people pursuing success in the market. From a distance, the image depicts two people engaged in a dialogue; the customer is speaking, and we are listening. Up close (use the lens to the left) you will see this image is composed entirely using National Semiconductor technology.

Letter to Shareholders

Dear Fellow Investor

As I write my first letter to you as Chairman and CEO of National Semiconductor Corporation, I am keenly aware that the continuing economic crisis has severely impacted our shareholders. I can tell you that the past year has been one of the most uncertain business environments that I have seen in over 30 years with this company.

We responded to the crisis by making significant reductions in our operating expenses and announced the closure of two of our manufacturing facilities, one in China and one in Texas. These facilities ceased operating in July 2009 and May 2010, respectively. Our quick action was rewarded in Fiscal year 2010. As our business improved sequentially each quarter, the benefits of both improving sales and our significant cost reduction actions were reflected in enhanced gross margins and increased income and earnings per share.

As we continue to manage through the complexity and uncertainty of this fragile economic situation, there are serious thinkers who argue that today's business behaviors, models and markets must change. However, I believe that the key to future success in this era of slower economic growth is to reassert some of the more fundamental economic rules of business, not to rewrite them. The economic turmoil since 2008 may have upset conventional approaches to business, but it did not render obsolete the fundamental rules of business. *For us at National Semiconductor, reapplying some of the fundamental concepts of how to create and measure value is the way forward for the long term.*

There are two essential elements of value creation – revenue growth and superior returns on invested capital (ROIC). To quote McKinsey & Company partner Timothy Koller, "the faster companies can increase their revenues and deploy more capital at attractive rates of return, the more value they create."

We have already demonstrated our ability to provide superior returns on invested capital, having achieved annual ROIC of 20 percent or better for five continuous fiscal years (2004-2009). The challenge for us now is to deliver on the other dimension of value creation, revenue growth, while continuing our superior ROIC performance. We intend to do just that.

We have the ability to drive revenue growth going forward, through our long-established competitive advantage in power management semiconductor solutions. In addition, we have, over the last two to three years, invested in new power management and energy efficiency solutions for several new high-growth market segments. Examples of these are our new PowerWise® energy-efficient integrated circuits for LED lighting applications, power optimization products for solar energy applications as well as battery management solutions for electric vehicles and grid power storage.

Enabling energy efficiency is an attractive market opportunity. It is difficult to disagree with that. It is, however, appropriate to ask us how we plan to leverage this into revenue growth going forward.

The answer is, we are growing revenues by rethinking one of these most basic rules of business: the critical importance of our relationships with customers in enabling our success. Getting much closer to key customers is now the guiding principle in our long-term mission to increase the rate of revenue growth.

Up until 2008, we had a very product-driven culture with a focus on prioritizing our products. Analog general purpose and application-specific products leveraged our strength in power management, signal conditioning, signal conversion and communication capabilities into very broad, or "catalog," markets. Here, the individual engineer at a customer's company chose the product based on its pre-determined specification and relevance to his end system's needs. As a result, we had an arm's-length relationship with our customer.

We make great products, so we were successful in creating value with this strategy, and our gross margins grew from 51 percent in Fiscal 2004 to 65.9 percent in Fiscal 2010.

Going forward though, we have refined our approach to the catalog business. We still make great products, but we are spending less of our R&D on extending the breadth of product offerings and investing more thoughtfully in selling and marketing our current portfolio of more than 10,000 products. We have enhanced our engineering design tools, which enable customers to create, model and implement their designs. We are leveraging our strong market awareness to make it as fast and as easy as possible for customers to find the right National solutions, design them into their systems and get their products to market quickly.

We have renewed our focus on distributor partners around the world by developing unique engagement, collaborative marketing and incentive strategies for each partner. Already, the percentage of our business from the distribution channel has increased over the last year and, more importantly, we have been gaining both mind share and market share in the distribution channel over our analog competitors. This new approach is a more efficient and effective strategy for reaching approximately 85,000 customers comprising the broader analog market.

Despite the gross margin expansion that we generated from Fiscal 2004 to Fiscal 2010, we did not grow our revenues as fast as the overall analog semiconductor marketplace grew in this timeframe. While our margins improved, it is now clear that an unintended consequence of our broader market or catalog product-driven focus was a lack of attention to the larger customers in the analog market. These larger customers represent a significant share of analog consumption and future growth, and we have changed our attitude and approach to doing business with them. We are working to get closer and more strategically re-engaged with them to grow revenue faster than our peer group.

In 2009, approximately two-thirds of the total analog semiconductor market was consumed by just 53 large electronics customers, according to market research firm iSuppli. To get closer to these larger and more strategic customers, we are learning more about their businesses, their challenges and the strategies they use to differentiate themselves from their competitors. This enables us to gain a much better idea about where to channel our innovation, whether it's more energy–efficient products, reducing a customer's cycle time or providing them with security of supply through better logistics and supply chain management.

When we look at the world through our customers' eyes, we understand that we are not always their only option and that their systems are often comprised of components from many different semiconductor suppliers. In some cases, we can ease system design challenges by developing integrated power solutions or analog system solutions optimized for a particular application.

We are now significantly increasing our R&D focus on higher-performance, application-specific analog solutions that are directly relevant to specific customer needs. More of our product innovation is now focused on sub-systems that require a deep understanding of our customers' systems. Our innovations for the mobile device market, which help our customers differentiate their smartphones through longer battery life and better audio quality, are a good example. More recently, we architected our market-leading automotive infotainment solution specifically to reduce the wiring required to carry video and control signals among the many cameras and displays inside next-generation automobiles. Just hitting the medical market is our suite of sub-system level chipsets for portable ultrasound, which provide the highest signal quality with the lowest power in the smallest footprint available in the market today. In all of these cases, deep relationships with our customers led us to develop breakthrough innovations.

Very importantly, we are now investing in and building relationships. In some cases, we have been mending fences and explaining our new attitude. We have made a concentrated effort to get to know our customers better, both on a business and a personal level, engineer-to-engineer, executive-to-executive. We have followed our talk with action; sharing our technology, aligning our roadmaps and investing in our customers' success.

This renewed focus on getting closer to our customers is not a quick fix or a trial balloon but a fundamental shift in perspective at National from top to bottom. Over the long term, this way of doing business will enable us to create more shareholder value by increasing our revenues at a faster rate than in the past, while we maintain our track record of superior rates of return on invested capital.

Thank you for your interest in National Semiconductor.



Donald Macleod
Chairman and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 30, 2010.

or

_ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______.

Commission File Number: 1-6453

NATIONAL SEMICONDUCTOR CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	**95-2095071**
(State of Incorporation)	(I.R.S. Employer Identification Number)

2900 SEMICONDUCTOR DRIVE, P.O. BOX 58090
SANTA CLARA, CALIFORNIA 95052-8090
(Address of principal executive offices)

Registrant's telephone number, including area code: (408) 721-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, par value $0.50 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large Accelerated filer ☒ Non-accelerated filer ☐ Accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The aggregate market value of our common stock held by non-affiliates of the registrant as of November 29, 2009, was approximately $2,894,742,461 based on the last reported sale price on the last trading date prior to that date. Shares of common stock held by each officer and director and by each person who owns 5 percent or more of the outstanding common stock have been excluded because these persons may be considered to be affiliates. This determination of affiliate status for purposes of this calculation is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the registrant's common stock, $0.50 par value, as of June 27, 2010 was 239,324,550 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Location in Form 10-K
Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on or about September 24, 2010	Part III

NATIONAL SEMICONDUCTOR CORPORATION

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in Part I "Item 1A. Risk Factors" and the "Outlook" section in Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Form 10-K. These statements relate to, among other things, sales, gross margins, operating expenses, capital expenditures, economic and market conditions, research and development efforts, asset dispositions, and acquisitions of and investments in other companies, and are indicated by words or phrases such as "anticipate," "expect," "outlook," "foresee," "believe," "could," "intend," "will," and similar words or phrases. These statements involve risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. For a discussion of some of the factors that could cause actual results to differ materially from our forward-looking statements, see the discussion on risk factors that appears in Part I, Item 1A of this Form 10-K and other risks and uncertainties detailed in this and our other reports and filings with the Securities and Exchange Commission (SEC). We undertake no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaim any obligation to do so.

Overview

We are one of the world's leading semiconductor companies focused on analog and mixed-signal integrated circuits and sub-systems, particularly in the area of power management. Founded in 1959, we design, develop, manufacture and market high-value, high-performance, analog-intensive solutions that improve performance and energy efficiency in electronic systems. We have a diversified product portfolio which includes power management circuits, audio and operational amplifiers, communication interface products and data conversion solutions. Our portfolio of over 13,000 products is sold to a diversified group of end-customers, ranging from smaller customers serviced by an extensive distribution network to large original equipment manufacturers (OEMs). Energy-efficiency is our overarching theme and our PowerWise® products enable systems that consume less power, extend battery life and generate less heat. We target a broad range of markets and applications such as:

- wireless handsets (including smart phones) and other portable applications
- wireless basestations
- network infrastructure
- industrial and sensing applications
- automotive applications
- factory and office automation
- medical applications
- photovoltaic systems

We benefit from an extensive intellectual property portfolio that includes more than 3,000 patents. We are focused on supporting the innovation needed for a strong new product development pipeline.

For fiscal 2010, our net sales were $1.4 billion, our operating income was $325.8 million and our net income was $209.2 million. A large portion of our sales come from analog products that are classified within the general purpose analog categories (as defined by the World Semiconductor Trade Statistics or WSTS). General purpose analog products are defined by WSTS as amplifiers, signal conversion, power management and interface products, representing the fundamental circuits that electronic systems need in order to deal with continuously varying signals of the real world, such as light, sound, pressure, temperature and speed. Within the general purpose analog market, our strengths have historically been in the power management, amplifier and interface areas where higher performance coupled with ease of use typically result in higher gross margins. In addition to general purpose analog products, we also develop application-specific analog sub-systems that typically carry higher values and are often targeted at high-growth markets.

Approximately 94 percent of our revenue in fiscal 2010 was generated from Analog segment products. Our product line operations are organized under one group called the Product Group, which is responsible for designing and developing a wide range of analog integrated circuits, many of which convert and regulate voltages to ensure that electronic systems operate to their fullest potential with the lowest overall power consumption or the highest energy efficiency. It also designs and develops integrated circuits that handle the requisite analog technology for information or data as it travels from the point where it enters the electronic system, is conditioned, converted and processed to the point where it is sent out. In addition to providing real world interfaces, these products are used extensively in signal conditioning, signal conversion (from analog to digital and vice versa) and high-speed interfacing applications.

National Semiconductor Corporation was incorporated in the state of Delaware in 1959 and our headquarters have been in Santa Clara, California since 1967. Our common stock is listed on the New York Stock Exchange under the trading symbol "NSM." Our fiscal year ends on the last Sunday of May and references in this document to fiscal 2010 refer to our fiscal year ended May 30, 2010. References to fiscal 2009 refer to our fiscal year ended May 31, 2009 and references to fiscal 2008 refer to our fiscal year ended May 25, 2008. Fiscal 2010 was a 52-week year, while fiscal 2009 was a 53-week year. Operating results for this additional week in fiscal 2009 were considered immaterial to our consolidated results of operations in fiscal 2009. Fiscal 2008 was a 52-week year. Our internet address is www.national.com. We post the following filings in the "Investor Relations" section of our website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC: our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statement and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All of the filings on our website are available free of charge. We also maintain certain corporate governance documents on our website, including our Code of Business Conduct and Ethics, Governance Committee Charter, Compensation Committee Charter, Audit Committee Charter and other governance policies. We do not intend for information found on our website to be part of this document or part of any other report or filing with the SEC.

References in this report to "National," "we", "us," "our" and "the company" mean National Semiconductor Corporation and its consolidated subsidiaries.

Recent Highlights

Throughout fiscal 2010, we experienced sequential revenue growth in each quarter from our core analog product areas, consistent with improved business conditions in the industry. As a part of our business focus, we periodically identify opportunities to improve our cost structure or to divest or reduce involvement in product areas that are not in line with our business objectives, as well as pursue acquisitions or business investments to gain access to key technologies that we believe augment our existing technical capability and support our business objectives. Those activities in fiscal 2010 included the realignment of certain product line business units in May 2010, which resulted in a workforce reduction due to the related exit activities (See Note 6 to the Consolidated Financial Statements). We completed the closure of our China assembly and test plant in August 2009 and our Texas wafer fabrication facility in May 2010 (See Note 6 to the Consolidated Financial Statements).

In April 2010, we repaid in full the then outstanding balance of $203.1 million on our unsecured term loan. Subsequent to the fiscal year end, we repaid in full the $250 million principal amount of senior floating rate notes that became due in June 2010. We also issued $250 million principal amount of senior unsecured notes in a public offering in April 2010. We used part of the proceeds from this offering to repay our unsecured term loan prior to its original maturity of June 2012 and we ended fiscal 2010 with a cash balance of $1.0 billion.

Products

Semiconductors are integrated circuits (in which a number of transistors and other elements are combined to form a more complicated circuit) or discrete devices (such as individual transistors). In an integrated circuit, various components are fabricated in a small area or "chip" of silicon, which is then encapsulated in plastic, ceramic or other advanced forms of packaging and can then be connected to a circuit board or substrate.

We manufacture an extensive range of analog intensive and mixed-signal integrated circuits, which are used in numerous applications. While no precise industry definition exists for analog and mixed-signal devices, we consider products which process analog information or convert analog-to-digital or digital-to-analog as analog and mixed-signal devices.

We are a leading supplier of analog and mixed-signal products, serving both broad-based markets such as the consumer, industrial, medical, automotive and communications, and more narrowly defined markets such as wireless handsets (including smart phones) and other portable applications, LED lighting, renewable energy, portable medical and communications infrastructure. Our analog and mixed-signal devices include:

- operational and audio amplifiers
- power references, regulators and switches
- analog-to-digital or digital-to-analog converters
- communication interface circuits
- lighting and display circuits
- adaptive voltage scaling circuits
- radio frequency integrated circuits

Other product offerings that are not analog or mixed-signal include microcontrollers and embedded Bluetooth™ solutions that collectively serve a wide variety of applications in the wireless, personal computer, industrial, automotive, consumer and communication markets. These products represent our older products that we no longer invest research and development effort in.

Our diverse portfolio of intellectual property enables us to develop building block products, application-specific standard products and custom large-scale integrations for our customers. Our high-performance building blocks and application-specific standard products allow our customers to solve challenging technical problems and to differentiate their systems in a way that is beneficial to the end user.

With our leadership in innovative packaging and analog process technology, we can address growth opportunities that depend upon the critical elements of efficiency, physical size and performance. We directly service top-tier OEMs in a number of markets, and we reach a broader range of customers through our franchised distributors.

Corporate Organization
Our product line operations are organized under one group called the Product Group. Within this group are all of our various product line business units. Many of our products are part of our PowerWise® portfolio of products, which are parts that are deemed to be highly energy efficient relative to the function they are performing.

In addition to our Product Group, our corporate organization in fiscal 2010 included the Worldwide Marketing and Sales Group, Key Market Segments Group, the Technology Development Group and the Manufacturing Operations Group.

Product Group
The Product Group is organized by various product line business units that include custom solutions, high speed products, infrastructure power, mobile devices power, performance power products and precision signal path business units. During fiscal 2010, our former advanced power business unit was merged into the infrastructure power business unit.

We have three different business units that address the power management area: infrastructure power, mobile devices power and performance power products. Power management refers to the conversion and management of power consumption in electronic systems. Integrated circuits such as digital processors, analog-to-digital converters and light emitting diodes each require different power sources to operate efficiently. Power management integrated circuits convert and regulate voltages to ensure that electronic systems operate properly. Our high-performance power management portfolio provides valuable solutions to our customers to solve design problems in space and energy-constrained applications from feature-rich portable devices to large line-powered systems.

The three business units that address power management design, develop and manufacture a wide range of products including:

- high-efficiency switching voltage regulators and controllers
- high-performance low drop-out voltage regulators
- accurate LED drivers
- precision voltage references
- battery management integrated circuits
- photovoltaic power optimizer solutions

We are targeting growth in our power management business by balancing our focus between broad customer needs and specific target markets. We continue to strengthen our broad portfolio of power management integrated circuits which can address customer needs in a variety of end markets such as consumer, industrial, medical, automotive and communications infrastructure. At the same time, we focus on markets, such as personal mobile devices or high-power LEDs, which can provide more rapid growth opportunities from customers that value the performance our products deliver, such as energy efficiency and size or heat reduction.

We continue to enhance the performance of power management building blocks in terms of providing greater efficiency, increased power density, tighter accuracy and wider voltage ranges. These building block products can also be leveraged into the development of highly integrated application-specific standard products for high volume applications.

There are also two business units that address the signal path area: precision signal path and high speed products. Signal path refers to the analog technology that is applied to the path that information or data travels along from the point where it enters the electronic equipment and is conditioned, converted and processed to the point where it is sent out. Our signal path products provide a vital technology link that allows the user to connect to digital information and are used to enable and enrich the user experience of sight and sound from many electronic applications. In addition to providing the real-world interfaces, signal path products are used extensively in signal conditioning, signal conversion (from analog-to-digital and vice versa) and high-speed signal interfacing applications.

The two business units that focus on signal path design, develop and manufacture a wide range of products including:

- high-speed and precision operational amplifiers
- high-fidelity, low-power audio amplifiers
- high-speed and power efficient analog-to-digital converters and digital-to-analog converters
- precision timing products
- high-speed communication interface and signal-conditioning products
- thermal management products

We continually develop more high-performance analog products that can address applications in the portable, consumer, industrial, medical, automotive and communications infrastructure markets. With our growing product portfolio of high-performance building blocks, we continue to improve performance by providing greater precision, higher speed and lower power which our customers value. These building block products can also be leveraged into the development of highly integrated application-specific standard products for high volume applications.

The high speed products business unit also includes Hi-Rel products that supply integrated circuits to the high reliability market, which includes avionics, defense and aerospace customers.

There is also a custom solutions business unit within the Product Group, which supplies user-designed application-specific products in the form of standard cells, gate arrays and full custom devices. This business unit also supplies key telecommunications components for analog and digital line cards, as well as 8-bit and 16-bit microcontrollers. Although this business unit supplies these products, it no longer develops new products.

The Product Group organization is also responsible for technology infrastructure which provides a range of process libraries, product cores and software, and the selection and support of computer aided design tools used in the design, layout and simulation of our products.

Worldwide Marketing and Sales Group, Key Market Segments Group, Technology Research Group and Manufacturing Operations Group

The Worldwide Marketing and Sales Group is our global sales and marketing organization organized around the four major regions of the world where we operate. We define our four major regions as the Americas, Asia Pacific (which excludes Japan), Europe and Japan. Reference to these regions elsewhere in this document is based on this definition.

As part of our overall marketing and business development effort, we have a separate dedicated group that concentrates solely on key market segments that the company has identified and targeted for future growth. The Key Market Segments organization includes industry experts, technologists and business development staff who work closely with our product lines to accelerate the penetration of our analog solutions in these specific markets with high growth potential.

The Technology Research Group is a centralized worldwide organization primarily responsible for advanced process development.

The Manufacturing Operations Group is a centralized worldwide organization that manages all production, including outsourced manufacturing, global logistics, and is responsible for quality assurance, purchasing and supply chain management. The Manufacturing Operations Group is also responsible for incremental process development and packaging technology.

Segment Financial Information and Geographic Information
Under the criteria defined by generally accepted accounting principles (GAAP), Analog is our only reportable segment for fiscal 2010. The remaining business units that are not included in the Analog reportable segment are grouped as "All Others."

Our business is dependent on the success of our Analog segment, which represented approximately 94 percent of our sales in fiscal 2010. Consequently, the Analog segment faces the same risks as those for the company as a whole, including risks attendant to our foreign operations. For a more complete discussion of those risks, see the discussion that appears in Part I, "Item 1A. Risk Factors," of this Form 10-K.

For further financial information on the Analog reportable segment, as well as geographic information, refer to the information contained in Note 16, "Segment and Geographic Information," in the Notes to the Consolidated Financial Statements included in Item 8.

Marketing and Sales
We market our products globally to OEMs and original design manufacturers (ODMs) through a direct sales force. Some of our major OEMs include:

- Apple
- Continental
- LG Electronics
- L.M. Ericsson
- Motorola
- Nokia
- Nokia Siemens Network
- Novero
- Panasonic
- Research in Motion Ltd
- Robert Bosch
- Samsung
- Siemens
- Sony Ericsson Mobile Communications
- Triquint

It is common in the technology industry for OEMs to use contract manufacturers to build their products and ODMs to design and build products. As a result, our design wins with major OEMs, particularly in the computing and cellular phone markets, can ultimately result in sales to a third party contract manufacturer or ODM.

In addition to our direct sales force, we use distributors in our four geographic business regions, and approximately 64 percent of our fiscal 2010 net sales were made to distributors, which includes approximately 9 percent of sales made through dairitens in Japan under local business practices. In line with industry practices, we generally credit distributors for the effect of price reductions on their inventory of our products and, under specific conditions, we repurchase products that we have discontinued. Distributors do not have the right to return product except under customary warranty provisions. The programs we offer to our distributors include the following:

- *Allowances involving pricing and volume.* We refer to this as the "contract sales debit" program.
- *Allowances for inventory scrap.* We refer to this as the "scrap allowance" program.

Under the contract sales debit program, products are sold to distributors at standard prices published in price books that are broadly provided to our various distributors. Distributors are required to pay for this product within our standard commercial terms. After the initial purchase of the product, the distributor has the opportunity to request a price allowance for a particular part number depending on the current market conditions for that specific part as well as volume considerations. This request is made prior to the distributor reselling the part. Once we have approved an allowance to the distributor, the distributor proceeds with the resale of the product and credits are issued to the distributor in accordance with the specific allowance that we approved. Periodically, we issue new distributor price books. For those parts for which the standard prices have been reduced, we provide an immediate credit to distributors for inventory quantities they have on hand.

Under the scrap allowance program, certain distributors are given a contractually defined allowance to cover the cost of any scrap they might incur. The amount of the allowance is specifically agreed upon with each distributor.

Our regional facilities in the United States, Europe, Japan and Asia Pacific handle local customer support. These customer support centers respond to inquiries on product pricing and availability, pre-sale customer technical support requests, order entry and scheduling, and post-sale support under our product warranty provisions. The technical support provided to our customers consists of marketing activities that occur prior to sale of product to our customers and for which we have no contractual obligation and no fees are charged. Technical support consists primarily of aiding customers in product selection and answering questions about our products.

We augment our sales effort with application engineers based in the field. These engineers are specialists in various aspects of our product portfolio and work with customers to identify and design our integrated circuits into customers' products and applications. These engineers also help identify emerging markets for new products and are supported by our design centers in the field or at manufacturing sites.

We also provide web-based, on-line tools that allow customers and potential customers to select our devices, create a design using our parts, and simulate performance of that design.

Customers

Our top ten customers combined represented approximately 58 percent of total accounts receivable at May 30, 2010 and approximately 60 percent at May 31, 2009.

Net sales to major customers as a percentage of total net sales were as follows:

	2010	2009	2008
Distributor:			
Avnet	17%	15%	15%
Arrow	15%	13%	12%
OEM:			
Nokia	*	*	11%

* less than 10%

Although we do not have any other customers with sales greater than 10 percent, we do have several other large customers that manufacture and market wireless handsets and other electronic products. All of these customers typically purchase a range of different products from us. If any one of these customers were to cease purchasing products from us within a very short timeframe, such as within one quarter, it could have a negative impact on our financial results for that period.

Backlog

In accordance with industry practice, we frequently revise semiconductor backlog quantities and shipment schedules under outstanding purchase orders to reflect changes in customer needs. We rarely formally enforce binding agreements for the sale of specific quantities at specific prices that are contractually subject to price or quantity revisions, consistent with industry practice. For these reasons, we believe it would not be meaningful to disclose the amount of backlog at any particular date.

Seasonality

We are affected by the seasonal trends in the semiconductor and related industries. We typically experience sequentially lower sales in our first and third fiscal quarters, primarily due to customer vacation and holiday schedules. Sales usually reach a seasonal peak in our fourth fiscal quarter. This seasonal trend did not occur during fiscal 2010 as the global economy has slowly begun to recover from the significant deterioration that was experienced during our fiscal 2009. As a result of this improvement, sales in our first quarter of fiscal 2010 were up 12 percent over sales in the preceding fourth quarter of fiscal 2009 and sales in our third quarter of fiscal 2010 were up 5 percent over sales in the preceding second quarter of fiscal 2010. Consistent with our previous experience, our sales peaked in the fourth quarter of fiscal 2010.

Manufacturing

The design of semiconductor and integrated circuit products is shaped by general market needs and customer requirements. Following product design and development, we generally produce integrated circuits in the following steps:

- *Wafer Fabrication.* Product designs are compiled and digitized by state of the art design equipment and then transferred to silicon wafers in a series of complex precision processes that include oxidation, lithography, chemical etching, diffusion, deposition, implantation and metallization.
- *Wafer Sort.* The silicon wafers are tested and separated into individual circuit devices.
- *Product Assembly.* Tiny wires are used to connect the electronic circuits on the device to the stronger metal leads of the package in which the device is encapsulated for protection.
- *Final Test.* The devices are subjected to a series of rigorous tests using computerized circuit testers and, for certain applications, environmental testers such as burn-in ovens,

centrifuges, temperature cycle or moisture resistance testers, salt atmosphere testers and thermal shock testers.

- *Coating.* Certain devices in the analog portfolio are designed to be used without traditional packaging. In this case, the integrated circuit is coated with a protective material to allow mounting directly onto a circuit board.

Our product line business units are supported by our global manufacturing infrastructure. We have developed a number of proprietary manufacturing processes and packaging technologies to support our broad portfolio of analog products. In March 2009, we announced the closure of our wafer fabrication facility in Texas and our assembly and test plant in China. Production activity in these two facilities ceased by the end of fiscal 2010 and their production volume was consolidated into our remaining manufacturing facilities in Maine, Scotland and Malaysia. Substantially all of our products are manufactured in our two wafer fabrication facilities in Maine and Scotland, and our assembly and test facility in Malaysia. However, at times and as needed, we outsource certain manufacturing functions to address capacity, capability or other economic issues.

Our wafer manufacturing processes include Bipolar, Metal Oxide Silicon, Complementary Metal Oxide Silicon and Bipolar Complementary Metal Oxide Silicon technologies, including Silicon Germanium. Our efforts are heavily focused on proprietary processes that support our analog portfolio of products, which address wireless handsets, other personal mobile devices and a broad variety of other electronic applications. The feature size of the individual transistors on a chip is measured in microns; one micron equals one millionth of a meter. As products decrease in size and increase in functionality, our wafer fabrication facilities must be able to manufacture integrated circuits with sub-micron circuit pattern widths. This precision fabrication carries over to assembly and test operations, where advanced packaging technology and comprehensive testing are required to address the ever increasing performance and complexity embedded in integrated circuits.

Raw Materials

Our manufacturing processes use certain key raw materials critical to our products. These include silicon wafers, certain chemicals and gases, ceramic and plastic packaging materials and various precious metals. We also rely on subcontractors to supply finished or semi-finished products which we then market through our sales channels. We obtain raw materials and semi-finished or finished products from various sources, although the number of sources for any particular material or product is relatively limited. We believe our current supply of essential materials is sufficient to meet our needs. However, shortages have occurred from time to time and could occur again. Significant increases in demand, rapid product mix changes or natural disasters could affect our ability to procure materials or goods.

Research and Development

Our research and development efforts consist of research in metallurgical, electro-mechanical and solid-state sciences, manufacturing process development and product design. Total research and development expenses were $272.7 million for fiscal 2010, or 19 percent of net sales, compared to $306.0 million for fiscal 2009, or 21 percent of net sales, and $363.0 million for fiscal 2008, or 19 percent of net sales.

The decrease in research and development expenses in fiscal 2010 compared to fiscal 2009 primarily reflects cost savings associated with the cost reduction actions announced in fiscal 2009, including lower payroll and employee benefit expenses. Share-based compensation expense included in R&D expense for fiscal 2010 was $17.8 million compared to $24.3 million in fiscal 2009. We are continuing to concentrate our research and development spending on analog products and underlying analog capabilities with particular emphasis on circuits that enable greater energy efficiency. We continue to invest in the development of new analog products that can serve applications in a wide variety of end markets such as portable electronics, industrial, communications infrastructure, renewable energy products, medical, and sensing and detection applications. Because of our focus on markets that require or involve greater energy efficiency, a significant portion of our research and development is directed at power management technology.

Patents

We own numerous United States and non-U.S. patents and have many patent applications pending. We consider the development of patents and the maintenance of an active patent program advantageous to the conduct of our business. However, we believe that continued success will depend more on engineering, production, marketing, financial and managerial skills than on our patent program. We license certain of our patents to other manufacturers and participate in a number of cross licensing arrangements and agreements with other parties. Each license agreement has unique terms and conditions, with variations as to length of term, royalties payable, permitted uses and scope. The majority of these agreements are cross-licenses in which we grant a broad license to our intellectual property in exchange for receiving a similar corresponding license from the other party, and none are exclusive. The amount of income we have received from licensing agreements has varied in the past, and we cannot precisely forecast the amount and timing of future income from licensing agreements. On an overall basis, we believe that no single license agreement is material to us, either in terms of royalty payments due or payable or intellectual property rights granted or received.

Employees

At May 30, 2010, we employed approximately 5,800 people of whom approximately 2,400 were employed in the United States, 500 in Europe, 2,700 in Southeast Asia, 100 in China and 100 in other areas. We believe that our future success depends fundamentally on our ability to recruit and retain skilled technical and professional personnel. Our employees in the United States are not covered by collective bargaining agreements. We consider our employee relations worldwide to be favorable.

Competition

Competition in the semiconductor industry is intense. With our focus on high-value analog, our major competitors include Analog Devices, Intersil Corporation, Linear Technology, Maxim Integrated Products and Texas Instruments. In some cases, we may also compete with our customers. Competition is based on design and quality of products, product performance, price and service, with the relative importance of these factors varying among products and markets. We cannot assure you that we will be able to compete successfully in the future against existing or new competitors or that our operating results will not be adversely affected by increased competition.

Environmental Regulations

To date, our compliance with foreign, federal, state and local laws and regulations that have been enacted to regulate the environment has not had a material adverse effect on our capital expenditures, earnings, competitive or financial position. For more information, see Item 3, "Legal Proceedings" and Note 15, "Commitments and Contingencies" to the Consolidated Financial Statements in Item 8. However, we could be subject to fines, suspension of production, alteration of our manufacturing processes or cessation of our operations if we fail to comply with present or future statutes and regulations governing the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes.

ITEM 1A. RISK FACTORS

A description of the risk factors associated with our business is set forth below. The risks described below are not the only ones facing us. Additional risks not currently known to us or that we currently believe are immaterial may also impair our business operations, results or financial condition.

You should read the following risk factors in conjunction with the factors discussed elsewhere in this and our other filings with the SEC and in materials incorporated by reference in these filings. These risk factors are intended to highlight certain factors that may affect our financial condition and results of operations and are not meant to be an exhaustive discussion of risks that apply to companies like National with broad international operations. Like other companies, we are susceptible to macroeconomic downturns in the United States or abroad that may affect the general economic climate and our performance and the performance of our customers. Similarly, the price of our stock is subject to volatility due to fluctuations in general market conditions, differences in our results of operations from estimates and projections generated by the investment community, and other factors beyond our control.

RISK FACTORS RELATING TO GENERAL BUSINESS CONDITIONS

Significant deterioration in the global economy has reduced demand for our products, and our business has been and may continue to be adversely affected.

As a result of the credit market crisis (including uncertainties with respect to financial institutions and the global capital markets) and other macro-economic challenges affecting the economy of the United States and other parts of the world, customers have modified, delayed and cancelled plans to purchase our products. During fiscal 2009, we experienced a significant reduction in order rates due to the weak global economy. While near-term market conditions in fiscal 2010 have shown some improvement, it is not clear that this improvement will continue. It is possible that current conditions could remain or worsen.

A large portion of our revenues is dependent on the wireless handset market.

The wireless handset market (including smart phones) is a significant source of our overall sales. Global economic difficulties have resulted in a slowdown in the sales of handsets and have adversely affected our revenues and profitability. This environment may continue even though we continue to develop new products to address new features and functionality in handsets. The worldwide handset market is large and future trends and other variables are difficult to predict. As a consumer-driven market, changes in the economy that adversely affect consumer demand for wireless handsets will impact demand for our products and adversely affect our business and operating results.

Conditions inherent in the semiconductor industry may cause periodic fluctuations in our operating results.

Rapid technological change and frequent introduction of new technology leading to more complex and integrated products characterize the semiconductor industry. The result is a cyclical environment with potentially short product life cycles, characterized by significant and rapid increases and decreases in product demand. Substantial capital and R&D investment are required to support products and manufacturing processes in the semiconductor industry, which amplify the effect of this cyclicality. As a result of this environment, we may experience rapid and significant fluctuations in our operating results. Market or other shifts in our product mix toward or away from higher margin products, including analog products, or reductions in our product margins may also have a significant impact on our operating results.

Our business will be harmed if we are unable to compete successfully in our markets.
Competition in the semiconductor industry is intense. Our major competitors include Analog Devices, Intersil Corporation, Linear Technology, Maxim Integrated Products and Texas Instruments. In some cases, we may also compete with our customers. Competition is based on design and quality of products, product performance, price and service, with the relative importance of these factors varying among products, markets and customers. We cannot assure you that we will be able to compete successfully in the future against existing or new competitors or that our operating results will not be adversely affected by increased competition.

RISK FACTORS RELATING TO INTERNATIONAL OPERATIONS

We operate in the global marketplace and face risks associated with worldwide operations.
During fiscal 2010, approximately 76 percent of our sales were derived from customers in international markets. We expect that international sales will continue to account for a significant majority of our total revenue in future years. We have manufacturing facilities outside the United States in Scotland and Malaysia. We are subject to the economic and political risks inherent in international operations, including the risks associated with ongoing uncertainties and political and economic instability in many countries around the world. In addition, the management of global operations subjects us to risks associated with legal and regulatory requirements, trade balance issues, currency controls, differences in local business and cultural factors, fluctuations in interest and currency exchange rates, and difficulties in staffing and managing foreign operations.

Global disruptions and events could adversely affect our financial performance and operating results.
Terrorist activities worldwide and hostilities in and between nation states, including the continuing hostilities and violence in Iraq and Afghanistan and the threat of future hostilities involving the United States and other countries, may cause uncertainty and instability in the overall state of the global economy or in the industries in which we operate. We have no assurance that the consequences from these events will not disrupt our operations in either the United States or other regions of the world. Significant destabilization of relations between the United States and other countries where we operate or between the countries where we operate and other countries could result in restrictions and prohibitions in the countries where we operate. Continued increases in oil prices, as well as spreading subprime mortgage failures, could also affect our operations. Pandemic illnesses that spread globally and/or substantial natural disasters, as well as geopolitical events, may also affect our future costs, operating capabilities and revenues.

We have significant manufacturing operations in Malaysia and, as a result, are subject to risks.
We have significant assembly and test facilities in Melaka, Malaysia. We may be adversely affected by laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We cannot assure you that we will be able to maintain compliance with all of these laws and regulations, that new, stricter laws or regulations will not be imposed or that interpretations of existing regulations will not be changed, each of which would require additional expenditures or result in other adverse effects. Changes in the political environment or government policies could result in laws or regulations that impact us adversely. A significant destabilization of relations between the United States and Malaysia or with either of these countries and other countries could result in restrictions or prohibitions on our operations in that country.

We are subject to fluctuations in the exchange rate of the U.S. dollar and foreign currencies.
While we transact business primarily in U.S. dollars, and most of our revenues are denominated in U.S. dollars, a portion of our costs and revenues is denominated in other currencies, such as the euro,

the Japanese yen, pound sterling and certain other Asian currencies. As a result, changes in the exchange rates of these or any other applicable currencies to the U.S. dollar will affect our net sales, costs of goods sold and operating margins. We have a program to hedge our exposure to currency rate fluctuations, but our hedging program may not be fully effective in preventing foreign exchange losses.

We are subject to export restrictions and laws affecting trade and investments.
As a global company headquartered in the United States, we are subject to U.S. laws and regulations that limit and restrict the export of some of our products and related product information. Compliance with these laws has limited our operations and sales in the past and could significantly limit them in the future. We maintain a compliance program but there are risks of noncompliance exposing us to significant legal liabilities. We must also comply with export restrictions and laws imposed by other countries affecting trade and investments which may conflict with the laws and regulations in the United States or other countries in which we do business. There is a risk that these restrictions and laws could significantly restrict our operations in the future.

RISK FACTORS RELATING TO SALES AND OPERATIONS

Our increased focus on revenue growth could adversely impact margins over time.
Our current priority is to grow revenues at a rate greater than the rate of growth we have achieved in recent fiscal years. During those recent fiscal years our rate of revenue growth was consistently below that of our competitors, as we directed more of our efforts on maintaining and increasing our profit margins. By focusing on our relationship with our customers and delivering exceptional value to our customers we hope to increase sales while retaining our overall profitability. It is possible, however, that elevating our priority on increasing sales could come at the expense of gross margin. If a decrease in gross margin is not offset by sufficient increased revenue it would adversely affect our overall profitability.

Our performance depends on the availability and cost of raw materials, utilities, critical manufacturing equipment and third-party manufacturing services.
Our manufacturing processes and critical manufacturing equipment require that certain key raw materials and utilities be available. Limited or delayed access to or increases in the cost of these items, or the inability to implement new manufacturing technologies or install manufacturing equipment on a timely basis, could adversely affect our results of operations. We subcontract a portion of our wafer fabrication and assembly and testing of our integrated circuits. We depend on a limited number of third parties, most of whom are located outside of the United States, to perform these subcontracted functions. We do not have long-term contracts with all of these third parties. Reliance on these third parties involves risks, including possible shortages of capacity in periods of high demand. We have had difficulties in the past with supplies and subcontractors and could experience them in the future, including as a result of weak global economic conditions.

A substantial portion of our sales are made to distributors and the termination of an agreement with one or more distributors could result in a negative impact on our business.
In fiscal 2010, our distributors accounted for approximately 64 percent of our sales, which includes approximately 9 percent of sales made through dairitens in Japan under local business practices. Two of our distributors together accounted for 32 percent of total sales. Distributors typically sell products from several of our competitors along with our products. A significant reduction of effort to sell our products, the termination of our relationship with one or more distributors or distributor cash flow problems or other financial difficulties could reduce our access to certain end-customers and adversely impact our ability to sell our products. The termination of the distributor relationship

agreement with a specific distributor could also result in the return of our inventory held by the distributor.

Our profit margins may vary over time.

Our profit margins may be adversely affected by a number of factors, including decreases in our shipment volume, reductions in, or obsolescence of our inventory, and shifts in our product mix or strategy. Because we own most of our manufacturing capacity, a significant portion of our operating costs is fixed, including costs associated with depreciation expense. In general, these costs do not decline with reductions in customer demand or utilization of our manufacturing capacity or increase as volume increases. Failure to maintain utilization rates of our manufacturing facilities or maintain the fixed costs associated with these facilities at current levels will result in higher average unit costs and lower gross margins.

We make forecasts of customer demand that may be inaccurate.

Our ability to match inventory and production mix with the product mix needed to fill current orders and orders to be delivered in any given quarter may affect our ability to meet that quarter's revenue forecast. To be able to accommodate customer requests for shorter shipment lead times, we manufacture product based on customer forecasts. These forecasts are based on multiple assumptions. While we believe our relationships with our customers, combined with our understanding of the end markets we serve, provide us with the ability to make reliable forecasts, if we inaccurately forecast customer demand, it could result in inadequate, excess or obsolete inventory that would reduce our profit margins.

We are subject to warranty claims, product recalls and product liability.

We could be subject to warranty or product liability claims that could lead to significant expenses as we defend such claims or pay damage awards. In the event of a warranty claim, we may also incur costs if we compensate the affected customer. We maintain product liability insurance, but there is no guarantee that such insurance will be available or adequate to protect against all such claims. We may incur costs and expenses relating to a recall of one of our customers' products containing one of our devices. Any future costs or payments made in connection with warranty claims or product recalls could materially affect our results of operations and financial condition in future periods.

We may be harmed by natural disasters and other disruptions.

Our worldwide operations could be subject to natural disasters and other disruptions. Our corporate headquarters are located near major earthquake fault lines in California. In the event of a major earthquake, or other natural or manmade disaster, we could experience loss of life of our employees, destruction of facilities or other business interruptions. The operations of our suppliers could also be subject to natural disasters and other disruptions, which could cause shortages and price increases in various essential materials. We use third party freight firms for nearly all of our shipments from vendors and from our wafer manufacturing facilities to assembly and test sites and for shipments to customers of our final product. This includes ground, sea and air freight. Any significant disruption of our freight shipments globally or in certain parts of the world, particularly where our operations are concentrated, would materially affect our operations. We maintain property and business interruption insurance, but there is no guarantee that such insurance will be available or adequate to protect against all costs associated with such disasters and disruptions.

We may incur losses in connection with the sale of, or we may be unable to sell, our manufacturing facilities in China and Texas.

In March 2009, we announced the eventual closure of our wafer fabrication facility in Texas and our assembly and test plant in China. We have since ceased production activity in these two facilities. We are actively engaged in locating buyers to purchase each of these manufacturing facilities and the machinery and equipment located in these facilities. In selling these properties, we are faced with the inherent volatility in the industrial real estate market, which is a function of the supply and demand for industrial properties in the micro-markets where our facilities are located. Although we believe we will be able to sell these facilities in the next fiscal year, it may take longer than we currently expect. If we must incur additional costs to maintain the facilities over a longer time frame than we currently expect, if we are forced to accept a lower price than we originally estimated, or if we are unable to locate a buyer for either or both of these facilities, our operating results will be negatively affected.

RISK FACTORS RELATING TO R&D, INTELLECTUAL PROPERTY AND LITIGATION

We may experience delays in introducing new products or market acceptance of new products may be below our expectations.

Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the industries in which our primary customers operate. As our customers evolve and introduce new products, our success depends on our ability to anticipate and adapt to these changes in a timely and cost-effective manner by developing and introducing into the market new products that meet the needs of our customers. We are also directing efforts to develop new and different types of products to serve emerging mega trends such as energy efficiency. We believe that continued focused investment in research and development, especially the timely development, introduction and market acceptance of new products, is a key factor to successful growth and the ability to achieve strong financial performance. Successful development and introduction of these new products are critical to our ability to maintain a competitive position in the marketplace. We cannot assure you, however, that we will be successful in timely developing and introducing successful new products demanded by the market, or in achieving anticipated revenues from new products, and a failure to bring new products to market or achieve market success with them may harm our operating results. We also cannot assure you that products that may be developed in the future by our competitors will not render our products obsolete or non-competitive.

Our products are dependent on the use of intellectual property that we need to protect.

We rely on patents, trade secrets, trademarks, mask works and copyrights to protect our products and technologies, and have a program to file applications for and obtain patents, trademarks, mask works and copyrights in the United States and in selected foreign countries where we believe filing for such protection is appropriate. Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for by us in some countries. Some of our products and technologies are not covered by any patent or patent application. In addition, we cannot assure you that:

- the patents owned by us or numerous other patents which third parties license to us will not be invalidated, circumvented, challenged or licensed to other companies; or
- any of our pending or future patent applications will be issued within the scope of the claims sought by us, if at all; or
- our products will not be held to infringe patents of others.

We also seek to protect our proprietary technologies, including technologies that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that our collaborators will not assert rights to intellectual property arising out of our research collaborations. In addition, we may not be able to enforce these agreements globally. Some of our technologies have been licensed on a non-exclusive basis from other companies, which may license such technologies to others, including our competitors. If necessary or desirable, we may seek licenses under patents or intellectual property rights claimed by others. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for technologies we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the technologies.

The protection of our intellectual property is essential in preventing unauthorized third parties from copying or otherwise obtaining and using our technologies. Despite our efforts, we cannot assure you that we will be able to adequately prevent misappropriation or improper use of our protected technologies.

We may be subject to information technology system failures, network disruptions and breaches in data security.
Information technology system failures, network disruptions and breaches of data security could disrupt our operations by causing delays or cancellation of customer orders, impeding the manufacture or shipment of products, preventing the processing of transactions and reporting of financial results. They could also result in the unintentional disclosure of confidential information about the company or with respect to our customers and employees. While management has taken steps to address these concerns by implementing sophisticated network security and internal control measures, there can be no assurance that a system failure or data security breach will not have a material adverse effect on our financial condition and operating results.

We are subject to litigation risks.
All industries, including the semiconductor industry, are subject to legal claims. We are involved in a variety of routine legal matters that arise in the normal course of business. Further discussion of certain specific material legal proceedings in which we are involved is contained in Note 15 to the Consolidated Financial Statements. We believe it is unlikely that the final outcome of these legal claims will have a material adverse effect on our consolidated financial position or results of operations. However, litigation is inherently uncertain and unpredictable. An unfavorable resolution of any particular legal claim or proceeding could have a material adverse effect on our consolidated financial position or results of operations.

RISK FACTORS RELATED TO OUR DEBT

Increased leverage may harm our financial condition and results of operations.
Our total liabilities at the end of fiscal 2010 were $1.8 billion. Of total liabilities, $1.0 billion was debt incurred in connection with the accelerated stock repurchase program announced in June 2007 when we announced that we would incur $1.5 billion of indebtedness under a bridge credit facility to purchase shares of our common stock through an accelerated stock repurchase program. We subsequently issued $1.0 billion in senior unsecured notes and entered into a bank loan in the aggregate principal amount of $0.5 billion to fully repay the indebtedness under the bridge credit facility. We have since repaid in full the outstanding principal on the bank loan prior to its original maturity of June 2012. Subsequent to the fiscal year end, we also repaid in full our senior floating rate notes with an aggregate principal amount of $250 million due in June 2010. We issued $250 million principal amount of senior unsecured notes through a public offering in April 2010. Our long-term debt will have important effects on our future operations, including, without limitation:

- we will have additional cash requirements in order to support the payment of principal and interest on our outstanding indebtedness;

- increases in our outstanding indebtedness and leverage may increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure;
- our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes may be limited; and
- our flexibility in planning for, or reacting to, changes in our business and our industry may be limited.

Our ability to make payments of principal and interest on our indebtedness depends upon our future performance, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our consolidated operations, many of which are beyond our control. In addition, under our multicurrency credit agreement with a bank, we are required to comply with certain restrictive covenants, conditions, and default provisions that require the maintenance of certain financial ratios. If we are unable to generate sufficient cash flow from operations in the future to service our debt or maintain compliance with the financial covenants of our multicurrency credit agreement due to current economic conditions or otherwise, we may take certain actions which require us to, among other things:

- seek additional financing in the debt or equity markets;
- refinance, retire or restructure all or a portion of our indebtedness;
- sell selected assets;
- reduce or delay planned capital expenditures; or
- reduce or delay planned operating expenditures.

Such measures might not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms, if at all, particularly if our credit rating is not strong.

Difficulties in the credit markets may limit our ability to refinance our debt as it becomes due.
We cannot assure you that we will be able to refinance our debt as it becomes due. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the U.S. and international markets and economies may adversely affect the liquidity and financial conditions of issuers.

Increases in interest rates could adversely affect our financial condition.
Any changes in prevailing interest rates will have an immediate effect on us because we have entered into an interest rate swap arrangement that effectively converts the fixed rate of interest on our $250 million aggregate principal amount of 3.95 percent senior unsecured notes due April 2015 to a floating rate. Any increased interest expense associated with increases in interest rates will adversely affect our cash flow and our ability to service our debt. As a protection against rising interest rates, we may enter into other agreements such as interest rate swaps, caps, floors and other interest rate exchange contracts. However, our existing or any additional agreements may fail to protect or could adversely affect us because, among other things, the other parties to such agreements may fail to perform, or the terms of the agreements may turn out to be unfavorable to us depending on rate movements.

RISK FACTORS RELATING TO PERSONNEL AND MERGER AND ACQUISITION ACTIVITY

We may not be able to attract or retain employees with skills necessary to remain competitive in our industry.
Our continued success depends in part on the recruitment and retention of skilled personnel, including technical, marketing, management and staff personnel. Experienced personnel in the semiconductor industry, particularly in our targeted analog areas, are in high demand and competition for their skills is intense. We cannot assure you that we will be able to successfully recruit and retain the key personnel we require.

We may pursue acquisitions and investments that could harm our operating results and may disrupt our business.
We have made and will continue to consider making strategic business investments, alliances and acquisitions we consider necessary to gain access to key technologies that we believe will augment our existing technical capability and support our business model objectives. Acquisitions and investments involve risks and uncertainties that may unfavorably impact our future financial performance. We may not be able to integrate and develop the technologies we acquire as expected. If the technology is not developed in a timely manner, we may be unsuccessful in penetrating target markets. With any acquisition there are risks that future operating results may be unfavorably affected by acquisition related costs, including in-process R&D charges and incremental R&D spending.

RISK FACTORS RELATING TO TAX AND ENVIRONMENTAL REGULATIONS

We may be affected by higher than expected tax rates or exposure to additional income tax liabilities.
As a global company, our effective tax rate is dependent upon the geographic composition of worldwide earnings and tax regulations governing each region. We are subject to income taxes in both the United States and various foreign jurisdictions, and complex analyses and significant judgment are required to determine worldwide tax liabilities. From time to time, we have received notices of tax assessments in various jurisdictions where we operate. We may receive future notices of assessments and the amounts of these assessments or our failure to favorably resolve such assessments may have a material adverse effect on our financial condition or results of operations.

We have significant amounts of deferred tax assets. The recognition of deferred tax assets is reduced by a valuation allowance if it is more likely than not that the tax benefits associated with the deferred tax benefits will not be realized. If we are unable to generate sufficient future taxable income in certain jurisdictions, or if there is a significant change in the enacted tax rates or the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowances against our deferred tax assets, which would cause an increase in our effective tax rate. Proposals and discussions in Congress and the Executive branch for new U.S. tax legislation could, if adopted, adversely affect our effective tax rate. A significant increase in our effective tax rate could have a material adverse effect on our financial condition or results of operations.

We were granted a tax holiday by the Malaysian government that is effective for a ten-year period that began in our fiscal 2010. Such tax holiday is contingent upon meeting certain minimum requirements either on an annual basis or over specified periods of time ranging from 5 to 7 years. These requirements relate to capital expenditures levels, statutory revenue realization and the maintenance of a skilled workforce in Malaysia. If we are unable to meet these requirements, our income in Malaysia would be subject to taxation by the Malaysian government and this would result in increasing our effective tax rate.

We are subject to many environmental laws and regulations.
Increasingly stringent environmental regulations restrict the amount and types of materials that can be released from our operations into the environment. While the cost of compliance with environmental laws has not had a material adverse effect on our results of operations historically, compliance with these and any future regulations could require significant capital investments in pollution control equipment or changes in the way we make our products. In addition, because we use hazardous and other regulated materials in our manufacturing processes, we are subject to risks of liabilities and claims, regardless of fault, resulting from accidental releases, including personal injury claims and civil and criminal fines. The following should also be considered:

- we currently are remediating past contamination at some of our sites;
- we have been identified as a potentially responsible party at a number of Superfund sites where we (or our predecessors) disposed of wastes in the past; and
- significant regulatory and public attention on the impact of semiconductor operations on the environment may result in more stringent regulations, further increasing our costs.

For more information on environmental matters, see Note 15 to the Consolidated Financial Statements.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We conduct manufacturing, as well as certain research and development activities, at our wafer fabrication facilities located in South Portland, Maine and Greenock, Scotland. Production activity in our Texas wafer fabrication facility decreased during fiscal 2010 as we consolidated its production volume into our remaining manufacturing facilities in Maine and Scotland. By the end of the fiscal year, we closed the manufacturing operations in Texas. Wafer fabrication capacity utilization (based on wafer starts) was 51 percent for fiscal 2010 compared to 53 percent for fiscal 2009. Our assembly and test functions are performed primarily in our manufacturing facility located in Melaka, Malaysia.

Our principal administrative and research facilities are located in Santa Clara, California. Our regional headquarters for Worldwide Marketing and Sales are located in Santa Clara, California; Munich, Germany; Tokyo, Japan; and Kowloon, Hong Kong. We maintain local sales offices and sales service centers in various locations and countries throughout our four business regions. We also operate small research facilities in various locations in the U.S., including:

- Federal Way, Washington
- Fort Collins, Colorado
- Grass Valley, California
- Indianapolis, Indiana
- Longmont, Colorado
- Norcross, Georgia
- Phoenix, Arizona
- Salem, New Hampshire
- South Portland, Maine
- Tucson, Arizona

Design facilities are also operated at overseas locations including China, Estonia, Finland, Germany, India, Italy, Japan, Malaysia, the Netherlands, Taiwan and the United Kingdom. We own our manufacturing facilities and our corporate headquarters. In general, we lease most of our research facilities and our sales and administrative offices. As described in the business section under Item 1 of this Form 10-K, our manufacturing operations are centralized and shared among our product line business units, and no individual facility is dedicated to a specific operating segment.

ITEM 3. LEGAL PROCEEDINGS

We currently are a party to various legal proceedings, including those noted below. While we believe that the ultimate outcome of these various proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or results of operations, litigation is always subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include money damages or an injunction prohibiting us from selling one or more products. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the net income of the period in which the ruling occurs, and future periods.

Tax Matters

Our federal tax returns for fiscal 2007 through 2009 are currently under examination by the IRS. In addition, the IRS will audit our amended federal tax returns for fiscal 2005 and 2006. Several U.S. state taxing jurisdictions are examining our state tax returns for fiscal 2001 through 2005. During fiscal 2010, the state of California closed its audits of fiscal years up through fiscal 2000, which resulted in an immaterial adjustment. Internationally, tax authorities from several foreign jurisdictions are also examining our foreign tax returns. We believe we have made adequate tax payments and/or accrued adequate amounts such that the outcome of these audits will have no material adverse effect on our financial statements.

Environmental Matters

We have been named to the National Priorities List (Superfund) for our Santa Clara, California site and we have completed a remedial investigation/feasibility study with the Regional Water Quality Control Board (RWQCB), which is acting as agent for the EPA. We have agreed in principle with the RWQCB on a site remediation plan, and we are conducting remediation and cleanup efforts at the site. In addition to the Santa Clara site, we have been designated from time to time as a potentially responsible party by international, federal and state agencies for certain environmental sites with which we may have had direct or indirect involvement. These designations are made regardless of the extent of our involvement. These claims are in various stages of administrative or judicial proceedings and include demands for recovery of past governmental costs and for future investigations and remedial actions. In many cases, the dollar amounts of the claims have not been specified and the claims have been asserted against a number of other entities for the same cost recovery or other relief as is sought from us. We have also retained responsibility for environmental matters connected with businesses we sold in fiscal 1996 and 1997, but we are not currently involved in any legal proceedings relating to those liabilities.

Other

In May 2008, eTool Development, Inc. and eTool Patent Holdings Corporation (collectively eTool) brought suit in the U.S. District Court for the Eastern District of Texas alleging that our WEBENCH® online design tools infringe an eTool patent and seeking an injunction and unspecified amounts of monetary damages (trebled because of the alleged willful infringement), attorneys' fees and costs. In December 2008, eTool amended the complaint and counterclaims to include our SOLUTIONS online tool in its allegations of infringement of the eTool patent. We filed an answer to the amended complaint and counterclaims for declaratory judgment of non-infringement and invalidity of the patent. On February 27, 2009, the Court held a scheduling conference setting a claim construction hearing for August 2011 and a jury trial for January 2012. eTool served its infringement contentions in March 2009 and we served our invalidity contentions in May 2009. Both parties exchanged initial disclosures on May 29, 2009. The discovery phase of the case is now open and ongoing. In February 2010, we filed our *inter partes* reexamination petition with the United States Patent and Trademark Office (PTO), seeking a determination that the '919 patent is invalid. On March 15, 2010, the PTO issued a communication granting our *inter partes* reexamination petition. The *inter partes* proceeding is ongoing. On June 8, 2010, eTool filed its second amended complaint removing the infringement allegations against our SOLUTIONS online tool. We answered eTool's second amended complaint on June 25, 2010. We intend to contest the case through all available means.

ITEM 4. [REMOVED AND RESERVED]

EXECUTIVE OFFICERS OF THE REGISTRANT
Fiscal Year 2010

Name	Title, Fiscal Year 2010	Age
Brian L. Halla (1)	Chairman (retired May 30, 2010)	63
Donald Macleod (2)	Chairman, President and Chief Executive Officer (effective May 31, 2010)	61
Lewis Chew (3)	Senior Vice President, Finance and Chief Financial Officer	47
Todd M. DuChene (4)	Senior Vice President, General Counsel and Secretary	46
Detlev J. Kunz (5)	Senior Vice President, Product Group	59
Chue Siak "C.S." Liu (6)	Senior Vice President, Worldwide Manufacturing	58
Suneil V. Parulekar (7)	Senior Vice President, Worldwide Marketing and Sales	62
Michael Polacek (8)	Senior Vice President, Key Market Segments and Business Development	46
Jamie E. Samath (9)*	Vice President and Corporate Controller	39
Edward J. Sweeney (10)	Senior Vice President, Human Resources	53
Visamohan "Mohan" Yegnashankaran (11)	Senior Vice President, Worldwide Technology Development	64

Except as otherwise noted, all information is current as of May 30, 2010, the last day of the 2010 fiscal year.

* Mr. Samath was named Vice President and Corporate Controller on May 31, 2010.

Business Experience

(1) Mr. Halla was Chairman of the Board and Chief Executive Officer from May 1996 until his retirement as Chief Executive Officer on November 30, 2009 and as Chairman on May 30, 2010. Mr. Halla is no longer employed with National. Prior to that, Mr. Halla had held positions at LSI Corporation as Executive Vice President, LSI Logic Products; Senior Vice President and General Manager, Microprocessor/DSP Products Group; and Vice President and General Manager, Microprocessor Products Group.

(2) Mr. Macleod is currently Chairman, President and Chief Executive Officer of National. Mr. Macleod served as President and Chief Operating Officer from June 2005 until he was named President and Chief Executive Officer in November 2009. Mr. Macleod also became National's Chairman on May 31, 2010. Mr. Macleod was Chief Operating Officer from April 2001 to June 2005. From February 1978 to April 2001, Mr. Macleod held positions as Executive Vice President, Finance and Chief Financial Officer; Senior Vice President, Finance and Chief Financial Officer; Vice President and General Manager, Volume Products – Europe and Director of Finance and Management Services – Europe.

(3) Mr. Chew has been National's Senior Vice President, Finance and Chief Financial Officer since June 2001. Prior to that, Mr. Chew served as Vice President, Corporate Controller from December 1998 to April 2001. Mr. Chew joined National in May 1997.

(4) Mr. DuChene has been Senior Vice President, General Counsel and Secretary since he joined National in January 2008. Prior to joining National, Mr. DuChene was Executive Vice President, General Counsel and Secretary of Solectron Corporation, a global electronics manufacturing company, from 2005 to 2007 and as Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Fisher Scientific International Inc. from 1996 to 2005. Prior to that Mr. DuChene was Senior Vice President, General Counsel and Secretary of OfficeMax, Inc.

(5) Mr. Kunz has been Senior Vice President, Product Group since October 2008. Prior to that Mr. Kunz served as Senior Vice President, Power Management Group from May 2005 to October 2008; Senior Vice President, Worldwide Marketing and Sales from July 2001 to May 2005; and Vice President, Europe from January 2000 to July 2001. Mr. Kunz began his career with National in July 1981.

(6) Mr. Liu has been the Senior Vice President, Worldwide Manufacturing Operations since May 2005. Prior to that time, Mr. Liu served as Vice President and Managing Director for National's test and assembly facility in Melaka, Malaysia from August 1996 to May 2005. Mr. Liu began his career at National in 1976.

(7) Mr. Parulekar has been Senior Vice President, Worldwide Marketing and Sales since October 2008. From April 2001 to October 2008, Mr. Parulekar was Senior Vice President of the Analog Signal Path Group. Prior to that, Mr. Parulekar served as Vice President of the Amplifier and Audio Products Group. Mr. Parulekar began his career at National in January 1989.

(8) Mr. Polacek has been Senior Vice President, Key Market Segments and Business Development since October 2008. Prior to that, Mr. Polacek served as Vice President, Amplifiers Group from December 2006 to October 2008; Vice President, Audio Products from August 2004 to December 2006; Vice President, Imaging from August 2003 to August 2004; and Vice President, Information Appliances from March 1999 to August 2003. Mr. Polacek joined National in June 1992.

(9) Mr. Samath has been Vice President and Corporate Controller since May 31, 2010. From June 2005 to May 31, 2010, Mr. Samath was Corporate Controller. Prior to that Mr. Samath held the position of Director of Finance, Central Technology and Manufacturing Group, from May 2001 to June 2005. Mr. Samath began his career at National in February 1991.

(10) Mr. Sweeney has been Senior Vice President, Worldwide Human Resources since May 2002. Prior to that, Mr. Sweeney was Vice President, Human Resources for Vitria Technology from May 2000 to May 2002 and Vice President, Human Resources for Candescent Technologies, Inc. from August 1998 to May 2000. Previously, from August 1994 to August 1998, Mr. Sweeney held positions with National as Vice President of Human Resources, Central Manufacturing Technology Group and Vice President of Human Resources, Analog Products Group. Mr. Sweeney first began his career with National in 1983.

(11) Mr. Yegnashankaran has been Senior Vice President, Technology Research since January 2010. From May 2005 to January 2010, Mr. Yegnashankaran was Senior Vice President, Worldwide Technology Development. Prior to that, from June 1996 to May 2005, Mr. Yegnashankaran served as Vice President, Worldwide Manufacturing Product Development/Engineering. Mr. Yegnashankaran joined National in June 1996.

Our executive officers serve at the pleasure of our Board of Directors. There is no family relationship among any of our directors and executive officers.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

See information appearing in Note 13, Shareholders' Equity; and Note 17, Financial Information by Quarter (Unaudited) in the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K. Our common stock is traded on the New York Stock Exchange. During fiscal 2010, we paid total cash dividends of $75.7 million on our common stock, consisting of dividends of $0.08 per share of common stock paid in each of the quarters of the fiscal year. During fiscal 2009, we paid total cash dividends of $64.4 million on our common stock, consisting of dividends of $0.06 per share of common stock paid in each of the first two quarters of the fiscal year and dividends of $0.08 per share of common stock in each of the remaining two quarters of the fiscal year. Market price range data is based on the New York Stock Exchange Composite Tape. Market price per share at the close of business on July 9, 2010 was $14.13. At July 9, 2010, the number of record holders of our common stock was 4,845. For information on our equity compensation plans, see Item 12 of this Form 10-K.

During the past three fiscal years, we did not make any unregistered sales of our securities.

The following graph compares a $100 investment in National stock over the five year period from the beginning of fiscal 2005 through the end of fiscal 2010, with a similar investment in the Standard & Poor's 500 Stock Index and Standard & Poor's 500 Semiconductor Industry Index. It shows the cumulative total returns over this five year period, assuming reinvestment of dividends.

Comparison of Five Year Cumulative Total Return* Among National, S&P 500 Index and S&P 500 Semiconductor Industry Index



Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
2005
2006
2007
2008
2009
2010
National Semiconductor Corporation
S&P 500 Index
S&P 500 Semiconductors Index

	May 29, 2005	May 28, 2006	May 27, 2007	May 25, 2008	May 31, 2009	May 30, 2010
National Semiconductor Corp.	$100.00	$127.49	$130.57	$103.67	$71.57	$ 74.07
S&P 500 Index	100.00	108.84	131.30	121.55	83.42	100.93
S&P 500 Semiconductor Industry Index	100.00	91.13	99.46	96.83	66.48	90.73

* Assumes $100 invested on 5/29/05 in stock or index, including reinvestment of dividends.

Issuer Purchases of Equity Securities

The following table summarizes purchases we made of our common stock during the fourth quarter of fiscal 2010:

Period	Total Number Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2]
Month # 1				
March 1, 2010 - March 28, 2010	4,828	$14.40	-	$127 million
Month # 2				
March 29, 2010 - April 28, 2010	30,828	$15.21	-	$127 million
Month # 3				
April 29, 2010 - May 30, 2010	4,038	$14.13	-	$127 million
Total	39,694		-	

(1) Includes 18,158 shares that were acquired through the withholding of shares to pay employee tax obligations upon the vesting of restricted stock and 21,536 shares purchased by the rabbi trust utilized by our Deferred Compensation Plan, which permits participants to direct investment of their accounts in National stock in accordance with their instructions.

(2) During the fourth fiscal quarter, no purchases were made under the $500 million stock repurchase program announced in June 2007. As of May 30, 2010, $127 million of the $500 million stock repurchase program announced in June 2007 remains available for future stock repurchases. We do not have any plans to terminate the program prior to its completion, and there is no expiration date for this repurchase program.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial information has been derived from our audited consolidated financial statements. The information set forth below is not necessarily indicative of results of our future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K and the consolidated financial statements and related notes thereto in Item 8 of this Form 10-K.

FIVE-YEAR SELECTED FINANCIAL DATA Years Ended (In Millions, Except Per Share Amounts and Employee Figures)	May 30, 2010	May 31, 2009	May 25, 2008	May 27, 2007	May 28, 2006
OPERATING RESULTS					
Net sales	$1,419.4	$1,460.4	$1,885.9	$1,929.9	$2,158.1
Cost of sales	484.2	544.1	671.5	757.7	885.4
Gross margin	935.2	916.3	1,214.4	1,172.2	1,272.7
Operating expenses	609.4	733.1	705.3	682.5	607.2
Operating income	325.8	183.2	509.1	489.7	665.5
Interest (expense) income, net	(58.5)	(62.3)	(51.7)	38.9	31.8
Other non-operating (expense) income, net	1.3	(7.3)	(6.2)	2.0	(2.1)
Income before income taxes	268.6	113.6	451.2	530.6	695.2
Income tax expense	59.4	40.3	118.9	155.3	246.0
Net income	$ 209.2	$ 73.3	$ 332.3	$ 375.3	$ 449.2
EARNINGS PER SHARE					
Net income:					
Basic	$ 0.88	$ 0.32	$ 1.31	$ 1.17	$ 1.32
Diluted	$ 0.87	$ 0.31	$ 1.26	$ 1.12	$ 1.26
Weighted-average common and potential common shares outstanding:					
Basic	236.4	229.1	252.8	319.5	339.8
Diluted	241.3	235.1	264.3	334.2	357.0
FINANCIAL POSITION AT YEAR-END					
Working capital	$ 922.5	$ 811.6	$ 863.0	$ 991.5	$1,143.0
Total assets	$2,274.8	$1,963.3	$2,149.1	$2,246.8	$2,552.6
Long-term debt	$1,001.0	$1,227.4	$1,414.8	$ 20.6	$ 21.1
Total debt	$1,277.5	$1,289.9	$1,477.3	$ 20.6	$ 21.1
Shareholders' equity	$ 425.9	$ 177.0	$ 196.9	$1,768.5	$1,967.6
OTHER DATA					
Research and development	$ 272.7	$ 306.0	$ 363.0	$ 363.7	$ 326.6
Capital additions	$ 43.3	$ 83.7	$ 111.3	$ 106.6	$ 163.3
Cash dividends declared and paid	$ 75.7	$ 64.4	$ 50.6	$ 45.1	$ 34.2
Number of employees (in thousands)	5.8	5.8	7.3	7.6	8.5

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This MD&A contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in Part I of Form 10-K "Item 1A. Risk Factors" and the "outlook" section of this MD&A. These statements relate to, among other things, sales, gross margins, operating expenses, capital expenditures, economic and market conditions, research and development efforts, asset dispositions, and acquisitions of and investments in other companies, and are indicated by words or phrases such as "anticipate," "expect," "outlook," "foresee," "believe," "could," "intend," "will," and similar words or phrases. These statements involve risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. For a discussion of some of the factors that could cause actual results to differ materially from our forward-looking statements, see the discussion on risk factors that appears in Part I, Item 1A. of this Form 10-K and other risks and uncertainties detailed in this and our other reports and filings with the SEC. We undertake no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaim any obligation to do so.

This discussion should be read in conjunction with the consolidated financial statements and the accompanying notes included in this Annual Report on Form 10-K for the year ended May 30, 2010.

Strategy and Business

We design, develop, manufacture and market a wide range of semiconductor products, most of which are analog and mixed-signal integrated circuits. Our goal is to be the premier provider of high-performance, energy-efficient analog and mixed-signal solutions. Many of these solutions are marketed under our PowerWise® brand. We are focused on the following:

- growing our core revenues by marketing our extensive portfolio of general purpose analog products to a broad base of customers utilizing our established distribution channels and industry leading design tools;
- identifying and understanding the complex application specific system problems addressable by analog innovation;
- providing energy efficient, analog-intensive solutions that enable customers to differentiate their products while reducing the power consumption of their systems;
- targeting our analog solutions towards emerging areas or applications that can provide further growth on top of our core business (current examples would include LED lighting, renewable energy, portable medical, communications infrastructure and personal mobile devices);
- consistently delivering competitive products with superior quality and supply chain execution to our customers, and
- consistently delivering superior returns on invested capital to our shareholders.

Approximately 94 percent of our net sales in fiscal 2010 came from Analog segment products. Beyond the general purpose analog categories defined by the World Semiconductor Trade Statistics or WSTS, we also sell analog subsystems specifically targeted at certain particular markets and applications. Energy efficiency is our overarching theme, and our PowerWise® products enable systems that consume less power, extend battery life and generate less heat. Our leading-edge products include power management circuits and sub-systems, audio and operational amplifiers, communication interface products and data conversion solutions. For more information on our business, see Part I, "Item 1. Business," in this Annual Report on Form 10-K for the fiscal year ended May 30, 2010.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies are those policies that have a significant effect on the determination of our financial position and results of operations. These policies also require us to make our most difficult and subjective judgments:

a) Revenue Recognition

We recognize revenue from the sale of semiconductor products upon shipment, provided we have persuasive evidence of an arrangement typically in the form of a purchase order, title and risk of loss have passed to the customer, the amount is fixed or determinable and collection of the revenue is reasonably assured. We record a provision for estimated future returns at the time of shipment. Approximately 64 percent of our semiconductor product sales were made to distributors in fiscal 2010, which includes approximately 9 percent of sales made through dairitens in Japan under local business practices. This compares to approximately 53 percent in fiscal 2009 and approximately 54 percent in fiscal 2008, which includes sales made through dairitens in Japan of approximately 8 percent in fiscal 2009 and 11 percent in fiscal 2008. We have agreements with our distributors that cover various programs, including pricing adjustments based on resale pricing and volume, price protection for inventory and scrap allowances. The revenue we record for these distribution sales is net of estimated provisions for these programs. When determining this net distribution revenue, we must make significant judgments and estimates. Our estimates are based upon historical experience rates by geography and product family, inventory levels in the distribution channel, current economic trends and other related factors. We continuously monitor the claimed allowance against the rates assumed in our estimates of the allowances. Actual distributor claims activity has been materially consistent with the provisions we have made based on our estimates. However, because of the inherent nature of estimates, there is always a risk that there could be significant differences between actual amounts and our estimates. Our financial condition and operating results are dependent on our ability to make reliable estimates, and we believe that our estimates are reasonable. However, different judgments or estimates could result in variances that might be significant to our operating results.

Service revenues are recognized as the services are provided or as milestones are achieved, depending on the terms of the arrangement. These revenues are included in net sales and totaled $19.6 million in fiscal 2010, $17.4 million in fiscal 2009 and $25.1 million in fiscal 2008.

Certain intellectual property income is classified as revenue if it meets specified criteria established by company policy that defines whether it is considered a source of income from our primary operations. These revenues are included in net sales and totaled $1.3 million in fiscal 2010, $2.6 million in fiscal 2009 and $1.6 million in fiscal 2008. All other intellectual property income that does not meet the specified criteria is not considered a source of income from primary operations and is therefore classified as a component of other operating income, net, in the consolidated statement of income. Intellectual property income is recognized when the license is delivered, the fee is fixed or determinable, collection of the fee is reasonably assured and remaining obligations are perfunctory or inconsequential to the other party.

b) Valuation of Inventories
Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market. The total carrying value of our inventory is reduced for any difference between cost and estimated market value of inventory that is determined to be obsolete or unmarketable, based upon assumptions about future demand and market conditions. Reductions in carrying value are deemed to establish a new cost basis. Inventory is not written up if estimates of market value subsequently improve. We evaluate obsolescence by analyzing the inventory aging, order backlog and future customer demand on an individual product basis. If actual demand were to be substantially lower than what we have estimated, we may be required to write inventory down below the current carrying value. While our estimates require us to make significant judgments and assumptions about future events, we believe our relationships with our customers, combined with our understanding of the end-markets we serve, provide us with the ability to make reasonable estimates. The actual amount of obsolete or unmarketable inventory has been materially consistent with previously estimated write-downs we have recorded. We also evaluate the carrying value of inventory for lower-of-cost-or-market on an individual product basis, and these evaluations are intended to identify any difference between net realizable value and standard cost. Net realizable value is used as a measure of market for purposes of evaluating lower-of-cost-or-market and is determined as the selling price of the product less the estimated cost of disposal. When necessary, we reduce the carrying value of inventory to net realizable value. If actual market conditions and resulting product sales were to be less favorable than what we have projected, additional inventory write-downs may be required.

c) Impairment of Goodwill, Intangible Assets and Other Long-lived Assets
We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. Our long-lived assets subject to this evaluation include property, plant and equipment and amortizable intangible assets. Amortizable intangible assets subject to this evaluation include developed technology we have acquired, patents and technology licenses. We assess the impairment of goodwill annually in our fourth fiscal quarter and whenever events or changes in circumstances indicate that it is more likely than not that an impairment loss has been incurred. We are required to make judgments and assumptions in identifying those events or changes in circumstances that may trigger impairment. Some of the factors we consider include:

- significant decrease in the market value of an asset;
- significant changes in the extent or manner for which the asset is being used or in its physical condition;
- significant change, delay or departure in our business strategy related to the asset;
- significant negative changes in the business climate, industry or economic conditions; and
- current period operating losses or negative cash flow combined with a history of similar losses or a forecast that indicates continuing losses associated with the use of an asset.

Our impairment evaluation of long-lived assets includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives. If our estimate of future undiscounted net cash flows is insufficient to recover the carrying value of the assets over the remaining estimated useful lives, we record an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. We determine fair value based on discounted cash flows using a discount rate commensurate with the risk inherent in our current business model. Major factors that influence our cash flow analysis are our estimates for future revenue and expenses associated with the use of the asset. Different estimates could have a significant impact on the results of our evaluation. If, as a result of our analysis, we determine that our amortizable intangible assets or other long-lived assets have been impaired, we will recognize an impairment loss in the period in which the impairment is determined. Any such impairment charge could be significant and could have a material adverse effect on our financial position and results of operations.

We classify long-lived assets as assets held for sale when the criteria have been met, in accordance with ASC Topic 360, "Property, Plant, and Equipment." Upon classification of an asset as held for sale, we cease depreciation of the asset and classify the asset in other current assets at the lower of its carrying value or fair value (less cost to sell). If an asset is held for sale as a result of a restructuring of operations, any write down to fair value (less cost to sell) is included as a restructuring expense in the consolidated statement of income. When we commit to a plan to abandon a long-lived asset before the end of its previously estimated useful life, we revise depreciation estimates to reflect the use of the asset over its shortened useful life. We review depreciation estimates periodically, including both estimated useful lives and estimated salvage values. These reviews may result in changes to historical depreciation rates, which are considered to be changes in accounting estimates and are accounted for on a prospective basis.

Our impairment evaluation of goodwill is based on comparing the fair value to the carrying value of our reporting units containing goodwill. Our reporting units are based on our operating segments as defined under ASC Topic 280, "Segment Reporting." The fair value of a reporting unit is measured at the business unit level using a discounted cash flow approach that incorporates our estimates of future revenues and costs for those business units. As of May 30, 2010 our reporting units containing goodwill include our high speed products, infrastructure power, mobile devices power, performance power products and precision signal path business units, all of which are operating segments within our Analog reportable segment, and our custom solutions business unit which is included in the category "All Others." The estimates we use in evaluating goodwill are consistent with the plans and estimates that we use to manage the underlying businesses. If we fail to deliver new products for these business units, if the products fail to gain expected market acceptance, or if market conditions for these business units fail to materialize as anticipated, our revenue and cost forecasts may not be achieved and we may incur charges for goodwill impairment, which could be significant and could have a material adverse effect on our results of operations.

d) Income Taxes

We determine deferred tax assets and liabilities based on the future tax consequences that can be attributed to net operating loss and credit carryovers and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the enacted tax rate expected to be applied when the taxes are actually paid or recovered. The recognition of deferred tax assets is reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating loss and credit carryovers and differences between financial statement carrying amounts and their respective tax bases become deductible. In determining a valuation allowance, we consider past performance, expected future taxable income and prudent and feasible tax planning strategies. We currently have a valuation allowance that has been established primarily against the reinvestment and investment tax credits related to our operation in Malaysia, as we have concluded that the deferred tax assets will not be realized in the foreseeable future due to a tax holiday granted by the Malaysian government that is effective for a ten-year period that began in our fiscal 2010 and the uncertainty of sufficient taxable income in Malaysia beyond fiscal 2019.

Our forecast of expected future taxable income is based on historical taxable income and projections of future taxable income over the periods that the deferred tax assets are deductible. Changes in market conditions that differ materially from our current expectations and changes in future tax laws in the United States and international jurisdictions or changes in our tax structure may cause us to change our judgments of future taxable income. These changes, if any, may require us to adjust the existing tax valuation allowance higher or lower than the amount we currently have recorded and such an adjustment could have a material impact on the tax expense for the fiscal year.

The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Although ASC Topic 740, "Income Taxes," provides further clarification on the accounting for uncertainty in income taxes recognized in the financial statements, the threshold and measurement attribute prescribed by the FASB guidance will continue to require significant judgment by management. If the ultimate resolution of tax uncertainties is different from what we have currently estimated, this could have a material impact on income tax expense.

e) Share-based Compensation

We measure and record compensation expense for all share-based payment awards based on estimated fair values in accordance with ASC Topic 718, "Compensation-Stock Compensation." We provide share-based awards to our employees, executive officers and directors through various equity compensation plans including our employee equity, stock option, stock purchase and restricted stock plans. The fair value of stock option and stock purchase equity awards is measured at the date of grant using a Black-Scholes option pricing model, and the fair value of restricted stock awards is based on the market price of our common stock on the date of grant. The cash awards to be paid in connection with retention arrangements with each of our executive officers (approved by the Compensation Committee of our Board of Directors in November 2008) is considered a share-based payment award and measured at fair value since the award is indexed to the price of our common stock. The fair value of these cash awards is measured each reporting period and is calculated using the Monte Carlo valuation method.

In determining fair value using the Black-Scholes option pricing model and the Monte Carlo valuation method, management is required to make certain estimates of the key assumptions such as expected life, expected volatility, dividend yields and risk free interest rates. The estimates of these key assumptions involve judgment regarding subjective future expectations of market price and trends. The assumptions used in determining expected life and expected volatility have the most significant effect on calculating the fair value of share-based awards. For all options granted after December 31, 2007, we determine expected life based on historical stock option exercise experience for the last four years, adjusted for our expectation of future exercise activity. For options granted prior to January 1, 2008, we use the simplified method specified by the SEC's Staff Accounting Bulletin No. 107 to determine the expected life of stock options. Expected volatility is based on implied volatility, as management has determined that implied volatility better reflects the market's expectation of future volatility than historical volatility. If we were to determine that another method to estimate these assumptions was more reasonable than our current methods, or if another method for calculating these assumptions were to be prescribed by authoritative guidance, the fair value for our share-based awards could change significantly. If the expected volatility and/or expected life were increased under our assumptions, then the Black-Scholes and Monte Carlo computations of fair value would also increase, thereby resulting in higher compensation costs being recorded.

Under GAAP, we are required to estimate forfeitures at the date of grant. Our estimate of forfeitures is based on our historical activity, which we believe is indicative of expected forfeitures. In subsequent periods if the actual rate of forfeitures differs from our estimate, the forfeiture rates may be revised, as necessary. Changes in the estimated forfeiture rates can have a significant effect on share-based compensation expense since the effect of adjusting the rate is recognized in the period the forfeiture estimate is changed.

We also grant performance share units to executive officers that require us to estimate expected achievement of performance targets over the performance period. This estimate involves judgment regarding future expectations of various financial performance measures such as those described in the overview section below. If there are changes in our estimate of the level of financial performance measures expected to be achieved, the related share-based compensation expense may be significantly increased or reduced in the period that our estimate changes.

Overview

We focus on providing leading-edge analog solutions with a large portion of our sales classified within the general purpose analog categories as defined by WSTS. In fiscal 2010, approximately 94 percent of our total sales came from our Analog segment. We believe that the success we have achieved in these markets has been driven by our knowledge of the analog markets, our circuit design capabilities and our understanding of electronic systems, especially as they pertain to energy efficiency that is enabled by our products. Our success has also been due to our innovative packaging and proprietary analog process technology, as well as our comprehensive manufacturing and supply chain competence.

Net sales were lower in fiscal 2010 compared to net sales in fiscal 2009 as we were negatively affected throughout the first half of fiscal 2010 by the significant slowdown in the global economy that affected calendar 2009. In contrast, our net sales in the second half of fiscal 2010 grew 33 percent over net sales in the second half of fiscal 2009 as the global economy slowly began to recover. Although factory utilization was slightly lower at 51 percent in fiscal 2010 compared to 53 percent in fiscal 2009 due to lower sales, we achieved a higher gross margin percentage compared to fiscal

2009. Although our performance in gross margin percentage is partly dependent on our sales mix of higher-value analog products, blended-average selling prices were fairly flat in fiscal 2010 compared to fiscal 2009. Lower inventory obsolescence and scrap rates combined with better manufacturing cost efficiencies that included the benefits from factory consolidation activities in fiscal 2010 were the primary contributors to higher gross margin percentage in fiscal 2010. We continue to direct our research and development investments on high-value growth areas in analog markets and applications, with particular focus on power management and energy efficiency where our PowerWise® products enable systems that consume less power, extend battery life and generate less heat.

In reviewing our performance, we consider several key financial measures. When reviewing our net sales performance, we look at sales growth rates (both absolute and relative to competitors), new order rates (including turns orders, which are orders received with delivery requested in the same quarter), blended-average selling prices, sales of new products and market share. We gauge our operating income performance based on gross margin trends, product mix, blended-average selling prices, factory utilization rates and operating expenses relative to sales. Our profitability and earnings per share increased sequentially in each of the quarters in fiscal 2010 and were higher for fiscal 2010 compared to fiscal 2009. We remain focused on growing our revenue and earnings per share over time while generating a consistently high return on invested capital by concentrating on operating income, working capital management, capital expenditures and cash management. We determine return on invested capital based on net operating income after tax divided by invested capital, which generally consists of total assets reduced by goodwill and non-interest bearing liabilities.

Stock repurchase activity is one element of our overall program to deliver a consistently high return on invested capital, which we believe improves shareholder value over time. During fiscal 2010, however, we did not repurchase shares of our common stock as we decided to preserve cash during the uncertain financial environment and also to pay down some of our long-term debt sooner than required. As of May 30, 2010, we had a balance of $127.4 million remaining available for future common stock repurchases under Board authorized programs.

We also continued with the dividend program in fiscal 2010, during which time we paid a total of $75.7 million in cash dividends. On June 10, 2010, our Board of Directors declared a cash dividend of $0.08 per outstanding share of common stock, which was paid on July 12, 2010 to shareholders of record at the close of business on June 21, 2010. On July 12, 2010, in connection with a regularly scheduled meeting, our Board of Directors declared a cash dividend of $0.10 per outstanding share of common stock, which will be paid on October 12, 2010 to shareholders of record at the close of business on September 20, 2010.

The following table and discussion provide an overview of our operating results for fiscal 2010, 2009 and 2008:

Years Ended: (In Millions)	May 30, 2010	% Change	May 31, 2009	% Change	May 25, 2008
Net sales	$1,419.4	(2.8%)	$1,460.4	(22.6%)	$1,885.9
Operating income	$ 325.8		$ 183.2		$ 509.1
As a % of net sales	23.0%		12.5%		27.0%
Net income	$ 209.2		$ 73.3		$ 332.3
As a % of net sales	14.7%		5.0%		17.6%

Net income for fiscal 2010 includes a net charge of $20.1 million for severance and restructuring expenses, of which $1.7 million relates to exit activity associated with the realignment of certain product line business units and $21.5 million relates to the planned closures of our manufacturing facilities in Texas and China announced in March 2009. These severance and restructuring expenses were partially offset by a $3.1 million reduction of accrued expenses related to prior actions (See Note 6 to the Consolidated Financial Statements). Net income also includes $0.4 million of other operating income (See Note 4 to the Consolidated Financial Statements). These charges and credits are all pre-tax amounts.

Net income for fiscal 2009 included $143.9 million for severance and restructuring expenses related to the actions taken to reduce overall expenses in response to weak economic conditions and related business levels. Those actions included workforce reductions (in November 2008 and March 2009) and the planned closures of our manufacturing facilities in Texas and China announced in March 2009 (See Note 6 to the Consolidated Financial Statements). Net income also included a $2.9 million in-process R&D charge related to the acquisition of ActSolar, Inc. (See Note 7 to the Consolidated Financial Statements) and $2.7 million of other operating income (See Note 4 to the Consolidated Financial Statements). These charges and credits are all pre-tax amounts. Income tax expense for fiscal 2009 included incremental tax expense of $16.7 million related to the write down of foreign deferred tax assets that resulted from a tax holiday granted by the Malaysian government that is effective for a ten-year period that began in our fiscal 2010. The effect of the write down of foreign deferred tax assets was partially offset by $15.0 million of tax benefits associated with R&D tax credits, net of the portion of the tax benefit that did not meet the more-likely-than-not recognition threshold.

Net income for fiscal 2008 included $27.2 million for severance and restructuring expenses related to a factory modernization effort announced in January 2008 and a workforce reduction announced in April 2008 (See Note 6 to the Consolidated Financial Statements). Net income for fiscal 2008 also included $0.4 million of other operating income (See Note 4 to the Consolidated Financial Statements). These charges and credits are all pre-tax amounts. Income tax expense for fiscal 2008 included $31.9 million of tax benefits that arose primarily from the resolution of international tax inquiries, the expiration of statute of limitations associated with international tax matters and activities related to the manufacturing restructure and workforce reduction.

Share-based Compensation Expense

Our operating results include the recognition of share-based compensation expense, which totaled $73.8 million in fiscal 2010, $70.9 million in fiscal 2009 and $89.7 million in fiscal 2008. The overall increase in our share-based compensation expense in fiscal 2010 compared to fiscal 2009 was primarily due to higher expense related to the share-based awards for our executive officers, as the company underwent a transition of its Chief Executive Officer during fiscal 2010. The overall decrease in our share-based compensation in fiscal 2009 compared to fiscal 2008 is primarily due to the drop off of higher compensation expense from stock options granted prior to fiscal 2007 that generally had higher computed fair values due mainly to the volatility component of the fair value computation. For further information and a description of our share-based compensation plans, see Note 1 and Note 14 to the Consolidated Financial Statements.

Net Sales

Years Ended: (In Millions)	May 30, 2010	% Change	May 31, 2009	% Change	May 25, 2008
Analog segment	$1,329.1	(0.4%)	$1,334.9	(21.3%)	$1,695.9
As a % of net sales	93.6%		91.4%		89.9%
All others	$ 90.3	(28.0%)	$ 125.5	(33.9%)	$ 190.0
As a % of net sales	6.4%		8.6%		10.1%
Total net sales	$1,419.4		$1,460.4		$1,885.9
	100%		100%		100%

The chart above and the following discussion are based on our reportable segments described in Note 16 to the Consolidated Financial Statements. The information for fiscal 2009 and 2008 has been reclassified to present segment information based on the structure of our operating segments in fiscal 2010.

During the first quarter of fiscal 2010, the advanced power business unit was merged into the infrastructure power business unit. As a result, the Analog segment comprises five operating segments which include the high speed products, infrastructure power, mobile devices power, performance power products and precision signal path business units.

Analog segment sales were slightly lower in fiscal 2010 compared to fiscal 2009 due to lower overall demand from customers, particularly from customers in the wireless handset market, who were negatively affected by the downturn in the overall global economy throughout calendar 2009. Despite the effect of the economic downturn in fiscal 2010, analog sales in the second half of fiscal 2010 grew 35 percent over net sales in the second half of fiscal 2009 as the global economy slowly began to recover. Unit shipments in our Analog segment were just slightly down by 1 percent in fiscal 2010 compared to the volume shipped in fiscal 2009 due to higher unit shipments in the second half of fiscal 2010. Blended-average selling prices were essentially flat in fiscal 2010 compared to fiscal 2009.

For purposes of the following discussion, we have combined as one group the business units whose products are targeted for the power management market (infrastructure power, mobile devices power and performance power products). Although net sales from this group in fiscal 2010 compared to fiscal 2009 decreased by 3 percent, their net sales in the second half of fiscal 2010 were higher by 29 percent compared to the second half of fiscal 2009. Net sales from our high speed products and precision signal path business units in fiscal 2010 compared to fiscal 2009 increased by 5 percent and 1 percent, respectively. These increases in net sales for these business units were driven by the growth in their net sales in the second half of fiscal 2010 compared to the second half of fiscal 2009 which was higher by 44 percent and 40 percent, respectively.

For other operating business units included in "All Others," the decrease in sales for fiscal 2010 compared to fiscal 2009 was primarily due to declining sales from non-analog business units that are no longer a part of our core focus. The sales from these non-analog business units include sales generated from foundry and contract service arrangements.

For fiscal 2010, net sales in our geographic regions increased by 7 percent in Japan and 2 percent in Europe while it decreased by 2 percent in the Americas and 7 percent in the Asia Pacific region compared to fiscal 2009. Regional sales as a percentage of total net sales in fiscal 2010 compared to fiscal 2009 increased to 24 percent in the Americas, 22 percent in Europe and 9 percent in Japan while it declined in the Asia Pacific region to 45 percent. The reported amount of net sales in U.S. dollars related to foreign currency-denominated sales in fiscal 2010 was favorably affected by foreign currency exchange rate fluctuations as the Japanese yen strengthened over the fiscal year against the dollar. Although the euro weakened over the fiscal year against the dollar, it did not have a material effect on foreign currency-denominated sales in fiscal 2010. The overall effect of currency exchange rate fluctuations on net sales reported in U.S. dollars was minimal since only 16 percent of our total net sales were denominated in foreign currency and we have hedging programs intended to minimize the effect of currency exchange rate fluctuations.

Analog segment sales were lower in fiscal 2009 compared to fiscal 2008 due to lower overall demand from customers who were negatively affected by the sharp downturn in the overall global economy. Weak industry conditions also caused a significant decline in new orders from our distributors, who service a number of customers across a broad range of industries and markets. Unit shipments in our Analog segment decreased 25 percent in fiscal 2009 compared to the volume shipped in fiscal 2008. Blended-average selling prices increased 5 percent in fiscal 2009 compared to fiscal 2008, which was driven mainly by improved sales mix from higher-value products.

Within the analog segment net sales from our power management business unit decreased by 21 percent in fiscal 2009 compared to fiscal 2008. Net sales from our high speed products and precision signal path business units in fiscal 2009 compared to fiscal 2008 decreased by 15 percent and 26 percent, respectively.

For other operating business units included in "All Others," the decrease in sales for fiscal 2009 compared to fiscal 2008 was primarily due to declining sales from non-analog business units that are no longer a part of our core focus. The sales from these non-analog business units include sales generated from foundry and contract service arrangements.

For fiscal 2009, net sales in our geographic regions decreased compared to fiscal 2008 by 12 percent in the Americas, 25 percent in Europe, 22 percent in the Asia Pacific region and 43 percent in Japan. Regional sales as a percentage of total net sales in fiscal 2009 compared to fiscal 2008 were higher in the Asia Pacific region at 48 percent and the Americas at 23 percent, but dropped to 21 percent in Europe and 8 percent in Japan. The reported amount of net sales in U.S. dollars related to foreign currency-denominated sales in fiscal 2009 was favorably affected by foreign currency exchange rate fluctuations primarily because the Japanese yen strengthened over the fiscal year against the dollar. Although the euro weakened over the fiscal year against the dollar, its effect on foreign currency-denominated sales in fiscal 2009 was immaterial. The overall effect of currency exchange rate fluctuations on net sales reported in U.S. dollars was minimal since less than 20 percent of our total net sales were denominated in foreign currency and we have hedging programs intended to minimize the effect of currency exchange rate fluctuations.

Gross Margin

Years Ended: (In Millions)	May 30, 2010	% Change	May 31, 2009	% Change	May 25, 2008
Net sales	$1,419.4	(2.8%)	$1,460.4	(22.6%)	$1,885.9
Cost of sales	484.2	(11.0%)	544.1	(19.0%)	671.5
Gross margin	$ 935.2		$ 916.3		$1,214.4
As a % of net sales	65.9%		62.7%		64.4%

Our gross margin percentage was higher in fiscal 2010 compared to fiscal 2009, primarily due to the favorable effects of cost control measures, including cost savings from the closures of our manufacturing facilities in both Texas and China where production activity was ceased during fiscal 2010. Although our blended-average analog selling prices were essentially flat compared to fiscal 2009, product mix within our portfolio of analog products continues to have a positive influence on our performance in gross margin percentage. Lower inventory obsolescence and scrap rates also affected our gross margin percentages favorably in fiscal 2010 compared to fiscal 2009. Wafer fabrication capacity utilization (based on wafer starts) was 51 percent in fiscal 2010 compared to 53 percent in fiscal 2009. Gross margin includes share-based compensation expense of $10.3 million in fiscal 2010 compared to $16.0 million in fiscal 2009.

Our gross margin percentage decreased in fiscal 2009 compared to fiscal 2008 due to a decline in factory utilization caused by significantly lower sales. The decrease in gross margin percentage was somewhat offset by a favorable effect from lower expenses resulting from cost control measures. Despite a lower gross margin percentage, improved product mix of higher-margin analog products continued to have a positive influence on our performance in gross margin percentage. As part of that product mix improvement, our blended-average analog selling prices in fiscal 2009 were higher compared to fiscal 2008. Wafer fabrication capacity utilization (based on wafer starts) was 67 percent in fiscal 2008. Share-based compensation expense included in gross margin was $20.1 million in fiscal 2008.

Research and Development

Years Ended: (In Millions)	May 30, 2010	% Change	May 31, 2009	% Change	May 25, 2008
Research and development	$272.7	(10.9%)	$306.0	(15.7%)	$363.0
As a % of net sales	19.2%		21.0%		19.2%

The decrease in research and development expenses in fiscal 2010 compared to fiscal 2009 primarily reflects cost savings associated with the cost reduction actions announced in fiscal 2009, including lower payroll and employee benefit expenses. Share-based compensation expense included in R&D expense for fiscal 2010 was $17.8 million compared to $24.3 million in fiscal 2009. We are continuing to concentrate our research and development spending on analog products and underlying analog capabilities with particular emphasis on circuits that enable greater energy efficiency. We continue to invest in the development of new analog products that can serve applications in a wide variety of end markets such as portable electronics, industrial, communications infrastructure, renewable energy products, medical, and sensing and detection applications. Because of our focus on markets that require or involve greater energy efficiency, a significant portion of our research and development is directed at power management technology.

The decrease in R&D expenses for fiscal 2009 compared to fiscal 2008 primarily reflects cost savings associated with the cost reduction actions announced in November 2008 and in fiscal 2008 combined with lower annual payroll and employee benefits expenses. Fiscal 2009 expenses also reflect savings from reduced discretionary spending in response to the weakening economic environment during the same time frame. Share-based compensation expense included in R&D expense was $27.3 million in fiscal 2008.

R&D expenses for fiscal 2009 exclude an in-process R&D charge of $2.9 million related to the acquisition of ActSolar, Inc. (See Note 7 to the Consolidated Financial Statements). The in-process R&D charge is included as a separate component of operating expenses in the consolidated statement of income for fiscal 2009.

Selling, General and Administrative

Years Ended: (In Millions)	May 30, 2010	% Change	May 31, 2009	% Change	May 25, 2008
Selling, general and administrative	$317.0	12.0%	$283.0	(10.3%)	$315.5
As a % of net sales	22.3%		19.4%		16.7%

Selling, general and administrative expenses in fiscal 2010 include a charge of $5.3 million compared to fiscal 2009, which included a credit of $7.7 million. This charge and credit represent changes in the liability associated with the employee deferred compensation plan due to changes in the market value of the employees' corresponding investment assets for the plan. See the discussion of the corresponding gain and loss on the employees' investment asset described in the paragraph, "Other Non-Operating Income (Expense), Net." Excluding these amounts, SG&A expenses for fiscal 2010 compared to fiscal 2009 increased by $21.0 million, or 7.2 percent. We believe that excluding the charges and credit relating to changes in the liability associated with the employee deferred compensation plan liability provides a better understanding of the changes in our SG&A expenses that are related to our core operating performance during the relevant fiscal years. SG&A expenses in fiscal 2010 compared to fiscal 2009 include higher employee benefit expenses and higher share-based compensation expenses related to executive officers, which are offset by cost savings associated with the cost reduction actions announced in fiscal 2009. Share-based compensation expense for fiscal 2010 included in SG&A expenses was $45.7 million compared to fiscal 2009, which was $30.6 million.

Although SG&A expenses were lower in fiscal 2009 compared to fiscal 2008, SG&A expenses include credits related to reductions in the liability associated with the employee deferred compensation plan due to a decline in the market value of the employees' corresponding investment assets in the plan ($6.2 million in fiscal 2008). Excluding the effect from the reductions in this liability associated with the deferred compensation plan, the decrease is primarily due to lower share-based compensation expense and lower annual payroll and employee benefit expenses which were partially offset by higher legal expenses related to intellectual property matters. Share-based compensation expense included in SG&A expenses was $42.3 million in fiscal 2008.

Severance and Restructuring Expenses Related to Cost Reduction Programs

Our fiscal 2010 results include a net charge of $20.1 million for severance and restructuring expenses, of which $1.7 million relates to exit activity associated with the realignment of certain product line business units and $21.5 million relates to the planned closures of our manufacturing facilities in Texas and China announced in March 2009. These severance and restructuring expenses were partially offset by a $3.1 million reduction of accrued expenses related to prior actions. For a more complete discussion of these actions and related charges, see Note 6 to the Consolidated Financial Statements.

Our fiscal 2009 results included a net charge of $143.9 million for severance and restructuring expenses. Of this amount, we recorded a charge of $117.3 million related to the actions announced in March 2009 when we eliminated approximately 850 positions worldwide. In addition, we planned to further reduce headcount by approximately 875 over the next 12-18 months through the eventual closure of our wafer fabrication facility in Arlington, Texas and our assembly and test plant in Suzhou, China. This charge included severance costs of $59.7 million, asset impairment charges of $54.3 million and other exit-related costs of $3.3 million associated with closure and transfer activities. In November 2008, we announced a global workforce reduction that eliminated approximately 330 positions. We also closed two design centers located in the United States. As a result of this action, we recorded severance and restructuring expenses of $26.4 million in fiscal 2009, which includes severance costs of $25.5 million, other exit-related costs of $0.1 million and $0.8 million for the impairment of abandoned equipment. In addition to the actions described above, we recorded a net charge of $0.3 million related to the workforce reduction and manufacturing restructure announced in fiscal 2008. This amount includes a $2.2 million charge for other exit-related costs that was partially offset by a recovery of $1.9 million. For a more complete discussion of these actions and related charges, see Note 6 to the Consolidated Financial Statements.

Our fiscal 2008 results included a net charge of $27.2 million for severance and restructuring expenses. We recorded $19.1 million primarily for severance and equipment impairment as part of an action announced in January 2008 to modernize our facilities and rationalize our capacity. We also recorded a charge of $9.6 million for severance related to a workforce reduction announced in April 2008 as part of our efforts to strategically align resources in connection with our focus on revenue growth in key market areas that require better power management and energy efficiency. In addition, severance and restructuring expenses for fiscal 2008 included a recovery of $1.5 million. See Note 6 to the Consolidated Financial Statements for a more complete discussion of these actions and related charges.

Charge for Acquired In-Process Research and Development

In connection with the acquisition of ActSolar, Inc. in fiscal 2009, we allocated $2.9 million of the total purchase price to the value of in-process R&D. This amount was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed for the technology. See Note 7 to the Consolidated Financial Statements for a more complete discussion of the acquisition.

Interest Income

Years Ended: (In Millions)	May 30, 2010	May 31, 2009	May 25, 2008
Interest income	$1.8	$10.4	$33.8

The decrease in interest income in fiscal 2010, 2009 and 2008 is due to lower interest rates in each of those fiscal years.

Interest Expense

Years Ended: (In Millions)	May 30, 2010	May 31, 2009	May 25, 2008
Interest expense	$60.3	$72.7	$85.5

The decrease in interest expense in fiscal 2010, 2009 and fiscal 2008 is due to lower interest rates related to our debt that has floating interest rates and a lower overall debt balance.

Other Non-Operating Income (Expense), Net

Years Ended: (In Millions)	May 30, 2010	May 31, 2009	May 25, 2008
Gain (loss) on investments	$ 5.6	$(7.3)	$(6.0)
Loss on extinguishment of debt	(2.1)	-	-
Net loss on derivative instruments in fair value hedge	(2.2)	-	-
Charitable contribution	-	-	(0.2)
Total other non-operating income (expense), net	$ 1.3	$(7.3)	$(6.2)

A primary component of other non-operating income (expense), net is derived from activities or market value fluctuations related to investment assets. The gain on investments in fiscal 2010 reflects an increase in the market value of the investment assets held in a trust for the employee deferred compensation plan while the losses in fiscal 2009 and 2008 reflected a decline in its market value. As described in the paragraph, "Selling, General and Administrative," SG&A expenses for the same period include the related charge or credit pertaining to the corresponding liability. The gain on investments in fiscal 2010 also includes a $0.3 million gain from the liquidation of a non-marketable investment we previously held. The loss on investments in fiscal 2009 and 2008 included gains of $0.4 million and $0.2 million, respectively, from non-marketable investments that were not associated with the deferred compensation plan. The loss on derivative instruments is a result of our swap agreement for the April 2010 $250 million debt issuance (See Note 3 to the Consolidated Financial Statements).

Income Tax Expense

Years Ended: (In Millions)	May 30, 2010	May 31, 2009	May 25, 2008
Income tax expense	$59.4	$40.3	$118.9
Effective tax rate	22.1%	35.5%	26.4%

The effective tax rate was lower in fiscal 2010 compared to fiscal 2009 due to a tax benefit of $7.4 million primarily arising from the repatriation of previously unremitted Japanese earnings. In addition, a portion of our earnings comes from our Malaysian subsidiary and is not taxable because of a tax holiday granted by the Malaysian government that is effective for a ten-year period that began in our fiscal 2010.

The effective tax rate was higher for fiscal 2009 compared to fiscal 2008, primarily due to the write down of foreign deferred tax assets that resulted from the tax holiday granted by the Malaysian government described above. The effect of the write down of foreign deferred tax assets was partially offset by the tax benefits associated with R&D tax credits, net of the portion of the tax benefit that did not meet the more-likely-than-not recognition threshold (See Note 11 to the Consolidated Financial Statements).

We adopted standards that changed the accounting for uncertain tax positions in accordance with ASC Topic 740, "Income Taxes" at the beginning of fiscal 2008. The cumulative effect of the change in accounting for uncertain tax positions was a $37.1 million increase to retained earnings at the beginning of fiscal 2008. Historically, we had classified unrecognized tax benefits as current income taxes payable. Under the new guidance, we now classify unrecognized tax benefits as long-term income taxes payable except to the extent we anticipate cash payment within the next year. Any prospective adjustments to our unrecognized tax benefits will be recorded as an increase or decrease to income tax expense and cause a corresponding change to our effective tax rate.

Our ability to realize the net deferred tax assets ($315.8 million at May 30, 2010) is primarily dependent on our ability to generate future U.S. taxable income. We believe it is more likely than not that we will generate sufficient taxable income to utilize these tax assets. Our ability to utilize these tax assets is dependent on future results and it is therefore possible that we will be unable to ultimately realize some portion or all of the benefits of these recognized deferred tax assets. This could result in additions to the deferred tax asset valuation allowance and an increase to tax expense.

Foreign Operations

Our foreign operations include manufacturing facilities in the Asia Pacific region and Europe and sales offices throughout the Asia Pacific region, Europe and Japan. A portion of the transactions at these facilities is denominated in local currency, which exposes us to risk from exchange rate fluctuations. Our exposure from expenses at foreign manufacturing facilities during fiscal 2010 was concentrated in U.K. pound sterling, Malaysian ringgit and Chinese RMB. Where practical, we hedge net non-U.S. dollar denominated asset and liability positions using forward exchange and purchased option contracts. Our exposure from foreign currency denominated revenue is limited to the Japanese yen and the euro. We hedge up to 100 percent of the notional value of outstanding customer orders denominated in foreign currency using forward exchange contracts and over-the-counter foreign currency options. A portion of anticipated foreign sales commitments is at times hedged using purchased option contracts that have an original maturity of one year or less.

Financial Market Risks

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. We do not use derivative financial instruments for speculative or trading purposes.

Although there has been continued deterioration and instability in the financial markets, the credit quality of our investment portfolio (classified as cash and cash equivalents) remains very high. Our investment portfolio is mainly comprised of debt instruments that are with A/A2 or better rated issuers, of which the majority is rated AA-/Aa2 or better. We limit our exposure to any one counterparty by diversifying our investments and continually evaluating each counterparty's relative credit standing. As of May 30, 2010, the total credit exposure from most single counterparties did not exceed $40 million with the exception of AAA rated government-backed bonds and deposits. Our debt instruments also have very short average maturities that are generally less than a month, and we have not encountered any delays or disruption in their redemptions or maturities nor have we experienced any losses in connection with our cash investments.

Although the $250 million principal amount of senior unsecured notes we issued in a public offering in April 2010 bear interest at a fixed rate, we entered into an interest rate swap agreement that effectively converts the fixed rate of the debt to a floating rate. As a result, an increase in the reference interest rate increases our interest expense and similarly, a decrease in the reference interest rate decreases our interest expense. At our current debt levels, a change in the London Interbank Offered Rate, or LIBOR, of one percentage point would result in a corresponding change in our interest expense of up to $2.5 million annually. Decreases in interest expense would be offset by decreases in interest income earned from our large cash portfolio. Similarly, if interest rates were to increase, it is likely that both our interest expense and our interest income on cash would increase. We repaid in full the $250 million principal amount of senior floating rate notes that became due in

June 2010 subsequent to the fiscal year end. The remainder of our long-term debt totaling approximately $1 billion has fixed interest rates and is not affected by changes in interest rates.

A substantial majority of our revenue and capital spending is transacted in U.S. dollars. However, we do enter into transactions in other currencies, primarily the Japanese yen, pound sterling, euro and various other Asian currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have established programs to hedge our exposure to these changes in foreign currency exchange rates. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. An adverse change (defined as 15 percent in all currencies) in exchange rates would result in a decline in income before taxes of less than $15 million. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, these changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency selling prices. All of these potential changes are based on sensitivity analyses performed as of May 30, 2010.

Liquidity and Capital Resources

Years Ended: (In Millions)	May 30, 2010	May 31, 2009	May 25, 2008
Net cash provided by operating activities	$402.9	$ 360.8	$ 644.3
Net cash used in investing activities	(41.7)	(81.7)	(102.0)
Net cash used in financing activities	(34.5)	(315.6)	(634.1)
Net change in cash and cash equivalents	$326.7	$ (36.5)	$ (91.8)

The primary factors contributing to the changes in cash and cash equivalents in fiscal 2010, 2009 and 2008 are described below:

In fiscal 2010, cash from operating activities was positively affected by net income, adjusted for non-cash items (primarily depreciation and amortization, and share-based compensation expense), combined with a positive effect from changes in working capital components. The positive changes in working capital were from a decrease in inventory plus increases in accounts payable and accrued expenses, as well as other non-current liabilities. These positive changes were partially offset by the negative change in working capital from an increase in receivables and other current assets. In fiscal 2009, cash from operating activities was generated by net income, adjusted for non-cash items (primarily depreciation and amortization, and share-based compensation expense), combined with a positive effect from changes in working capital components. The positive changes in working capital were mainly attributable to decreases in receivables and inventories. These positive changes were partially offset by the negative change from decreases in accounts payable and accrued expenses, as well as the decrease in other non-current liabilities. In fiscal 2008, cash from operating activities was generated by net income, adjusted for non-cash items (primarily depreciation and amortization, and share-based compensation expense) and a positive effect from changes in working capital components. Changes in working capital that had a positive effect were attributable to an increase in accounts payable and accrued expenses and decreases in inventories and other assets, which were partially offset by a decrease in other non-current liabilities.

The primary use of cash for investing activities in fiscal 2010 was the purchase of property, plant and equipment of $43.3 million, mainly representing the purchase of machinery and equipment, combined with a net payment of $4.8 million associated with the acquisition of ERI. The primary use of cash for investing activities in fiscal 2009 was the purchase of property, plant and equipment of $83.7 million, mainly representing the purchase of machinery and equipment. The primary use of cash for investing activities in fiscal 2008 was the purchase of property, plant and equipment of $111.3 million, mainly representing the purchase of machinery and equipment, which was partially offset by proceeds from the sale of property, plant and equipment of $16.6 million.

The primary use of cash for financing activities in fiscal 2010 was for payments of $265.6 million of principal payments on the bank term loan, $75.7 million for cash dividends, and $6.3 million for software license obligations. This amount was partially offset by cash proceeds of $244.9 million (net of issuance costs and discount on principal) from our issuance of $250 million principal amount of senior unsecured notes in a public offering in April 2010 and $71.2 million from the issuance of common stock under employee benefit plans. The primary use of cash for financing activities in fiscal 2009 was for the repurchase of 6.2 million shares of our common stock in the open market for $128.4 million and payments of $187.6 million for principal payments on the unsecured bank term loan and $64.4 million for cash dividends. These amounts were partially offset by cash proceeds of $60.2 million from the issuance of common stock under employee benefits plans. The primary use of cash for financing activities in fiscal 2008 was for the repurchase of 85.9 million shares of our common stock for $2.1 billion, which included the delivery of 58.0 million shares of our common stock repurchased under the $1.5 billion accelerated share repurchase program. The remaining shares were repurchased in the open market. We also used cash for financing activities for the payments of $50.6 million for cash dividends, $46.8 million on the unsecured bank term loan and $14.6 million related to tax withholdings paid on behalf of employees for net share settlements. These amounts were partially offset by cash proceeds of $1.5 billion (net of issuance costs) that came from new debt, which included $1.0 billion unsecured senior notes issued in a public offering and a $500.0 million unsecured credit facility with a consortium of banks funded in fiscal 2008. Cash proceeds also included $103.7 million from the issuance of common stock under employee benefit plans. Financing activities in fiscal 2008 also include an additional $1.5 billion of cash received from the unsecured bridge credit facility that was used to finance the accelerated stock repurchase and an additional payment of $1.5 billion for its full repayment after completing the $1.0 billion unsecured senior note offering and the $500 million unsecured credit facility with a consortium of banks.

As described above we issued $250 million principal amount of senior unsecured notes in a public offering in April 2010. The unsecured notes bear interest at a fixed rate of 3.95 percent and are due in April 2015. Interest is payable semi-annually and the notes are redeemable by us at any time. In April 2010, we also repaid in full the remaining outstanding principal on our unsecured term loan with a consortium of banks prior to its original maturity of June 2012. The early repayment resulted in a cash outlay of $203.6 million and the recognition of a $2.1 million loss on extinguishment (see Note 10 to the Consolidated Financial Statements).

On June 10, 2010, our Board of Directors declared a cash dividend of $0.08 per outstanding share of common stock, which was paid on July 12, 2010 to shareholders of record at the close of business on June 21, 2010. On July 12, 2010, in connection with a regularly scheduled meeting, our Board of Directors declared a cash dividend of $0.10 per outstanding share of common stock, which will be paid on October 12, 2010 to shareholders of record at the close of business on September 20, 2010.

We anticipate that our fiscal 2011 capital expenditures will be higher than the fiscal 2010 amount. We will continue to manage the level of capital expenditures relative to sales levels, capacity utilization and industry business conditions. By the end of fiscal 2010, we ceased production activity in both China and Texas. Activities associated with the closures of those manufacturing facilities are expected to continue through the end of calendar 2010, as well as activities related to the exit activity associated with the realignment of certain product line business units. In June 2010 after the end of our fiscal year, we repaid in full the $250.0 million principal amount of senior floating rate notes that became due June 2010. Our remaining debt as of May 30, 2010 includes our 6.15 percent fixed rate notes with an aggregate principal amount of $375 million due in June 2012, our 3.95 percent fixed rate notes with an aggregate principal of $250 million due in April 2015 and our 6.6 percent fixed rate notes with an aggregate principal amount of $375 million due in June 2017. We expect that existing cash and investment balances, together with existing lines of credit and cash generated by operations, will be sufficient to finance the capital investments currently planned for fiscal 2011 and payments related to the plant closures and product line business unit realignment. However, we cannot assure that if economic conditions were to substantially further deteriorate within the next year, we would have the appropriate financial resources to meet our business requirements.

Our cash and investment balances are dependent in part on continued collection of customer receivables and the ability to sell inventories. Although we have not experienced major problems with our customer receivables, continual declines in overall economic conditions could lead to deterioration in the quality of customer receivables in the future. Since we no longer hold investments with maturities greater than 90 days, we did not experience any major declines in our cash equivalents or marketable investments as a result of the downturn in the financial markets. However, major declines in financial markets could cause reductions in our cash equivalents and marketable investments in the future.

The following table provides a summary of the effect on liquidity and cash flows from our contractual obligations as of May 30, 2010:

		Payments due by period:			
(In Millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Contractual obligations:					
Long-term debt	$1,277.5	$276.5	$375.0	$251.0	$375.0
Operating lease obligations:					
Non-cancelable operating leases	35.5	15.0	12.8	5.7	2.0
Purchase obligations:					
CAD software licensing agreements	7.4	7.4	-	-	-
Other software licensing agreements	1.3	1.3	-	-	-
Industrial gas contracts	6.0	0.5	1.0	1.0	3.5
Other purchase obligations	19.9	7.1	8.4	4.4	-
Total	$1,347.6	$307.8	$397.2	$262.1	$380.5
Commercial commitments:					
Standby letters of credit under bank multicurrency agreement	$ 3.4	$ 3.4	$ -	$ -	$ -

In addition, as of May 30, 2010, capital purchase commitments were $15.5 million.

We do not currently have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which might be established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not engage in trading activities involving non-exchange traded contracts. As a result, we do not believe we are materially exposed to financing, liquidity, market or credit risks that could arise if we had engaged in these relationships.

Recently Issued Accounting Pronouncements

In April, 2010, the FASB issued FASB Accounting Standards Update (ASU) No. 2010-17, "Revenue Recognition (Topic 605) – Milestone Method of Revenue Recognition – a consensus of the FASB Emerging Issues Task Force." This ASU provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. This ASU will be effective on a prospective basis for milestones achieved beginning in our second quarter of fiscal 2011. We do not expect the adoption of this ASU to have a significant effect to our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." This ASU requires new disclosures regarding significant transfers in and out of Levels 1 and 2, and information about activity in Level 3 fair value measurements. In addition, this ASU clarifies existing disclosures regarding input and valuation techniques, as well as the level of disaggregation for each class of assets and liabilities. This ASU is effective for us beginning in fiscal 2011. We do not expect the adoption of this ASU to have a significant effect on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, "Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force." In the absence of vendor-specific objective evidence (VSOE) or other third party evidence (TPE) of the selling price for the deliverables in a multiple-element arrangement, this ASU requires companies to use an estimated selling price (ESP) for the individual deliverables. Companies are to apply the relative-selling price model for allocating an arrangement's total consideration to its individual elements. Under this model, the ESP is used for both the delivered and undelivered elements that do not have VSOE or TPE of the selling price. This ASU will be applied on a prospective basis for revenue arrangements entered into or materially modified beginning in our fiscal 2012, with earlier application permitted. Since we will apply the requirements of this ASU on a prospective basis, we are currently evaluating its requirements and have not yet determined its effect on our consolidated financial statements.

Outlook

During fiscal 2010, we experienced improvement in our business as the global economy began to recover. New orders increased sequentially in each successive quarter of fiscal 2010. This led to sequential growth in net sales in each quarter of fiscal 2010.

In the fourth quarter of fiscal 2010, new orders increased by 12 percent over the preceding third quarter. This was driven primarily by our distributor channel, although new orders from our direct OEM customer base also increased sequentially. A portion of the improvement in total company new orders was attributable to better-than-expected turns orders, which represent orders received with delivery requested in the same quarter. This increase in turns orders came mainly from increasing levels of demand in the industrial markets, which are served through our distribution channel. As a result of the improvement in order activity, our opening backlog as we entered the first quarter of fiscal 2011 was higher than the level it was when we began the fourth quarter of fiscal 2010.

Considering all factors, including those described above, we provided guidance for net sales in the first quarter of fiscal 2011 to increase approximately 3 percent to 5 percent sequentially from the level achieved in the fourth quarter of fiscal 2010. However, if backlog orders are cancelled or if the currently anticipated level of turns orders is less than expected, we may not be able to achieve this projected level of sales. As a result of the higher net sales outlook, we anticipate that our wafer fabrication utilization will rise in the first quarter of fiscal 2011. Consequently, we anticipate that our gross margin percentage for the first quarter of fiscal 2011 will increase compared to the fourth quarter of fiscal 2010 depending on the sales level that we achieve. However, if there are declines in factory utilization or changes in the expected sales level or product mix, our gross margin percentage could be unfavorably affected.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See information/discussion appearing under the subcaption "Financial Market Risks" of Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Form 10-K and the information appearing in Note 1, "Summary of Significant Accounting Policies," and Note 3, "Financial Instruments," in the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

NATIONAL SEMICONDUCTOR CORPORATION
CONSOLIDATED BALANCE SHEETS

(In Millions, Except Share Amounts)	May 30, 2010	May 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$1,027.0	$ 700.3
Receivables, less allowances of $30.0 in 2010 and $18.7 in 2009	98.2	71.7
Inventories	118.6	134.6
Deferred tax assets	70.3	72.6
Other current assets	156.8	108.0
Total current assets	1,470.9	1,087.2
Property, plant and equipment, net	390.1	461.8
Goodwill	66.1	61.5
Deferred tax assets, net	245.5	251.5
Other assets	102.2	101.3
Total assets	$2,274.8	$1,963.3
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 276.5	$ 62.5
Accounts payable	49.8	40.3
Accrued expenses	204.5	144.6
Income taxes payable	17.6	28.2
Total current liabilities	548.4	275.6
Long-term debt	1,001.0	1,227.4
Long-term income taxes payable	175.3	162.6
Other non-current liabilities	124.2	120.7
Total liabilities	1,848.9	1,786.3
Commitments and contingencies		
Shareholders' equity:		
Preferred stock of $0.50 par value. Authorized 1,000,000 shares.	-	-
Common stock of $0.50 par value. Authorized 850,000,000 shares. Issued and outstanding 239,071,512 in 2010 and 232,605,355 in 2009	119.5	116.3
Additional paid-in-capital	188.3	67.6
Retained earnings	250.3	116.8
Accumulated other comprehensive loss	(132.2)	(123.7)
Total shareholders' equity	425.9	177.0
Total liabilities and shareholders' equity	$2,274.8	$1,963.3

See accompanying Notes to Consolidated Financial Statements

NATIONAL SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

Years Ended (In Millions, Except Per Share Amounts)	May 30, 2010	May 31, 2009	May 25, 2008
Net sales	$1,419.4	$1,460.4	$1,885.9
Cost of sales	484.2	544.1	671.5
Gross margin	935.2	916.3	1,214.4
Research and development	272.7	306.0	363.0
Selling, general and administrative	317.0	283.0	315.5
Severance and restructuring expenses	20.1	143.9	27.2
In-process research and development charge	-	2.9	-
Other operating income, net	(0.4)	(2.7)	(0.4)
Operating expenses	609.4	733.1	705.3
Operating income	325.8	183.2	509.1
Interest income	1.8	10.4	33.8
Interest expense	(60.3)	(72.7)	(85.5)
Other non-operating income (expense), net	1.3	(7.3)	(6.2)
Income before income taxes	268.6	113.6	451.2
Income tax expense	59.4	40.3	118.9
Net income	$ 209.2	$ 73.3	$ 332.3
Earnings per share:			
Basic	$ 0.88	$ 0.32	$ 1.31
Diluted	$ 0.87	$ 0.31	$ 1.26
Weighted-average common and potential common shares outstanding:			
Basic	236.4	229.1	252.8
Diluted	241.3	235.1	264.3

See accompanying Notes to Consolidated Financial Statements

NATIONAL SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended (In Millions)	May 30, 2010	May 31, 2009	May 25, 2008
Net income	$209.2	$ 73.3	$332.3
Other comprehensive (loss) income, net of tax:			
Defined benefit pension plans:			
Reclassification adjustment for the amortization of transition asset included in net periodic pension cost	(0.1)	(0.2)	(0.1)
Recognition of actuarial (loss) gain arising during the period	(8.3)	(36.5)	27.4
Plan settlement	-	-	(0.4)
Retirement health plan:			
Recognition of prior service costs upon implementation of new plan		(0.2)	-
Recognition of actuarial loss arising during the period	(0.1)	-	-
Derivative instruments:			
Unrealized gain on cash flow hedges	-	-	0.1
Other comprehensive (loss) income	(8.5)	(36.9)	27.0
Comprehensive income	$200.7	$ 36.4	$359.3

See accompanying Notes to Consolidated Financial Statements

NATIONAL SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock				Accumulated	
(In Millions, Except Per Share Amount)	Shares	Par Value	Additional Paid-In Capital	Retained Earnings	Other Comprehensive Loss	Total
Balance at May 27, 2007	310.3	$155.1	$ -	$ 1,727.2	$(113.8)	$ 1,768.5
Cumulative effect adjustment upon the adoption of new accounting standards for uncertain income tax positions	-	-	-	37.1	-	37.1
Net income	-	-	-	332.3	-	332.3
Cash dividend declared and paid ($0.20 per share)	-	-	-	(50.6)	-	(50.6)
Issuance of common stock under option and purchase plans	7.6	3.9	99.8	-	-	103.7
Issuance of stock under Executive Officer Equity Plan	1.0	0.5	(0.5)	-	-	-
Cancellation of restricted stock	(0.4)	(0.2)	(14.4)	-	-	(14.6)
Share-based compensation cost	-	-	89.4	-	-	89.4
Tax benefit associated with stock options	-	-	27.6	-	-	27.6
Purchase and retirement of treasury stock	(85.9)	(43.0)	(201. 9)	(1,878.6)	-	(2,123.5)
Other comprehensive income	-	-	-	-	27.0	27.0
Balance at May 25, 2008	232.6	116.3	-	167.4	(86.8)	196.9
Effect upon the adoption of new accounting standards for change in defined benefit plan measurement date, net of tax	-	-	-	(0.6)	-	(0.6)
Net income	-	-	-	73.3	-	73.3
Cash dividend declared and paid ($0.28 per share)	-	-	-	(64.4)	-	(64.4)
Issuance of common stock under option and purchase plans	6.2	3.1	59.1	-	-	62.2
Cancellation of restricted stock	-	-	(0.4)	-	-	(0.4)
Share-based compensation cost	-	-	67.2	-	-	67.2
Tax benefit associated with stock options	-	-	8.1	-	-	8.1
Purchase and retirement of treasury stock	(6.2)	(3.1)	(66.4)	(58.9)	-	(128.4)
Other comprehensive income	-	-	-	-	(36.9)	(36.9)
Balance at May 31, 2009	232.6	116.3	67.6	116.8	(123.7)	177.0
Net income	-	-	-	209.2	-	209.2
Cash dividend declared and paid ($0.32 per share)	-	-	-	(75.7)	-	(75.7)
Issuance of common stock under option and purchase plans	6.3	3.2	65.9	-	-	69.1
Issuance of stock under Executive Officer Equity Plan	0.3	0.1	(0.1)	-	-	-
Cancellation of restricted stock	(0.1)	(0.1)	(1.9)	-	-	(2.0)
Share-based compensation cost	-	-	64.9	-	-	64.9
Tax deficiency associated with stock options	-	-	(6.8)	-	-	(6.8)
Stock option exchange program	-	-	(1.3)	-	-	(1.3)
Other comprehensive income	-	-	-	-	(8.5)	(8.5)
Balance at May 30, 2010	239.1	$119.5	$ 188.3	$ 250.3	$(132.2)	$ 425.9

See accompanying Notes to Consolidated Financial Statements

NATIONAL SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended (In Millions)	May 30, 2010	May 31, 2009	May 25, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 209.2	$ 73.3	$ 332.3
Adjustments to reconcile net income with net cash provided by operating activities:			
Depreciation and amortization	94.5	119.8	132.7
Share-based compensation expense	65.4	67.7	89.7
Excess tax benefit from share-based payment arrangements	(0.3)	(5.0)	(17.0)
Tax (deficiency) benefit associated with stock options	(6.8)	8.1	27.6
Deferred tax provision	12.9	21.2	5.1
(Gain) loss on investments	(5.6)	7.3	6.0
Loss (gain) on disposal of equipment	0.9	(0.1)	0.2
(Recovery) impairment of equipment and other assets	(1.2)	55.1	4.5
Non-cash restructuring recovery	(8.3)	(1.5)	(1.5)
In-process research and development charge	-	2.9	-
Loss on extinguishment of debt	2.1	-	-
Other, net	4.7	0.7	4.0
Changes in certain assets and liabilities, net:			
Receivables	(28.2)	65.2	13.3
Inventories	15.7	13.5	27.1
Other current assets	(23.1)	2.9	23.3
Accounts payable and accrued expenses	59.9	(35.7)	46.0
Current and deferred income taxes	1.7	(8.5)	(18.4)
Other non-current liabilities	9.4	(26.1)	(30.6)
Net cash provided by operating activities	402.9	360.8	644.3
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(43.3)	(83.7)	(111.3)
Sale of equipment	3.1	1.1	16.6
Business acquisition, net of cash acquired	(4.8)	(4.5)	-
Funding of benefit plan	(1.6)	(6.4)	(5.4)
Redemption and realized net losses (gains) of benefit plan	7.5	11.6	(0.2)
Other, net	(2.6)	0.2	(1.7)
Net cash used in investing activities	(41.7)	(81.7)	(102.0)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from unsecured senior notes, net of issuance costs of $2.4 in fiscal 2010 and $7.1 in fiscal 2008	244.9	-	992.9
Proceeds from bank borrowings, net of issuance costs of $3.5	-	-	1,996.5
Repayment of bank borrowings	(265.6)	(187.6)	(1,546.8)
Payment on software license obligations	(6.3)	-	(8.7)
Excess tax benefit from share-based payment arrangements	0.3	5.0	17.0
Issuance of common stock	71.2	60.2	103.7
Payroll taxes paid on behalf of employees	(2.0)	(0.4)	(14.6)
Purchase and retirement of treasury stock	-	(128.4)	(2,123.5)
Cash payments in connection with stock option exchange program	(1.3)	-	-
Cash dividends declared and paid	(75.7)	(64.4)	(50.6)
Net cash used in financing activities	(34.5)	(315.6)	(634.1)
Net change in cash and cash equivalents	326.7	(36.5)	(91.8)
Cash and cash equivalents at beginning of year	700.3	736.8	828.6
Cash and cash equivalents at end of year	$1,027.0	$ 700.3	$ 736.8

See accompanying Notes to Consolidated Financial Statements

NATIONAL SEMICONDUCTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Operations

We design, develop, manufacture and market a wide range of semiconductor products, most of which are analog and mixed-signal integrated circuits. Our goal is to be the premier provider of high-performance energy-efficient analog and mixed-signal solutions. These solutions are marketed under our PowerWise® brand. Energy-efficiency is our overarching theme, and our PowerWise® products enable systems that consume less power, extend battery life and generate less heat. Our leading-edge products include power management circuits and sub-systems, audio and operational amplifiers, communication interface products and data conversion solutions.

Basis of Presentation

The consolidated financial statements include National Semiconductor Corporation and our majority-owned subsidiaries. All significant intercompany transactions are eliminated in consolidation.

Our fiscal year ends on the last Sunday of May and for our fiscal year ended May 30, 2010, we had a 52-week year. For our fiscal year ended May 31, 2009, we had a 53-week year. Operating results for the additional week in fiscal 2009 were considered immaterial to our consolidated results of operations for fiscal 2009. Our fiscal year ended May 25, 2008 was a 52-week year.

Revenue Recognition

We recognize revenue from the sale of semiconductor products upon shipment, provided we have persuasive evidence of an arrangement typically in the form of a purchase order, title and risk of loss have passed to the customer, the amount is fixed or determinable and collection of the revenue is reasonably assured. We record a provision for estimated future returns at the time of shipment. Approximately 64 percent of our semiconductor product sales were made to distributors in fiscal 2010, which includes approximately 9 percent of sales made through dairitens in Japan under local business practices. This compares to approximately 53 percent in fiscal 2009 and approximately 54 percent in fiscal 2008, which includes sales made through dairitens in Japan of approximately 8 percent in fiscal 2009 and 11 percent in fiscal 2008. We have agreements with our distributors that cover various programs, including pricing adjustments based on resale pricing and volume, price protection for inventory and scrap allowances.

In line with industry practices, we generally credit distributors for the effect of price reductions on their inventory of our products and, under specific conditions, we repurchase products that we have discontinued. In general, distributors do not have the right to return product, except under customary warranty provisions. The programs we offer to our distributors could include one or both of the following:

- Allowances involving pricing and volume. We refer to this as the "contract sales debit" program.
- Allowance for inventory scrap. We refer to this as the "scrap allowance" program.

Under the contract sales debit program, products are sold to distributors at standard published prices that are contained in price books that are broadly provided to our various distributors. Distributors are required to pay for this product within our standard commercial terms. After the initial purchase of the product, the distributor has the opportunity to request a price allowance for a particular part number depending on the current market conditions for that specific part as well as volume considerations. This request is made prior to the distributor reselling the part. Once we have approved an allowance to the distributor, the distributor proceeds with the resale of the product and credits are issued to the distributor in accordance with the specific allowance that we approved. Periodically, we issue new distributor price books. For those parts for which the standard prices have been reduced, we provide an immediate credit to distributors for inventory quantities they have on hand.

Under the scrap allowance program, certain distributors are given a contractually defined allowance to cover the cost of any scrap they might incur. The amount of the allowance is specifically agreed upon with each distributor.

The revenue we record for these distribution sales is net of estimated provisions for these programs. Our estimates are based upon historical experience rates by geography and product family, inventory levels in the distribution channel, current economic trends and other related factors. We continuously monitor the claimed allowances against the rates assumed in our estimates of the allowances. Actual distributor claims activity has been materially consistent with the provisions we have made based on our estimates.

Service revenues are recognized as the services are provided or as milestones are achieved, depending on the terms of the arrangement. These revenues are included in net sales and totaled $19.6 million in fiscal 2010, $17.4 million in fiscal 2009 and $25.1 million in fiscal 2008.

Certain intellectual property income is classified as revenue if it meets specified criteria established by company policy that defines whether it is considered a source of income from our primary operations. These revenues are included in net sales and totaled $1.3 million in fiscal 2010, $2.6 million in fiscal 2009 and $1.6 million in fiscal 2008. All other intellectual property income that does not meet the specified criteria is not considered a source of income from primary operations and is therefore classified as a component of other operating income, net, in the consolidated statement of income. Intellectual property income is recognized when the license is delivered, the fee is fixed or determinable, collection of the fee is reasonably assured and remaining obligations are perfunctory or inconsequential to the other party.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market. The total carrying value of our inventory is reduced for any difference between cost and estimated market value of inventory that is determined to be obsolete or unmarketable, based upon assumptions about future demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. We use the straight-line method to depreciate machinery and equipment over their estimated useful life (3-9 years). Buildings and improvements are depreciated using both straight-line and declining-balance methods over the assets' remaining estimated useful life (3-50 years), or, in the case of leasehold improvements, over the lesser of the estimated useful life or lease term.

We capitalize eligible costs to acquire software used internally. We use the straight-line method to amortize software used internally over its estimated useful life (generally 3-5 years). Internal-use software is included in the property, plant and equipment balance.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is assigned to reporting units and as of May 30, 2010, we have six reporting units that contain goodwill.

We evaluate goodwill for impairment on an annual basis and whenever events or changes in circumstance indicate that it is more likely than not that an impairment loss has been incurred. We assess the impairment of goodwill annually in our fourth fiscal quarter, which has been selected as the period for our recurring evaluation for all reporting units. Our impairment evaluation of goodwill is based on comparing the fair value to the carrying value of our reporting units containing goodwill. The fair value of a reporting unit is measured at the business unit level using a discounted cash flow approach that incorporates our estimates of future revenues and costs for those business units.

Impairment of Long-lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. Our long-lived assets subject to this evaluation include property, plant and equipment and amortizable intangible assets. Amortizable intangible assets subject to this evaluation include developed technology we have acquired, patents and technology licenses. Our impairment evaluation of long-lived assets includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives. If our estimate of future undiscounted net cash flows is insufficient to recover the carrying value of the assets over the remaining estimated useful lives, we record an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. If assets are determined to be recoverable, but the useful lives are shorter than we originally estimated, we depreciate or amortize the net book value of the asset over the newly determined remaining useful lives.

We classify long-lived assets as assets held for sale when the criteria have been met, in accordance with ASC Topic 360, "Property, Plant, and Equipment." Upon classification of an asset as held for sale, we cease depreciation of the asset and classify the asset as a current asset at the lower of its carrying value or fair value (less cost to sell). If an asset is held for sale as a result of a restructuring of operations, any write down to fair value (less cost to sell) is included as a restructuring expense in the consolidated statement of income. When we commit to a plan to abandon a long-lived asset before the end of its previously estimated useful life, we revise depreciation estimates to reflect the use of the asset over its shortened useful life. We review depreciation estimates periodically, including both estimated useful lives and estimated salvage values. These reviews may result in changes to historical depreciation rates, which are considered to be changes in accounting estimates and are accounted for on a prospective basis.

Income Taxes

We determine deferred tax assets and liabilities based on the future tax consequences that can be attributed to net operating loss and credit carryovers and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the enacted tax rates expected to be applied when the taxes are actually paid or realized. The recognition of deferred tax assets is reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating loss and credit carryovers and differences between financial statement carrying amounts and their respective tax bases become deductible.

Earnings per Share

We compute basic earnings per share using the weighted-average number of common shares outstanding. Diluted earnings per share are computed using the weighted-average common shares outstanding after giving effect to potential common shares from stock options, restricted stock and restricted stock units based on the treasury stock method.

For all years presented, the reported net income was used as the numerator in our computation of basic and diluted earnings per share. A reconciliation of the shares used in the computation follows:

(In Millions, Except Exercise Prices)	2010	2009	2008
Weighted-average common shares outstanding used for basic earnings per share	236.4	229.1	252.8
Effect of dilutive securities:			
Stock options, restricted stock and restricted stock units	4.9	6.0	11.5
Weighted-average common and potential common shares outstanding used for diluted earnings per share	241.3	235.1	264.3
Anti-dilutive common equivalent shares:			
Stock options:			
Number of shares	34.1	41.9	23.0
Weighted-average exercise price	$21.68	$23.25	$27.26

Anti-dilutive common equivalent shares are not included in the calculation of diluted earnings per share. For fiscal 2010, 2009 and 2008, respectively, the effect of these shares was anti-dilutive because the exercise price of the related stock options exceeded the average market price during the year. Shares related to outstanding stock options at May 30, 2010 that were anti-dilutive could potentially dilute basic earnings per share in the future.

Currencies

The functional currency for all operations worldwide is the U.S. dollar. We include gains and losses arising from remeasurement of foreign currency financial statement balances into U.S. dollars and gains and losses resulting from foreign currency transactions in selling, general and administrative expenses. Included in net income were net foreign currency losses of $3.9 million in fiscal 2010 and $3.4 million in fiscal 2009. Net income in fiscal 2008 included a net foreign currency gain of $2.1 million.

Financial Instruments

Cash and Cash Equivalents. Cash equivalents are highly liquid instruments with an original maturity of three months or less. We maintain cash equivalents in various currencies and in a variety of financial instruments.

Deferred Compensation Plan Assets. Employee contributions under the deferred compensation plan (See Note 12 to the Consolidated Financial Statements) are maintained in a rabbi trust and are not readily available to us. Participants can direct the investment of their deferred compensation plan accounts in the same investments funds offered by the 401(k) plan. Although participants direct the investment of these funds, they are classified as trading securities and are included in other assets because they remain assets of the company until they are actually paid out to the participants. We had deferred compensation plan assets of $40.3 million at May 30, 2010 and $40.9 million at May 31, 2009, which are included in other assets. In connection with these trading securities, we recorded a net gain of $5.3 million in fiscal 2010, and net losses of $7.7 million in fiscal 2009 and $6.2 million in fiscal 2008. There is an offset for the same amounts included in SG&A expenses in fiscal 2010, 2009 and 2008, respectively, that represents the corresponding change in the liability associated with the employee deferred compensation plan due to the change in market value of these trading securities.

Derivative Financial Instruments. As part of our risk management strategy we use derivative financial instruments, including forwards, swaps and purchased options, to hedge certain foreign currency and interest rate exposures. Our intent is to offset gains and losses that occur from our underlying exposure with gains and losses on the derivative contracts used to hedge them. As a matter of company policy, we do not enter into speculative positions with derivative instruments. The criteria we use for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and direct matching of the financial instrument to the underlying transaction.

We record all derivative instruments on the balance sheet at fair value. Gains or losses resulting from changes in the values of these derivatives are accounted for based on the use of the derivative and whether it qualifies for hedge accounting. See Note 3 to the Consolidated Financial Statements for a full description of our hedging activities and related accounting policies.

Share-based Compensation

We measure and record compensation expense for all share-based payment awards based on estimated fair values in accordance with ASC Topic 718, "Compensation-Stock Compensation." We provide share-based awards to our employees, executive officers and directors through various equity compensation plans including our employee equity, stock option, stock purchase and restricted stock plans.

The fair value of stock option and stock purchase equity awards is measured at the date of grant using a Black-Scholes option pricing model and the fair value of restricted stock awards is based on the market price of our common stock on the date of grant. The fair value of these awards is recognized on a straight-line basis over the vesting period. The cash awards to be paid in connection with retention arrangements with each of our executive officers (approved by the Compensation Committee of our Board of Directors in November 2008) is considered a share-based payment award and measured at fair value since the award is indexed to the price of our common stock. The fair value of these cash awards is measured each reporting period and is calculated using the Monte Carlo valuation method.

The compensation expense for share-based awards is based on awards that are expected to vest and is reduced for estimated forfeitures. We apply an annual forfeiture rate that is determined based on historical forfeiture activity. Our estimated forfeiture rate is evaluated each reporting period and, taking into consideration all available evidence both before and after the reporting date, we make appropriate adjustments. This forfeiture rate represents the awards expected to be forfeited each year and results in the recognition of share-based compensation expense over the vesting period for those awards that vest. For fiscal 2010, 2009 and 2008, forfeiture rates of 6.5 percent, 7.7 percent and 6.2 percent, respectively, were applied for share-based compensation expense related to employee stock options (excluding officers).

Share-based compensation expense included in operating results for fiscal 2010, 2009 and 2008 is presented in the following table:

(In Millions, Except Per Share Amounts)	2010	2009	2008
Cost of sales:			
Gross compensation	$ 9.8	$ 15.5	$ 19.8
Capitalized in inventory during the period	(7.8)	(13.0)	(16.0)
Realized from inventory during the period	8.3	13.5	16.3
	10.3	16.0	20.1
Research and development	17.8	24.3	27.3
Selling, general and administrative	45.7	30.6	42.3
Total share-based compensation included in income before taxes	73.8	70.9	89.7
Income tax benefit	(23.5)	(21.0)	(26.7)
Total share-based compensation, net of tax, included in net income	$ 50.3	$ 49.9	$ 63.0
Share-based compensation effects on earnings per share:			
Basic	$ 0.21	$ 0.22	$ 0.25
Diluted	$ 0.21	$ 0.21	$ 0.24
Share-based compensation capitalized in inventory	$ 1.0	$ 1.5	$ 2.0
Total gross share-based compensation	$ 73.3	$ 70.4	$ 89.4

The fair value of share-based awards to employees in connection with equity compensation plans was estimated using a Black-Scholes option pricing model that used the following weighted-average assumptions:

	2010	2009	2008
Stock Option Plan:			
Expected life (in years)	3.8	3.7	4.1
Expected volatility	45%	45%	33%
Risk-free interest rate	1.9%	2.4%	4.6%
Dividend yield	2.3%	1.4%	0.6%
Stock Purchase Plan:			
Expected life (in years)	0.8	0.7	0.7
Expected volatility	42%	39%	35%
Risk-free interest rate	0.3%	1.8%	3.5%
Dividend yield	2.3%	1.4%	0.8%

The weighted-average fair value of stock options granted during fiscal 2010, 2009 and 2008 was $4.01, $5.83 and $8.49 per share, respectively. The weighted-average fair value of rights granted under the stock purchase plans was $4.06, $5.05 and $6.78 per share for fiscal 2010, 2009 and 2008, respectively.

The fair value of cash awards in connection with the executive officer retention arrangements was estimated using the Monte Carlo valuation method that used the following weighted-average assumptions as of May 30, 2010 and May 31, 2009:

	2010	2009
Executive Officer Retention Awards:		
Closing stock price	$14.05	$13.88
Remaining term (in years)	0.5	1.5
Expected volatility	32%	60%
Risk-free interest rate	0.2%	0.9%
Dividend yield	2.3%	2.0%

For all options granted after December 31, 2007, we determine expected life based on historical stock option exercise experience for the last four years, adjusted for our expectation of future exercise activity. For options granted prior to January 1, 2008, we use the simplified method specified by SEC's Staff Accounting Bulletin (SAB) No. 107 to determine the expected life of stock options. The expected volatility is based on implied volatility, as management has determined that implied volatility better reflects the market's expectation of future volatility than historical volatility, and is determined based on our traded options, which are actively traded on several exchanges. We derive the implied volatility using the closing prices of traded options during a period that closely matches the timing of the option grant for the stock option and stock purchase plans, and on the last day of the quarter for the cash awards under the executive officer retention arrangements. The traded options selected for our measurement for the stock option and stock purchase plans are near-the-money and close to the exercise price of the option grants and have terms ranging from one to two years. The traded options selected for our measurement of the cash awards under the executive officer retention arrangements are near-the-money and at the closing price of our common stock on the last day of the quarter and have similar remaining terms (in years). The risk-free interest rate is based upon interest rates that match the expected life of the outstanding options under our employee stock option plans, the expected life of the purchase rights under our employee stock purchase plan and the retention period under the executive officer retention arrangements, as applicable. The dividend yield is based on recent history and our expectation of dividend payouts.

Under our equity compensation plans, employees who retire from the company and meet certain conditions set forth in the plans and related stock option grant agreements continue to vest in their stock options after retirement. During that post-retirement period of continued vesting, no service is required of the employee. Prior to fiscal 2007, we historically recognized compensation costs of these options using the nominal vesting period approach for pro forma reporting purposes. The FASB guidance specifies that a stock option award is considered to be vested when the employee's retention of the option is no longer contingent on the obligation to provide continuous service (the "non-substantive vesting period approach"). Under the non-substantive vesting period approach, the compensation cost should be recognized immediately for options granted to employees who are eligible for retirement at the time the option is granted. If an employee is not currently eligible for retirement, but is expected to become eligible during the nominal vesting period, then the compensation expense for the option should be recognized over the period from the grant date to the date retirement eligibility occurs. Beginning in fiscal 2007, we changed the method for recognizing the compensation cost for these options to the non-substantive vesting period approach for those options that were granted beginning in fiscal 2007. If we had used the non-substantive vesting period approach in calculating the amounts for unvested option grants prior to fiscal 2007, the pre-tax share-based compensation expense would have been lower by $1.3 million in fiscal 2010, $6.8 million in fiscal 2009 and $14.2 million in fiscal 2008.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the consolidated financial statements and notes to consolidated financial statements for prior years have been reclassified to conform to the fiscal 2010 presentation. Net operating results have not been affected by these reclassifications.

Note 2. Fair Value Measurements

We measure and report our financial assets and liabilities under the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures," which we adopted in fiscal 2009. Effective at the beginning of fiscal 2010, we adopted the FASB authoritative guidance for non-financial assets and non-financial liabilities. The adoption for non-financial assets and non-financial liabilities had no significant effect on either our financial position or results of operations. Our non-financial assets subject to fair value measurements include goodwill, amortizable intangible assets, and property, plant and equipment, which are measured and recorded at fair value in the period they are determined to be impaired. As permitted under the FASB guidance, we did not apply its provisions to non-financial assets and non-financial liabilities prior to fiscal 2010.

We measure fair value to record our cash equivalents, derivative financial instruments and the deferred compensation plan assets. The measurement of fair value for our long-term debt is used to provide disclosure and is not used to record the carrying value of our long-term debt.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

The FASB guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- *Level 1.* Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 1 assets and liabilities include our investments in institutional money-market funds that are classified as cash equivalents and the investment funds of the deferred compensation plan assets, where the respective financial instruments are traded in an active market with sufficient volume and frequency of activity.

- *Level 2.* Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 2 assets and liabilities include our investments in commercial paper that are classified as cash equivalents, derivative financial instruments and our senior notes that represent long-term debt instruments that are less actively traded in the market, but where quoted market prices exist for similar instruments that are actively traded.

- *Level 3.* Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Level 3 assets and liabilities include goodwill, amortizable intangible assets, and property, plant and equipment, which are measured at fair value using a discounted cash flow approach when they are determined to be impaired, and our unsecured term loan with a bank, where we determine fair value based on unobservable inputs using the best information available in the circumstances and take into consideration assumptions that market participants would use in pricing the liability.

Assets measured at fair value on a recurring basis include the following:

(In Millions)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Balances at May 30, 2010:			
Cash and cash equivalents:			
Institutional money-market funds	$216.6	$ -	$216.6
Commercial paper	-	79.9	79.9
	216.6	79.9	296.5
Other current assets:			
Derivative assets – Forward contracts	-	0.6	0.6
Other assets:			
Investment funds – Deferred compensation plan assets:			
Institutional money-market funds	6.9	-	6.9
Mutual funds	32.6	-	32.6
Marketable equity securities	0.8	-	0.8
	40.3	-	40.3
Derivative assets – Interest rate swap	-	1.6	1.6
Total assets measured at fair value	$256.9	$82.1	$339.0
Balances at May 31, 2009:			
Cash and cash equivalents:			
Institutional money-market funds	$368.4	$ -	$368.4
Other assets:			
Investment funds – Deferred compensation plan assets:			
Institutional money-market funds	10.2	-	10.2
Mutual funds	30.1	-	30.1
Marketable equity securities	0.6	-	0.6
	40.9	-	40.9
Total assets measured at fair value	$409.3	$ -	$409.3

There were no transfers between level 1 and level 2 financial assets in fiscal 2010 and 2009.

The institutional money-market funds and the various investment funds within our deferred compensation plan assets are traded in an active market and the net asset value of each fund on the last day of the quarter is used to determine its fair value. We determine fair value of our commercial paper by obtaining non-binding market prices from our broker on the last day of each quarter. We then corroborate these market prices by comparison to quoted market prices for similar instruments. The fair value of forward foreign currency exchange contracts represents the present value difference between the stated forward contract rate and the current market forward rate at settlement. The fair value of foreign currency option contracts represents the probable weighted net amount we would expect to receive at maturity. The fair value of the interest rate swap is determined using a standard valuation model that includes significant observable inputs, such as interest rate yield curves and discount rates commensurate with the six-month LIBOR interest rates, as well as the creditworthiness of the counterparties and our own nonperformance risk.

The fair value of our long-term debt (including the current portion) at May 30, 2010 was $1,339.2 million and at May 31, 2009 was $1,201.2 million. The fair value measurements for our long-term debt instruments take into consideration credit rating changes, equity price movements, interest rate changes and other economic variables.

Note 3. Financial Instruments

Cash Equivalents

Our policy is to diversify our investment portfolio to minimize the exposure of our principal to credit, geographic and investment sector risk. At May 30, 2010, investments were placed with a variety of different financial institutions and other issuers. Investments with maturity of one year or less have a rating of A1/P1 or better.

Our cash equivalents consisted of the following as of May 30, 2010 and May 31, 2009:

(In Millions)	2010	2009
CASH EQUIVALENTS		
Available-for-sale securities:		
Institutional money market funds	$216.6	$368.4
Commercial paper	79.9	-
	296.5	368.4
Held-to-maturity securities:		
Bank time deposits	530.0	187.6
Total cash equivalents	$826.5	$556.0

Although our non-marketable investments had no carrying value at May 30, 2010 and May 31, 2009, we still hold stock in certain non-publicly traded companies. As a result, we recognized gross realized gains of $0.3 million in fiscal 2010, $0.4 million in fiscal 2009 and $0.2 million in fiscal 2008 from certain of our non-marketable investments.

Derivative Financial Instruments

The objective of our foreign exchange risk management policy is to preserve the U.S. dollar value of after-tax cash inflow in relation to non-U.S. dollar currency movements. We are exposed to foreign currency exchange rate risk that is inherent in orders, sales, cost of sales, expenses, and assets and liabilities denominated in currencies other than the U.S. dollar. We enter into foreign exchange contracts, primarily forwards and purchased options, to hedge against exposure to changes in foreign currency exchange rates. These contracts are matched at inception to the related foreign currency exposures that are being hedged. Exposures which are hedged include sales by subsidiaries, and assets and liabilities denominated in currencies other than the U.S. dollar. Our foreign currency hedges typically mature within six months.

Derivative instruments used to hedge exposures to variability in expected future foreign denominated cash flows are not designated as cash flow hedges. Gains or losses on these derivative instruments are immediately recorded in earnings.

In connection with the issuance of the $250 million principal amount of senior unsecured notes in April 2010, we entered into an interest rate swap agreement with a notional principal of $250 million which effectively converts the fixed interest rate of the debt to a floating interest rate. The terms of the swap agreement substantially match the terms of the debt. Under the terms of the swap agreement, we will receive interest payments semi-annually at an annual rate of 3.95 percent on the notional principal and we will pay interest semi-annually at an annual rate of 0.84 percent over the six-month LIBOR on the notional principal. The LIBOR reference rate is set in arrears on each semi-annual date when the interest payments are due. We have designated this swap agreement as a fair value hedge and recognize the changes in the fair value of both the swap and the related debt, which we record as gains or losses on the derivative instrument in fair value hedge included in other non-operating income (expense), net.

The following table provides information about gains (losses) associated with our derivative financial instruments:

(In Millions)	Location of Gains (Losses) Recognized in Income on Derivative	Amount of Gains (Losses) Recognized in Income on Derivative			Location of Gains (losses) Recognized in Income on Hedged Item	Amount of Gains (Losses) Recognized in Income on Hedged Item
		2010	2009	2008		2010
Fair value hedge:						
Interest rate swap	Other non-operating income (expense), net	$ 1.6	$ -	$ -	Other non-operating income (expense), net	$(3.8)
		$ 1.6	$ -	$ -		$(3.8)
Instruments without hedge accounting designation:						
Forward contracts	Selling, general and administrative	$ 0.1	$ 2.4	$ -		
Purchased options	Selling, general and administrative	(0.1)	(0.2)	(0.6)		
		$ -	$ 2.2	$(0.6)		

Fair Value and Notional Principal of Derivative Financial Instruments

The notional principal amounts for derivative financial instruments provide one measure of the transaction volume outstanding as of fiscal year-end and do not represent the amount of the exposure to credit or market loss. The estimates of fair value are based on applicable and commonly used pricing models using prevailing financial market information at May 30, 2010. The table below shows the fair value and notional principal of derivative financial instruments at May 30, 2010.

(In Millions)	Balance Sheet Location	Notional Principal	Fair Value
2010			
Fair value hedge:			
Interest rate swap	Other assets	$250.0	$1.6
Instruments without hedge accounting designation:			
Forward contracts	Other current assets	20.0	0.6
Total		$270.0	$2.2

All of the foreign exchange contracts that we entered into during fiscal 2009 expired by May 31, 2009.

Concentrations of Credit Risk

Financial instruments that may subject us to concentrations of credit risk are primarily investments and trade receivables. Our investment policy requires cash investments to be placed with high-credit quality counterparties and limits the amount of investments with any one financial institution or direct issuer. We sell our products to distributors and manufacturers involved in a variety of industries including computers and peripherals, wireless communications and automotive. We perform continuing credit evaluations of our customers whenever necessary and we generally do not require collateral. Our top ten customers combined represented approximately 58 percent of total accounts receivable at May 30, 2010 and approximately 60 percent of total accounts receivable at May 31, 2009.

Net sales to major customers as a percentage of total net sales were as follows:

	2010	2009	2008
Distributor:			
Avnet	17%	15%	15%
Arrow	15%	13%	12%
OEM:			
Nokia	*	*	11%

* less than 10%

Sales to the distributors included above are mostly for our Analog segment products, but also include some sales for our other operating segment products. Historically, we have not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area.

Note 4. Consolidated Financial Statement Details

Consolidated Balance Sheets (In Millions)	2010	2009
RECEIVABLE ALLOWANCES		
Doubtful accounts	$ 0.4	$ 1.1
Returns and allowances	29.6	17.6
Total receivable allowances	$ 30.0	$ 18.7
INVENTORIES		
Raw materials	$ 9.5	$ 5.0
Work in process	67.8	81.6
Finished goods	41.3	48.0
Total inventories	$ 118.6	$ 134.6
OTHER CURRENT ASSETS		
Prepaid income taxes	$ 90.0	$ 71.1
Prepaid expenses	19.8	31.2
Assets held for sale	45.8	5.4
Other	1.2	0.3
Total current assets	$ 156.8	$ 108.0
PROPERTY, PLANT AND EQUIPMENT		
Land	$ 21.1	$ 29.7
Buildings and improvements	398.3	536.4
Machinery and equipment	1,679.4	1,825.4
Internal-use software	81.5	83.1
Construction in progress	18.7	30.7
Total property, plant and equipment	2,199.0	2,505.3
Less accumulated depreciation and amortization	(1,808.9)	(2,043.5)
Total property, plant and equipment, net	$ 390.1	$ 461.8
OTHER ASSETS		
Deposits	$ 2.4	$ 7.1
Debt issuance costs	5.8	8.2
Income tax receivable	41.7	35.2
Deferred compensation plan assets	40.3	40.9
Other	12.0	9.9
Total other assets	$ 102.2	$ 101.3
ACCRUED EXPENSES		
Payroll and employee related	$ 127.3	$ 39.5
Accrued interest payable	24.6	24.9
Severance and restructuring expenses	15.4	44.4
Other	37.2	35.8
Total accrued expenses	$ 204.5	$ 144.6

Consolidated Balance Sheets (In Millions)	2010	2009
OTHER NON-CURRENT LIABILITIES		
Accrued pension cost	$ 67.3	$ 52.7
Deferred compensation plan liability	40.3	40.9
Other	16.6	27.1
Total other non-current liabilities	$ 124.2	$ 120.7
ACCUMULATED OTHER COMPREHENSIVE LOSS		
Defined benefit pension plans	$ (131.9)	$ (123.5)
Other	(0.3)	(0.2)
Total accumulated other comprehensive loss	$ (132.2)	$ (123.7)

Consolidated Statements of Income (In Millions)	2010	2009	2008
OTHER OPERATING INCOME, NET			
Net intellectual property income	$(0.3)	$(2.7)	$(0.6)
Gain on sale of manufacturing plant assets	-	-	(3.1)
Litigation settlement	(0.3)	-	3.3
Other	0.2	-	-
Total other operating income, net	$(0.4)	$(2.7)	$(0.4)
OTHER NON-OPERATING INCOME (EXPENSE), NET			
Net (loss) gain on marketable and other investments, net:			
Trading securities:			
Change in unrealized holding gains/losses, net	$ 5.3	$(7.7)	$(6.2)
Non-marketable investments:			
Gain from sale	-	0.4	0.2
Gain from liquidation of investment	0.3	-	-
Total net gain (loss) on marketable and other investments, net	5.6	(7.3)	(6.0)
Loss on extinguishment of debt	(2.1)	-	-
Net loss on derivative instrument in fair value hedge	(2.2)	-	-
Charitable contribution	-	-	(0.2)
Total other non-operating income (expense), net	$ 1.3	$(7.3)	$(6.2)

Note 5. Supplemental Disclosure of Cash Flow Information and Non-Cash Investing and Financing Activities

(In Millions)	2010	2009	2008
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for:			
Interest	$59.3	$70.8	$ 58.5
Income taxes	$83.3	$24.3	$117.3
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Cancellation of shares withheld for taxes on restricted stock and performance share unit awards	$ 2.0	$ 0.4	$ 14.6
Acquisition of software under license obligations, net	$ -	$ 3.3	$ -
Reduction in goodwill to recognize acquired tax asset	$ -	$ -	$ 3.1
Deposit applied to purchase equipment	$15.0	$ -	$ -

Note 6. Cost Reduction Programs and Restructuring of Operations

Fiscal 2010

We recorded a net charge of $20.1 million for severance and restructuring expenses in fiscal 2010. The following table provides additional detail related to these expenses:

(In Millions)	Analog Segment	All Others	Total
May 2010 business realignment:			
Severance	$ 1.1	$ 0.6	$ 1.7
March 2009 workforce reduction and plant closures:			
Other exit-related costs	-	28.7	28.7
Severance	-	0.5	0.5
Gain on sale of equipment	-	(1.3)	(1.3)
Other equipment gain, net	-	(1.2)	(1.2)
Release of reserves:			
Severance	(0.4)	(4.8)	(5.2)
	(0.4)	21.9	21.5
November 2008 workforce reduction:			
Release of reserves:			
Severance	(0.2)	(2.8)	(3.0)
Fiscal 2008 workforce reduction and manufacturing restructure:			
Release of reserves:			
Other exit-related costs	-	(0.1)	(0.1)
Total severance and restructuring expenses, net	$ 0.5	$19.6	$20.1

We recorded a charge of $1.7 million for severance payments to employees who were terminated in connection with exit activities as part of the realignment of certain product line business units announced in May 2010. These exit activities are expected to be completed by the end of calendar 2010 and total cumulative charges are expected to be approximately $3 million to $4 million.

In connection with the workforce reduction and plant closures announced in March 2009 (See the discussion under fiscal 2009), we recorded a net charge of $21.5 million in fiscal 2010 for additional severance and restructuring expenses that were partially offset by the equipment gains described below. The restructuring expenses include $28.7 million of other exit-related costs associated with closure and transfer activities that occurred at our manufacturing sites in Texas and China during fiscal 2010.

By the second half of fiscal 2010, the global economy began to slowly recover as revenue prospects have improved significantly. An increasing portion of our revenues has been coming from a portfolio of products that are primarily manufactured in our wafer fabrication facility in Greenock, Scotland. Management believes there is a larger market with a longer life for these products than was previously assumed and has decided to increase its manufacturing capacity in Scotland. Certain equipment previously classified as held for sale, primarily the Texas equipment, will now be used in our manufacturing facility in Scotland. We recognized an impairment charge of $23.0 million related to this equipment in March 2009. The carrying value of this equipment has been adjusted based on the lower of its carrying value before being classified as held for sale (adjusted for any depreciation that would have been recognized had it been continuously classified as held and used), or its fair value at the time management decided the equipment would no longer be sold. Since the date we first classified this equipment as held for sale to the date we reclassified it as held and used, the fair value of this equipment has increased. As a result, we recorded a gain of $1.2 million to restore the carrying value of the equipment to fair value which was lower than what its carrying value would have been had it been continuously classified as held and used. The weighted average remaining life of this equipment at the time we classified it as held for sale was 7.8 years and now that it has been reclassified as held and used, its weighted-average remaining life is 7.3 years. We also recorded a gain of $1.3 million upon completing the sale of some of the equipment in China and Texas during fiscal 2010. In addition, we recorded a recovery of $5.2 million due to adjustments to reduce accrued severance expenses for manufacturing employees who voluntarily terminated prior to their scheduled departure dates and for severance packages that were finalized with certain employees in foreign locations.

Since these net charges relate to actions announced in fiscal 2009, total cumulative net charges (including the net charges incurred in fiscal 2010 and 2009) through May 30, 2010 for these actions are presented in the following table:

(In Millions)	Analog Segment	All Others	Total
March 2009 workforce reduction and plant closures:			
Severance	$14.0	$ 46.2	$ 60.2
Other exit-related costs	-	32.0	32.0
Impairment of property, plant and equipment	-	54.3	54.3
Gain on sale of equipment	-	(1.3)	(1.3)
Other equipment gain, net	-	(1.2)	(1.2)
Release of reserves:			
Severance	(0.4)	(4.8)	(5.2)
Total cumulative severance and restructuring expenses for the March 2009 workforce reduction and plant closures	$13.6	$125.2	$138.8

We have ceased production activity in both China (end of August 2009) and Texas (end of fiscal 2010). Remaining activities associated with the closures of the China and Texas manufacturing facilities are expected to continue over the next 2 quarters. We expect to incur approximately

$11 million to $16 million over the same period for other exit-related costs associated with these remaining activities. As a result, total charges for all actions announced in March 2009 are expected to be approximately $150 million to $155 million. Most of this amount will be reported within our corporate group, which is not considered an operating segment, and will be included in the category described as "All Others."

Since production activity ceased in China by the end of August 2009, we have been actively engaged in locating buyers to purchase the manufacturing facility and its existing machinery and equipment in its current condition. In addition, certain equipment that was no longer being used in our Texas manufacturing operations is expected to be sold. As a result, the China plant assets and the Texas equipment, which had a carrying value of $22.4 million after impairment charges, were classified as held for sale at the end of our first quarter of fiscal 2010. As discussed above, some of the equipment in China and Texas, which had a carrying value of $1.6 million, was sold during fiscal 2010. Equipment previously classified as held for sale that will now be used in our manufacturing facility in Scotland had a carrying value of $3.8 million. By the end of the fiscal year, we ceased production activity in Texas and we are also actively engaged in locating buyers to purchase the manufacturing facility and its existing machinery and equipment in its current condition. The Texas facility and its manufacturing machinery and equipment that had been used through the end of production activity have a carrying value of $28.8 million. As a result, all of the China and Texas plant assets, which have a total carrying value of $45.8 million, have been classified as held for sale and are reported in other current assets in the consolidated balance sheet as of May 30, 2010. We have ceased depreciation on these assets and now measure the carrying value at the lower of historical net book value or fair value (less cost to sell).

The fiscal 2010 net charge for severance and restructuring expenses described above includes a recovery of $3.0 million for an adjustment to reduce accrued severance expenses upon finalizing severance packages with certain terminated employees in foreign locations in connection with the workforce reduction announced in November 2008. It also includes a recovery of $0.1 million recorded upon the release of a residual accrued balance for other exit-related costs associated with the fiscal 2008 manufacturing restructure.

Fiscal 2009

We recorded a net charge of $143.9 million for severance and restructuring expenses in fiscal 2009. The following table provides additional detail related to these expenses:

(In Millions)	Analog Segment	All Others	Total
March 2009 workforce reduction and plant closures:			
Severance	$14.0	$ 45.7	$ 59.7
Impairment of equipment and other assets	-	54.3	54.3
Other exit-related costs	-	3.3	3.3
	14.0	103.3	117.3
November 2008 workforce reduction:			
Severance	9.8	15.7	25.5
Impairment of equipment	0.7	0.1	0.8
Other exit-related costs	0.1	-	0.1
	10.6	15.8	26.4
Fiscal 2008 workforce reduction and manufacturing restructure:			
Other exit-related costs	-	2.2	2.2
Gain on sale of equipment	-	(0.5)	(0.5)
Release of reserves:			
Severance	(1.1)	(0.3)	(1.4)
	(1.1)	1.4	0.3
Release of reserves related to other prior actions:			
Other exit-related costs	-	(0.1)	(0.1)
Total severance and restructuring expenses	$23.5	$120.4	$143.9

In March 2009, we announced that we would take actions to reduce overall expenses in response to weak economic conditions and related business levels. As part of the plan, we eliminated approximately 850 positions worldwide in our product lines, sales and marketing, manufacturing and support functions. The majority of the affected employees departed by the end of fiscal 2009. We also planned to further reduce headcount by approximately 875 through the eventual closure of our wafer fabrication facility in Arlington, Texas and our assembly and test plant in Suzhou, China. The departure of these additional employees coincides with the phased timing of the plant closures. As a result of these actions, we recorded $117.3 million in fiscal 2009, which includes severance costs of $59.7 million, asset impairment charges of $54.3 million and other exit-related costs of $3.3 million associated with closure and transfer activities incurred in fiscal 2009. Included in the asset impairment charges is $9.8 million related to the modification of a CAD software license that reduced the volume of licenses available for use by the company.

In November 2008, we announced a global workforce reduction that eliminated approximately 330 positions in response to the uncertain business climate at that time. These positions were primarily in non-manufacturing functions in our product line, marketing and sales, and general administrative operations. In addition to the workforce reduction, we closed two design centers located in the United States. As a result of this action, we recorded severance and restructuring expenses of $26.4 million in fiscal 2009, which represents the total amount expected to be incurred. This amount includes severance costs of $25.5 million, other exit-related costs of $0.1 million and $0.8 million for the impairment of abandoned equipment.

In addition to the actions described above, we recorded a net charge of $0.3 million related to the workforce reduction and manufacturing restructure announced in fiscal 2008. All activities related to these actions have now been completed. This amount includes a $2.2 million charge for other exit-related costs primarily incurred in connection with dismantling and removing equipment. This charge was partially offset by a recovery of $1.9 million, which includes $1.4 million primarily due to an adjustment to reduce accrued severance expenses upon finalizing severance packages with certain terminated employees in foreign locations and a gain of $0.5 million from the subsequent sale of some of the equipment that had been previously written down.

Fiscal 2008

We recorded a net charge of $27.2 million for severance and restructuring expenses in fiscal 2008. The following table provides additional detail related to these expenses:

(In Millions)	Analog Segment	All Others	Total
Workforce reduction:			
Severance	$6.5	$ 3.1	$ 9.6
Manufacturing restructure:			
Severance	-	13.2	13.2
Other exit-related costs	-	3.2	3.2
Impairment of equipment	-	4.5	4.5
Gain from sale of equipment	-	(1.8)	(1.8)
	-	19.1	19.1
Release of reserves:			
Other exit-related costs	-	(1.5)	(1.5)
Total severance and restructuring expenses	$6.5	$20.7	$27.2

In April 2008, we announced a workforce reduction that eliminated approximately 128 positions across the company, primarily in product line and support functions as part of our effort to strategically align resources in connection with our focus on accelerating revenue growth in key market areas that require better power management and energy efficiency. As a result of this action, we recorded a charge of $9.6 million for severance.

In January 2008, we announced that we would dispose of certain manufacturing equipment and reduce the workforce at our wafer fabrication facilities as part of an action to modernize our facilities and rationalize our capacity. Substantially all activities related to this action were completed by the end of calendar 2008. In connection with this action, we eliminated approximately 200 positions, primarily at our manufacturing plants located in Arlington, Texas; South Portland, Maine; and Greenock, Scotland. As a result, we recorded a total charge of $19.1 million. Of this amount, $13.2 million was for severance and $3.2 million was other exit-related costs for dismantling and removing equipment. This amount also included $4.5 million for the impairment of equipment. These charges were partially offset by a $1.8 million gain recognized upon the subsequent sale of some of the equipment.

In June 2007, we entered into an agreement with the landlord of a facility we vacated as part of a previous cost reduction action. The agreement terminated the lease and we settled the remaining obligations under the lease agreement for $4.2 million. As a result, we recorded a $1.5 million recovery for the release of the residual accrued balance of the lease obligation.

In June 2007, we completed the sale of our assembly and test plant in Singapore that was closed in fiscal 2007. The facility and its residual equipment were sold for $12.0 million to an unrelated third party. The carrying value of the assets sold was $7.6 million. As a result, we recorded a gain of $3.1 million in fiscal 2008, after deducting final transaction costs of $1.3 million. These assets were part of our manufacturing operation, which is not considered an operating segment, but is a corporate group included in the category described as "All Others."

Summary of Activities

The following table provides a summary of the activities related to our severance and restructuring costs included in accrued expenses during fiscal 2010, 2009 and 2008:

	Fiscal 2010 Business Unit Realignment	Fiscal 2009 Workforce Reduction and Plant Closures		Cost Reduction and Restructuring Actions In Prior Years		
(In Millions)	Severance	Severance	Other Exit-Related Costs	Severance	Other Exit-Related Costs	Total
Balance at May 27, 2007				$ 0.5	$ 6.2	$ 6.7
Cost reduction charges				22.8	3.2	26.0
Cash payments				(8.8)	(7.1)	(15.9)
Release of residual reserves				-	(1.5)	(1.5)
Balance at May 25, 2008				14.5	0.8	15.3
Cost reduction charges		$ 85.2	$ 3.4	-	2.2	90.8
Cash payments		(42.3)	(2.2)	(13.0)	(2.7)	(60.2)
Release of residual reserves		-	-	(1.4)	(0.1)	(1.5)
Balance at May 31, 2009		42.9	1.2	0.1	0.2	44.4
Cost reduction charges	$1.7	0.5	28.7	-	-	30.9
Cash payments		(22.7)	(29.3)	(0.2)	(0.1)	(52.3)
Exchange rate adjustment		0.6	-	0.1	-	0.7
Release of residual reserves		(8.2)	-	-	(0.1)	(8.3)
Balance at May 30, 2010	$1.7	$ 13.1	$ 0.6	$ -	$ -	$ 15.4

During fiscal 2010 we paid severance to 564 employees in connection with the workforce reductions announced in fiscal 2009. Payments for other exit-related costs were primarily for expenses associated with closure and transfer activities incurred in connection with the closures of our manufacturing facilities in Texas and China.

The balances at May 30, 2010 primarily represent remaining estimated costs for activities that have occurred, but have yet to be paid, as a result of the workforce reduction and the manufacturing plant closures announced in fiscal 2009. Payments for the remaining $13.1 million of severance balances are expected to be paid over the next 3 quarters as we complete the closures of our two manufacturing facilities and most of those affected employees will depart by the end of our fiscal 2011 first quarter. Severance amounts are generally paid 30-60 days after the employee's actual departure date or may be deferred until the beginning of the calendar year after their departure date. Other exit-related costs primarily relate to expenses associated with closure and transfer activities occurring in these manufacturing locations.

Note 7. Acquisition

Fiscal 2010

In October 2009, we acquired Energy Recommerce Inc. (ERI), a privately held solar energy company that provides web-based monitoring of commercial photovoltaic systems performance. The acquisition of ERI expands our portfolio of power management technologies.

Beginning in fiscal 2010, we adopted ASC Topic 805, "Business Combinations," which changed the accounting for business combinations. The acquisition of ERI was accounted for under the new guidance using the acquisition method of accounting with a purchase price of $6.1 million for all of the outstanding shares of the company's common stock. The purchase price was allocated as follows:

(In Millions)	Total
Net assets	$ 0.2
Acquired developed technology	0.8
Other intangible assets	1.1
Goodwill	4.6
Deferred tax liability	(0.6)
Total	$ 6.1

Goodwill is included in our Analog segment and primarily represents the expected value of future customers and future technologies that have yet to be determined. Future customers and technologies do not meet the criteria for recognition separately from goodwill, because they are part of the future development and growth of the business. No amount of goodwill is expected to be deductible for tax purposes.

Revenue and earnings of ERI since the acquisition date included in our operating results for fiscal 2010 were immaterial. Pro forma results of operations related to this acquisition have not been presented since ERI's operating results up to the date of acquisition were immaterial to our consolidated financial statements.

Fiscal 2009

In March 2009, we acquired ActSolar, Inc. (ActSolar), a privately-held solar energy company that provides power optimization solutions for commercial and utility-scale solar installations. The acquisition of ActSolar was intended to expand our portfolio of power optimization technologies and provide us with new diagnostics and panel monitoring capabilities for solar arrays. The acquisition was accounted for using the purchase method of accounting with a purchase price of $4.8 million for all of the outstanding shares of the company's common stock. As a result, we recorded a $2.9 million in-process R&D charge in fiscal 2009. In-process R&D was expensed upon acquisition because technological feasibility had not been established and no future alternative uses exist. The remainder of the purchase price was allocated as follows:

(In Millions)	Total
Net liabilities	$(0.5)
Other intangible assets	1.4
Goodwill	1.0
Total	$ 1.9

Pro forma results of operations related to this acquisition have not been presented since ActSolar's operating results up to the date of acquisition were immaterial to our consolidated financial statements.

Note 8. Goodwill and Intangible Assets

Goodwill

The following table presents goodwill by reportable segments:

(In Millions)	Analog Segment	All Others	Total
Balances at May 25, 2008	$60.5	$ -	$60.5
Reorganization of reporting units	(7.3)	7.3	-
Acquisition of ActSolar	1.0	-	1.0
Balances at May 31, 2009	54.2	7.3	61.5
Acquisition of ERI	4.6	-	4.6
Balances at May 30, 2010	$58.8	$7.3	$66.1

In fiscal 2010, we recorded $4.6 million of goodwill in connection with the acquisition of ERI (see Note 7 to the Consolidated Financial Statements).

In fiscal 2009, one of our reporting units containing goodwill that was previously included in the Analog segment was reorganized into a reporting unit that is included in the category of "All Others." We recorded $1.0 million of goodwill in connection with the acquisition of ActSolar in fiscal 2009 (see Note 7 to the Consolidated Financial Statements).

We have intangible assets of $2.9 million at May 30, 2010 and $1.4 million at May 31, 2009, which are included in other assets in the consolidated balance sheet. These intangible assets primarily include developed technology and other amortizable intangible assets with a weighted-average amortization period of 6.7 years. Amortization expense was $0.4 million in fiscal 2010 and $0.1 million in fiscal 2009. There was no amortization expense in fiscal 2008.

Note 9. Asset Retirement Obligations

Our asset retirement obligations arise primarily from contractual commitments to decontaminate machinery and equipment used at our manufacturing facilities at the time we dispose of or replace them. We also have leased facilities where we have asset retirement obligations from contractual commitments to remove leasehold improvements and return the property to a specified condition when the lease terminates.

We have not recognized any asset retirement obligations associated with the closure or abandonment of the manufacturing facilities we own. Our legal asset retirement obligations for manufacturing facilities arise primarily from local laws and statutes that establish minimum standards or requirements in the event a manufacturing facility is shut down, or otherwise exited or abandoned. As a result, we considered the timing and (or) method of settlement for a conditional asset retirement obligation in the measurement of the related liability and determined that the asset retirement obligations related to these facilities were immaterial to our financial condition and results of operations.

The following table presents the activity for the asset retirement obligations included in other non-current liabilities for the years ended May 30, 2010 and May 31, 2009:

	(In Millions)
Balance at May 25, 2008	$ 3.5
Accretion expense	0.4
Balance at May 31, 2009	3.9
Liability settled	(0.5)
Accretion expense	1.1
Balance at May 30, 2010	$ 4.5

Note 10. Debt

Debt at fiscal year-end consisted of the following:

(In Millions)	2010	2009
Senior floating rate notes due 2010, 0.51% at May 30, 2010	$ 250.0	$ 250.0
Senior notes due 2012 at 6.15%	375.0	375.0
Senior notes due 2015 at 3.95%	250.0	-
Senior notes due 2017 at 6.60%	375.0	375.0
Bank floating rate unsecured term loan	-	265.6
Unsecured promissory note at 2.50%	26.5	24.3
	1,276.5	1,289.9
Less net unamortized discount	(2.8)	-
Add fair value adjustment*	3.8	-
	1,277.5	1,289.9
Less current portion of long-term debt	276.5	62.5
Long-term debt	$1,001.0	$1,227.4

* The fixed-rate debt obligation that is hedged is reflected in the consolidated balance sheet as an amount equal to the sum of the debt's carrying value plus a fair value adjustment for the change in the fair value of the hedged debt obligation.

In April 2010, we issued $250.0 million principal amount of senior unsecured notes through a public offering. The unsecured notes bear interest at a fixed rate of 3.95 percent and are due in April 2015. Interest is payable semi-annually and the notes are redeemable by us at any time.

In April 2010, we repaid in full the outstanding principal on our unsecured term loan with a consortium of banks prior to its original maturity of June 2012. There was no prepayment penalty fee associated with the early repayment of the loan. The repayment resulted in a cash outlay of $203.6 million which included the aggregate principal amount outstanding and accrued interest through the repayment date. We recorded a $2.1 million loss on extinguishment of debt to recognize the remaining unamortized issuance costs that were included in other assets.

In June 2007, we issued $1.0 billion principal amount of senior unsecured notes through a public offering. The offering of unsecured notes included $250.0 million aggregate principal amount of senior floating rate notes due June 2010, $375.0 million aggregate principal amount of 6.15 percent senior notes due June 2012 and $375.0 million aggregate principal amount of 6.60 percent senior notes due June 2017. Interest on the senior fixed rate notes is payable semi-annually and the notes are redeemable by us at any time. In June 2010, we repaid in full the $250.0 million principal amount of senior floating rate notes that became due June 2010. The total amount of the repayment was $250.3 million which included the aggregate principal amount outstanding and accrued interest through the repayment date.

The unsecured promissory note, which is denominated in Japanese yen (2,408,750,000), is due November 2010. Interest is payable quarterly at a fixed 2.5 percent annual rate. We are also required to comply with the covenants set forth under our multi-currency agreement.

The aggregate annual maturities of long-term debt at May 30, 2010 are presented in the following table:

Fiscal year:	(In Millions)
2011	$ 276.5
2012	-
2013	375.0
2014	-
2015	251.0
2016 and thereafter	375.0
	$1,277.5

The estimated fair value of long-term debt was $1,339.2 million at May 30, 2010.

We have a $20 million multicurrency credit agreement with a bank that provides for multicurrency loans, letters of credit and standby letters of credit that was renewed in October 2009. At May 30, 2010, we had committed $3.4 million of the credit available under the agreement. The agreement contains restrictive covenants, conditions and default provisions that require the maintenance of certain financial ratios. As of May 30, 2010, we were in compliance with all financial covenants under the agreement. The agreement expires in October 2010 and we expect to renew it before then.

Note 11. Income Taxes

Worldwide pretax income from operations and income taxes consist of the following:

(In Millions)	2010	2009	2008
INCOME BEFORE INCOME TAXES			
U.S.	$166.0	$ 71.8	$337.1
Non-U.S.	102.6	41.8	114.1
	$268.6	$113.6	$451.2
INCOME TAX EXPENSE (BENEFIT)			
Current:			
U.S. federal, state and local	$ 41.1	$ 17.8	$103.6
Non-U.S.	5.4	1.3	10.2
	46.5	19.1	113.8
Deferred:			
U.S. federal and state	13.9	(3.0)	16.4
Non-U.S.	(1.0)	24.2	(11.3)
	12.9	21.2	5.1
Income tax expense	$ 59.4	$ 40.3	$118.9

Although the fiscal 2010 income tax expense of $59.4 million is higher than the fiscal 2009 income tax expense of $40.3 million, our effective tax rate is lower in fiscal 2010 than in fiscal 2009. The fiscal 2010 income tax expense includes a tax benefit of $7.4 million primarily arising from the repatriation of previously unremitted Japanese earnings. In addition, a portion of our earnings comes from our Malaysian subsidiary and is not taxable because of a tax holiday granted by the Malaysian government that is effective for a ten-year period that began in our fiscal 2010. The fiscal 2009 income tax expense of $40.3 million included incremental tax expense of $16.7 million related to the write down of foreign deferred tax assets that would no longer be realized in the foreseeable future due to the tax holiday granted by the Malaysian government. The effect of the write down of foreign deferred tax assets was partially offset by $15.0 million of tax benefits associated with R&D tax credits, net of the portion of the tax benefit that did not meet the more-likely-than-not recognition threshold. Income tax expense of $118.9 million for fiscal 2008 included $31.9 million in tax benefits recognized during fiscal 2008 that arose primarily from the resolution of international tax inquiries, the expiration of the statute of limitations associated with international tax matters and costs related to the manufacturing restructure and workforce reduction actions.

At the beginning of fiscal 2008, we adopted the provisions of ASC Topic 740, "Income Taxes," which provided further clarification on the accounting for uncertainty in income taxes recognized in the financial statements. The cumulative effect of applying the new accounting standards was a $37.1 million increase to retained earnings at the beginning of fiscal 2008. Historically, we have classified unrecognized tax benefits as current income taxes payable. We now classify unrecognized tax benefits as long-term income taxes payable except to the extent we anticipate cash payment within the next year.

The following table provides a summary of the changes in the amount of unrecognized tax benefits that are included in long-term income taxes payable on the consolidated balance sheet at May 30, 2010:

	(In Millions)
Balance at the beginning of fiscal 2009	$132.6
Settlements and effective settlements with tax authorities	(0.1)
Lapse of applicable statute of limitations	(5.1)
Increases for tax positions in the current year	13.5
Other changes in unrecognized tax benefits	5.3
Balance at May 31, 2009	146.2
Settlements and effective settlements with tax authorities	(4.0)
Lapse of applicable statute of limitations	(3.6)
Increases for tax positions in the current year	13.8
Other changes in unrecognized tax benefits	4.2
Balance at May 30, 2010	$156.6

At May 30, 2010, $156.6 million of the unrecognized tax benefit would affect our effective tax rate if it were to be recognized in a future period. Interest and penalties related to unrecognized tax benefits are included within income tax expense. The amount of interest and penalties accrued was $18.7 million at May 30, 2010 and $16.4 million at May 31, 2009.

We are required to file income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and many foreign jurisdictions. A number of years may elapse before an uncertain tax position is audited and ultimately resolved. While it is often difficult to predict the final outcome or the exact timing of resolution for any particular uncertain tax position, we believe that the amounts of unrecognized tax benefits we have accrued reflect our best estimate. We adjust these amounts, as well as the related interest and penalties, as actual facts and circumstances change. Upon resolution of an uncertain tax position, we record an adjustment to income taxes in the same period.

We believe that it is reasonably possible that the unrecognized tax benefits mainly related to transfer pricing matters for tax years where the statutes of limitation expire during fiscal 2011 could decrease by as much as $3.9 million within the next year.

Our federal tax returns for fiscal 2007 through 2009 are currently under examination by the IRS. In addition, the IRS will audit our amended federal tax returns for fiscal 2005 and 2006. Several state taxing jurisdictions are examining our state tax returns for fiscal 2001 through 2005. During fiscal 2010, the state of California closed its audits of fiscal years up through fiscal 2000, which resulted in an immaterial adjustment. With a few exceptions, state tax returns for fiscal 2000 and after remain subject to future examination by state tax authorities. Internationally, tax authorities from several foreign jurisdictions are also examining our tax returns. In general, our international tax returns for fiscal 2003 and after remain subject to examination.

The tax effects of temporary differences that constitute significant portions of the deferred tax assets are presented below:

(In Millions)	2010	2009
DEFERRED TAX ASSETS		
Inventories	$ 3.2	$ 5.0
Equity investments	1.0	0.2
Property, plant and equipment and intangible assets	3.8	9.9
Accrued liabilities	51.4	57.6
Research and development expenditures	73.7	94.6
Deferred compensation	18.3	14.3
Share-based compensation	72.7	59.3
Non-U.S. loss carryovers and other allowances	103.4	93.7
Federal and state credit carryovers	86.2	85.4
Other	0.8	0.9
Gross deferred tax assets	414.5	420.9
Valuation allowance	(98.7)	(96.8)
Total deferred tax assets	$315.8	$ 324.1

The decrease in net deferred tax assets for fiscal 2010 of $8.3 million is from continuing operations and from the tax effect on other comprehensive income items.

We record a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The valuation allowance has been established primarily against the reinvestment and investment tax allowances related to our operation in Malaysia, as we have concluded that the deferred tax assets will not be realized in the foreseeable future due to a tax holiday granted by the Malaysian government that is effective for a ten-year period that began in our fiscal 2010 and the uncertainty of sufficient taxable income in Malaysia beyond fiscal 2019. We have a deferred tax asset related to the California R&D credits which can be carried forward indefinitely and we have concluded that a valuation allowance is not required against it since our estimate of future taxable income for California purposes in the long term (greater than 15 years) is considered more than sufficient to realize the deferred tax asset during the same time period. The valuation allowance for deferred tax assets increased by $1.9 million in fiscal 2010 compared to an increase of $15.6 million in fiscal 2009.

The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of May 30, 2010, based on historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net of the valuation allowance.

The reconciliation between the income tax rate computed by applying the U.S. federal statutory rate and the reported worldwide tax rate follows:

	2010	2009	2008
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Non-U.S. income taxed at different rates	(13.8)	0.6	(3.0)
U.S. state and local taxes net of federal benefits	1.6	(0.7)	0.9
Changes in beginning of year valuation allowances	(0.5)	5.8	(1.9)
Domestic manufacturing benefit	(1.2)	(2.8)	(1.3)
Tax credits	(2.2)	(5.7)	(1.1)
Other	3.2	3.3	(2.2)
Effective tax rate	22.1%	35.5%	26.4%

No U.S. income taxes have been provided on the cumulative unremitted earnings of approximately $108.5 million from non-U.S. subsidiaries as of May 30, 2010. It is not practicable to determine the U.S. income tax liability that would be payable if such earnings was not reinvested indefinitely. We intend to continue reinvesting certain foreign earnings from non-U.S. subsidiaries indefinitely.

At May 30, 2010, we had $11.9 million of state net operating loss carryovers, which expire between fiscal 2011 and 2022. We also had $125.1 million of state credit carryovers, consisting primarily of California R&D credits of $124.8 million which can be carried forward indefinitely. In addition, we had net operating losses and other tax allowance carryovers of $432.0 million from certain non-U.S. jurisdictions, most of which do not expire.

Note 12. Retirement and Pension Plans

The annual expense for all retirement and pension plans was as follows:

(In Millions)	2010	2009	2008
Salary deferral 401(k) plan	$13.3	$16.5	$17.2
Non-U.S. pension and retirement plans	$16.5	$10.1	$12.7

U.S. Plans

Our retirement and savings program for U.S. employees consists of a salary deferral 401(k) plan. The salary deferral 401(k) plan allows employees to defer up to 30 percent of their salaries, subject to certain limitations, with partially matching company contributions. To encourage employee participation, we make a matching contribution of 150 percent of the employee's contribution to the 401(k) plan, up to the first 4 percent of the employee's eligible salary. Contributions are invested in one or more of thirty investment funds at the discretion of the employee. One of the investment funds is a stock fund in which contributions are invested in National common stock at the discretion of the employee. 401(k) investments made by the employee in National common stock may be sold at any time at the employee's direction. Although we have reserved 10,000,000 shares of common stock for issuance to the stock fund, shares purchased to date with contributions have been purchased on the open market and we have not issued any stock directly to the stock fund.

We also have a deferred compensation plan, which allows highly compensated employees (as defined by IRS regulations) to defer greater percentages of compensation than would otherwise be permitted under the salary deferral 401(k) plan and IRS regulations. The deferred compensation plan is a non-qualified plan of deferred compensation maintained in a rabbi trust. Participants can direct the investment of their deferred compensation plan accounts in the same investment funds offered by the 401(k) plan.

International Plans

Certain of our international subsidiaries have varying types of defined benefit pension and retirement plans that comply with local statutes and practices.

We maintain defined benefit pension plans in the U.K., Germany and Taiwan that cover all eligible employees within each respective country. Prior to August 2007, we also had a defined benefit pension plan in Japan, which was terminated in full and replaced by a defined contribution plan in August 2007. As a result, we incurred a total charge of $0.2 million for the curtailment and settlement of the defined benefit pension plan.

Pension plan benefits are based primarily on participants' compensation and years of service credited as specified under the terms of each country's plan. The funding policy is consistent with the local requirements of each country. We may also voluntarily fund additional annual contributions as determined by management.

Beginning in fiscal 2009, we adopted the provisions of ASC Topic 715, "Compensation – Retirement Benefits," that requires the measurement date of a plan's funded status to be the same as the company's fiscal year-end. As a result, the measurement date of February 28th for one of our plans was changed to May 31st. In lieu of remeasuring plan assets and benefit obligations as of the beginning of fiscal 2009 and using those new measurements to determine the effect of the measurement date change, we used the alternative approach permitted by GAAP. Under the alternative approach, the measurement of plan assets and benefit obligations determined as of February 28, 2008 were used to estimate the effect of the measurement date change. As a result, the net periodic pension cost for the 15-month period from February 28, 2008 to May 31, 2009 was allocated proportionately between amounts to be recognized as an adjustment of retained earnings for the portion of the 15-month period in fiscal 2008 and net periodic pension cost for the remaining portion in fiscal 2009. As a result, we recorded an adjustment of $0.6 million to retained earnings representing the effect of the change in measurement date for this plan.

Plan assets of the funded defined benefit pension plans are invested in funds held by third-party fund managers or are deposited into government-managed accounts in which we are not actively involved with and have no control over investment strategy. Two of the plans are self-funded plans. The plan assets held by third-parties consist primarily of U.S. and foreign equity securities, bonds and cash. The fund manager monitors the fund's asset allocation within the guidelines established by the plan's Board of Trustees. In line with plan investment objectives and consultation with company management, the Trustees set an allocation benchmark among equity, bond and other assets based on the relative weighting of overall international market indices. The overall investment objectives of the plan are 1) the acquisition of suitable assets of appropriate liquidity which will generate income and capital growth to meet current and future plan benefits, 2) to limit the risk of the assets failing to meet the long term liabilities of the plan and 3) to minimize the long term costs of the plan by maximizing the return on the assets. Performance is regularly evaluated by the Trustees and is based on actual returns achieved by the fund manager relative to its benchmark. The expected long-term rate of return for plan assets is based on analysis of historical data and future expectations relevant to the investments and consistency with the assumed rate of inflation implicit in the market.

The following table presents target allocation percentages and the fiscal year end percentage for each major category of plan assets:

	2010		2009	
Asset Category	Target Allocation	Actual Allocation	Target Allocation	Actual Allocation
Equities	68%	59%	62%	42%
Bonds	23%	26%	25%	25%
Cash	0%	8%	5%	26%
Other	9%	7%	8%	7%
Total	100%	100%	100%	100%

The following table presents the fair value of plan assets by major categories using the same three-level hierarchy described in Note 2:

(In Millions)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$16.8	$ -	$ -	$ 16.8
Equities:				
Global equity securities	0.7	113.9	-	114.6
Insurance contracts	-	-	12.5	12.5
Fixed income bonds	9.6	46.5	-	56.1
Other	1.3	15.3	-	16.6
Total assets measured at fair value	$28.4	$175.7	$12.5	$216.6

For all of our plans the discount rates represent the rates at which benefits could have been settled at the measurement date and were determined based on an analysis of the investment returns underlying annuity contracts, or alternatively the rates of return currently available on high quality fixed interest investments for liability durations that match the timing and amount of the expected benefit payments. The source data used to determine the discount rates for the U.K. and Germany plans are based on the published iBoxx index of AA bond yields for durations of over 15 years. The yields at the plans' measurement dates were approximately 5.25 to 5.46 percent. While no formal liability cash flow projections were made for these plans, the mean term of their liabilities was determined for assessing appropriate bond durations. Our plan in Taiwan is not material.

Net annual periodic pension cost of these non-U.S. defined benefit pension plans is presented in the following table:

(In Millions)	2010	2009	2008
Service cost of benefits earned during the year	$ 2.8	$ 3.2	$ 5.1
Plan participant contributions	(0.8)	(0.8)	(1.1)
Interest cost on projected benefit obligation	15.5	15.0	15.9
Expected return on plan assets	(13.3)	(16.8)	(19.7)
Net amortization and deferral	5.4	2.9	5.5
Net periodic pension cost	9.6	3.5	5.7
Plan settlement	-	-	0.2
Total net periodic pension cost	$ 9.6	$ 3.5	$ 5.9

Changes in the benefit obligations and plans assets are presented in the following table:

(In Millions)	2010	2009
PROJECTED BENEFIT OBLIGATION		
Beginning balance	$252.5	$291.2
Service cost	2.8	3.6
Interest cost	15.5	18.7
Benefits paid	(6.7)	(8.5)
Actuarial gain	53.8	(1.7)
Exchange rate adjustment	(34.0)	(50.8)
Ending balance	$283.9	$252.5
PLAN ASSETS AT FAIR VALUE		
Beginning balance	$199.8	$272.3
Actual return on plan assets	41.9	(39.8)
Company contributions	6.8	20.5
Plan participant contributions	0.8	0.8
Benefits paid	(6.7)	(8.0)
Exchange rate adjustment	(26.0)	(46.0)
Ending balance	$216.6	$199.8
FUNDED STATUS – BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS		
Fiscal year end balance	$ 67.3	$ 52.7
ACCUMULATED BENEFIT OBLIGATION		
Fiscal year end balance	$282.8	$251.8

Amounts recognized in the consolidated balance sheets:

(In Millions)	2010	2009
Other non-current liabilities	$ 67.3	$ 52.7
Accumulated other comprehensive loss	$(131.9)	$(123.5)

Amounts in accumulated other comprehensive loss that have not yet been recognized as components of net periodic pension cost:

(In Millions)	2010	2009
Transition asset	$ 1.1	$ 1.2
Actuarial loss	(133.0)	(124.7)
	$(131.9)	$(123.5)

The net periodic pension cost and projected benefit obligations were determined using the following assumptions:

	2010	2009	2008
NET PERIODIC PENSION COST			
Discount rate	2.3%-6.5%	2.8%-6.2%	2.8%-5.2%
Rate of increase in compensation levels	0.0%-3.0%	1.8%-3.8%	1.8%-3.8%
Expected long-term return on assets	1.5%-7.5%	3.0%-7.5%	3.0%-7.5%
PROJECTED BENEFIT OBLIGATIONS			
Discount rate	2.1%-5.5%	2.3%-6.5%	2.8%-6.2%
Rate of increase in compensation levels	1.0%-3.0%	1.0%-3.5%	1.8%-3.8%

Total contributions paid to these plans were $6.8 million in fiscal 2010, $15.4 million in fiscal 2009 and $33.6 million in fiscal 2008. We currently expect contributions to total approximately $5.2 million in fiscal 2011. This amount excludes any voluntary contribution, which is yet to be determined by management.

The following table presents the total expected benefits to be paid to plan participants for the next ten fiscal years as determined based on the same assumptions used to measure the benefit obligation at the end of the fiscal year:

	(In Millions)
2011	$ 6.3
2012	6.8
2013	7.0
2014	7.3
2015	7.5
2016-2020	45.0
Total	$79.9

Amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic pension cost over the next fiscal year:

	(In Millions)
Amortization of net transition asset	$(0.2)
Amortization of net loss	$ 5.9

Note 13. Shareholders' Equity

Stock Repurchase Programs

Fiscal 2010

During fiscal 2010, we did not repurchase any shares of our common stock in connection with the $500 million stock repurchase program we announced in June 2007. Under this program, we have a balance of $127.4 million remaining available for future stock repurchases at May 30, 2010. We do not have any plans to terminate the program prior to its completion, and there is no expiration date for this repurchase program.

Fiscal 2009

We repurchased a total of 6.2 million shares of our common stock during fiscal 2009 for $128.4 million as part of the $500 million stock repurchase program announced in June 2007. All of these shares were repurchased in the open market and have been cancelled as of May 31, 2009.

Fiscal 2008

In June 2007, our Board of Directors approved (i) a $1.5 billion accelerated stock repurchase program; and (ii) an additional $500 million stock repurchase program similar to our existing stock repurchase program announced in March 2007. We entered into two separate agreements with Goldman Sachs to conduct the accelerated stock repurchase program. Under one of the agreements, we repurchased from Goldman Sachs, for $1.0 billion, a number of shares of our common stock determined by the volume-weighted average price of the stock during a six month period, subject to provisions establishing minimum and maximum numbers of shares. Under the other agreement, we repurchased shares of our common stock from Goldman Sachs immediately for an initial amount of $500 million. Goldman Sachs purchased an equivalent number of shares of our common stock in the open market over the next six months, and at the end of that period, the initial price was adjusted down based on the volume-weighted average price during the same period. The price adjustment was settled by us, at our option, in shares of our common stock. The $1.5 billion accelerated stock repurchase program was completed in December 2007 with a total 58.0 million shares repurchased.

In addition to the accelerated stock repurchase program, we repurchased an additional 27.9 million shares of our common stock during fiscal 2008 for $623.5 million as part of two $500 million stock repurchase programs: (i) the $500 million stock repurchase program announced in March 2007, which was completed during the third quarter of fiscal 2008, and (ii) the $500 million stock repurchase program announced in June 2007. All of these shares were repurchased in the open market. For all of fiscal 2008, we repurchased a total of 85.9 million shares of our common stock for $2,123.5 million through both the $1.5 billion accelerated stock repurchase program and the two $500 million stock repurchase programs. All shares of common stock that were repurchased had been cancelled as of the end of fiscal 2008.

Dividends

We paid cash dividends of $75.7 million in fiscal 2010, $64.4 million in fiscal 2009 and $50.6 million in fiscal 2008. In June 2010, the Board of Directors declared a cash dividend of $0.08 per outstanding share of common stock, which was paid on July 12, 2010 to shareholders of record as of the close of business on June 21, 2010. On July 12, 2010, in connection with a regularly scheduled meeting, our Board of Directors declared a cash dividend of $0.10 per outstanding share of common stock, which will be paid on October 12, 2010 to shareholders of record at the close of business on September 20, 2010.

Note 14. Share-based Compensation Plans

In September 2009, the shareholders of National approved the 2009 Incentive Award Plan (the 2009 Plan). The 2009 Plan replaces our four former equity compensation plans that provided share-based awards to employees and officers of the company (the 1977 Stock Option Plan, the 2007 Employees Equity Plan (EEP), the 2005 Executive Officer Equity Plan (EOEP) and the Executive Officer Stock Option Plan) and no further awards will be made to employees and officers under those plans. While new options can no longer be granted, there are options that are still outstanding under those plans. The 2009 Plan authorizes 16,000,000 shares of our common stock for issuance to eligible individuals in the form of stock options, restricted stock, restricted stock units, stock appreciation rights, performance awards, dividend equivalents, stock payments, deferred stock, other stock-based awards and performance-based awards. In addition to employees and officers of the company, members of our Board of Directors and consultants to the company are eligible to participate, as determined by the Compensation Committee of the Board of Directors. As of May 30, 2010, up to 13.2 million shares were available for future issuance of all equity awards under the 2009 Plan.

Stock Option Plans

The 2009 Plan provides for the grant of both nonqualified stock options and incentive stock options (as defined in the U.S. tax code). The 2009 Plan provides for the grant of stock options at fair market value on the date of grant. The term and vesting period of the stock options are set by the Compensation Committee of our Board of Directors. To date, options granted under the terms of the 2009 Plan expire no later than six years and one day after the date of grant and vest one-fourth of the total grant one year after grant and the rest in equal monthly installments over the next three years. The terms of stock options granted under the former equity compensation plans were similar to the 2009 Plan.

We have a director stock option plan that was approved by shareholders in fiscal 1998 which authorized the grant of up to 2,000,000 shares of common stock to eligible directors who are not employees of the company. Options were granted automatically upon approval of the plan by shareholders and were granted automatically to eligible directors upon their appointment to the board and subsequent election to the board by shareholders. In connection with the approval of amendments to the director stock plan in fiscal 2006, this plan was frozen and no new options can be granted under the plan. Options issued to directors under this plan vested in full after six months. Under this plan, options to purchase 350,000 shares of common stock with a weighted-average per share exercise price of $14.24 and weighted-average remaining contractual life of 2.3 years were outstanding and exercisable as of May 30, 2010. The aggregate intrinsic value of these fully vested shares was $0.7 million at May 30, 2010.

Under the former EOEP, options to purchase 1,280,000 shares of common stock were granted in fiscal 2010, options to purchase 565,000 shares of common stock were granted in fiscal 2009 and options to purchase 520,000 shares of common stock were granted in fiscal 2008. These shares are included in the amounts presented in the table that summarizes stock option activity. Grants will no longer be made under the EOEP.

As of May 30, 2010, under all equity compensation plans for stock options there were 44.4 million shares reserved for issuance. The following table summarizes the activity of common stock shares related to stock options granted during fiscal 2010, 2009 and 2008 under our equity plans (excluding the director stock option plan under which new options can no longer be granted):

	Number of Shares (In Millions)	Weighted-Average Exercise Price
Outstanding at May 27, 2007	55.2	$18.29
Granted	6.7	$27.26
Exercised	(5.9)	$12.84
Forfeited	(0.7)	$25.03
Expired	(0.8)	$28.06
Outstanding at May 25, 2008	54.5	$19.76
Granted	7.9	$18.35
Exercised	(3.9)	$ 9.82
Forfeited	(2.2)	$23.40
Expired	(2.5)	$23.64
Outstanding at May 31, 2009	53.8	$19.95
Granted	6.4	$13.12
Exercised	(4.4)	$11.42
Forfeited	(13.5)	$23.60
Expired	(11.4)	$26.69
Outstanding at May 30, 2010	30.9	$15.64

Expiration dates for options outstanding at May 30, 2010 range from June 1, 2010 to May 18, 2016.

The total intrinsic value of options exercised was $7.9 million in fiscal 2010, $27.8 million in fiscal 2009 and $79.2 million in fiscal 2008. Total unrecognized compensation cost related to stock option grants as of May 30, 2010 was $21.2 million, which is expected to be recognized over a weighted-average period of 2.6 years.

The following table provides additional information about total options outstanding at May 30, 2010 under the stock option plans (excluding the director stock option plan):

	Number of Shares (In Millions)	Weighted-Average Exercise Price	Aggregate Intrinsic Value (In Millions)	Weighted-Average Remaining Contractual Life (In Years)
Fully vested and expected to vest	30.4	$15.68	$41.7	2.3
Currently exercisable	21.8	$16.13	$33.0	1.4

Stock Purchase Plan

We have an employee stock purchase plan approved by shareholders that authorizes the issuance of up to 16,000,000 shares to eligible employees worldwide. Our stock purchase plan uses a captive broker and we deposit shares purchased by the employee with the captive broker. In addition, for international participants, the National subsidiary that the participant is employed by is responsible for paying to us the difference between the purchase price set by the terms of the plan and the fair market value at the time of the purchase. This plan allows employees to purchase shares of the company's common stock at 85 percent of the lower of the common stock's fair market value at the time of enrollment in one of two six-month purchase periods in a one-year offering period or the end of the purchase period.

Under the terms of our stock purchase plan, we issued 1.8 million shares in fiscal 2010, 2.2 million shares in fiscal 2009 and 1.5 million shares in fiscal 2008 to employees for $19.2 million, $24.0 million and $26.0 million, respectively. As of May 30, 2010 there were 4.8 million shares reserved for future issuance under the stock purchase plan.

Other Forms of Equity Compensation

The 2009 Plan provides for the grant of restricted stock and restricted stock units that are subject to restrictions which may be based exclusively on the passage of time or may also include performance conditions as determined by the Compensation Committee of our Board of Directors. Vesting for both restricted stock and restricted stock units can begin to occur six months after grant and the minimum full vesting period for non-performance contingent restricted shares is three years. The minimum vesting period for any performance contingent restricted shares is one year. Restricted stock and restricted stock units granted under the former EEP and restricted stock plan were also subject to restrictions based exclusively on the passage of time or included performance conditions and have similar vesting requirements. We use restricted stock awards as a retention vehicle for employees with technical skills and expertise that are important to us.

The following table provides a summary of activity during fiscal 2010 for grants of restricted stock not yet vested and restricted stock units under the restricted stock plan, the EEP and the 2009 Plan (excluding units granted with performance based restrictions):

	Number of Shares (In Millions)	Weighted-Average Grant-Date Fair Value
Outstanding at May 27, 2007	0.4	$22.62
Granted/Issued	0.2	$24.04
Vested	(0.1)	$21.73
Forfeited	-	$28.39
Outstanding at May 25, 2008	0.5	$23.21
Granted/Issued	0.8	$11.64
Vested	(0.1)	$19.46
Forfeited	(0.1)	$16.50
Outstanding at May 31, 2009	1.1	$15.59
Granted/Issued	2.1	$13.75
Vested	(0.1)	$24.24
Forfeited	(0.1)	$12.70
Outstanding at May 30, 2010	3.0	$13.96

The total fair value of restricted shares that vested in fiscal 2010, 2009 and 2008 was $2.1 million, $1.6 million and $2.8 million, respectively. Total unrecognized compensation cost related to non-vested restricted stock shares and restricted stock units outstanding as of May 30, 2010 was $26.0 million, which is expected to be recognized over a weighted-average period of 3.0 years.

We have a director stock plan, which has been approved by shareholders, that authorizes the issuance of up to 900,000 shares of common stock to eligible directors who are not employees of the company. The stock is issued automatically to eligible new directors upon their appointment to the board and to all eligible directors on their subsequent election to the board by shareholders. Directors may also elect to take their annual retainer fees for board membership and committee chairmanship in stock under the plan. The shares issued to the directors under the plan are restricted from transfer for between six and thirty-six months. As of May 30, 2010 we had issued 796,047 shares under the director stock plan and had reserved 103,953 shares for future issuances. Total unrecognized compensation cost related to non-vested shares under the director stock plan as of May 30, 2010 was $0.9 million, which is expected to be recognized over a weighted-average period of 2.3 years. We will continue to grant awards to members of our Board of Directors under the existing director stock plan until all remaining authorized shares have been used. At that time, future awards will then be granted under the 2009 Plan.

With respect to performance share units under the EOEP, 259,374 shares were issued upon completion in July 2009 of the third two-year performance period. Targets for a fifth two-year performance period were established in July 2009 and will be measured after the end of fiscal 2011. In addition, targets for a one-year performance period were established, which will be measured after the end of fiscal 2010, but requires a two-year vesting period. In fiscal 2009, no shares were issued upon completion in July 2008 of the second two-year performance period because minimum performance thresholds were not achieved and in fiscal 2008, 1,005,000 shares were issued upon completion in July 2007 of the first performance period. Total unrecognized compensation cost related to unvested performance share units as of May 30, 2010 was $12.4 million, which is expected to be recognized over a weighted-average period of 1.0 years.

After the end of fiscal 2010, the fourth two-year performance period was measured upon its completion and since minimum performance thresholds were not achieved, no shares were issued in July 2010. Under the 2009 Plan, targets for a sixth two-year performance period were established in June 2010 and will be measured after the end of fiscal 2012.

In November 2008, the Compensation Committee of our Board of Directors approved retention arrangements for each of our executive officers that cover the ensuing two-year period and provide each executive officer with a cash award to be paid on or about November 30, 2010. The amount of the cash award is based on the average daily closing price of our common stock for the second fiscal quarter ending November 28, 2010, which amount increases depending on five specified stock price ranges that fall between a minimum and maximum price as set forth under each arrangement. The cash award is considered a share-based payment award and measured at fair value since the award is indexed to the price of our common stock. We measure compensation expense based on the estimated fair value of the cash award at the end of each reporting period and include that amount in share-based compensation expense. To calculate fair value, we use the Monte Carlo valuation method which estimates the probability of the potential payouts. The fair value of the cash award is amortized over the retention period and recognized as a liability reported in accrued expenses in the consolidated balance sheet as of May 30, 2010. Total unrecognized compensation cost related to the executive officer retention awards at May 30, 2010 was $2.9 million, which is expected to be recognized over a weighted-average period of 0.5 years.

Stock Option Exchange Program

We completed a stock option exchange program in November 2009. Like many companies, we had experienced a significant decline in our stock price during calendar 2008 and 2009 as a result of the global financial and economic crisis. Our employees held stock options with exercise prices significantly above the recent trading prices of our common stock. The stock option exchange program offered our employees the opportunity to surrender certain of those outstanding stock options for cancellation in exchange for a number of restricted stock units to be granted under the 2009 Plan having a value roughly equivalent to the value of the options exchanged. Named executive officers and members of our Board of Directors were not eligible to participate in the option exchange program.

Under the exchange program, eligible stock options with an exercise price of $17.00 and above could be exchanged for restricted stock units at an exchange ratio that ranged between 5 to 1 and 10 to 1 depending on the actual exercise prices of the eligible stock options. The exchange ratios for the option exchange were determined using the Black-Scholes option pricing model with a computation of expected volatility based on a combination of historical and implied volatility. We used this model to enable us to calculate exchange ratios that would result in a fair value of the new restricted stock units to be effectively equal to the fair value of the surrendered eligible stock options and as such, incremental compensation expense was immaterial.

Under the exchange program, eligible stock options to purchase an aggregate of 12,830,732 shares held by 1,713 employees were cancelled. Of this amount, eligible options to purchase 11,988,793 shares were cancelled and exchanged for a total of 1,670,944 new restricted stock units on November 16, 2009. The aggregate fair value of the restricted stock units was $22.7 million based on the closing price of our common stock on the exchange date. These restricted stock units will vest ratably each year for four years unless the exchanged stock options were fully vested, in which case they will vest ratably each year for three years. Under the terms of the exchange program, a cash payment was offered for the surrender of eligible stock options for which application of the exchange ratios would result in the issuance of less than 100 restricted stock units. Eligible options to purchase 841,939 shares were cancelled in exchange for an aggregate $1.3 million cash payment made to employees on November 16, 2009. As a result of the cash payments, share-based compensation expense in fiscal 2010 includes an incremental expense of $1.7 million.

Note 15. Commitments and Contingencies

Commitments

We lease certain facilities and equipment under operating lease arrangements. Rental expenses under operating leases were $24.5 million, $29.8 million and $31.9 million in fiscal 2010, 2009 and 2008, respectively.

Future minimum commitments under non-cancelable operating leases are as follows:

	(In Millions)
2011	$15.0
2012	7.8
2013	5.0
2014	3.3
2015	2.4
2016 and thereafter	2.0
Total	$35.5

In October 2009, we entered into a five-year warehouse services agreement with a local supplier in Singapore who will provide warehousing and distribution services for our finished products. Under the terms of the agreement, we are committed to purchase services based on the delivery of a minimum volume of our finished products at specified rates (depending on the volume delivered) as determined in the agreement. The minimum purchases under the agreement are $3.1 million in each of the next 4 years (fiscal 2011 through 2014) and a remaining $1.3 million in fiscal 2015. We purchased $3.9 million of warehouse services under this agreement in fiscal 2010.

We have an agreement with a local energy supplier in Maine to purchase electricity for our manufacturing facility located there. The agreement began in January 2006 and is a five-year term full requirement contract with no minimum purchase commitments. The agreement allows for a fixed purchase price if the annual volume purchased falls within a specified range as determined by the terms of the agreement. In fiscal 2010, 2009 and 2008, we purchased $8.9 million, $8.8 million and $9.7 million, respectively, for electricity usage under this agreement. We also had an agreement with a local energy supplier in Texas to purchase electricity for our manufacturing facility located there. The agreement was a three-year bulk contract where service began in June 2006. However, the agreement was terminated prior to its expiration since our level of future electricity usage was expected to be significantly reduced due to the action announced in January 2008 to modernize our facilities and rationalize the capacity in our manufacturing plants. We paid a $1.0 million penalty fee and entered into a separate agreement with the same supplier for the purchase of electricity for the remainder of the service period provided under the former agreement. The new agreement, which expired at the end of fiscal 2009, required us to purchase a minimum level of electricity at a specified price as determined by the terms of the agreement. Under that agreement, we purchased a total of $6.0 million for electricity usage in fiscal 2009 and a total of $5.5 million for electricity usage under both agreements in fiscal 2008.

We have an agreement with a supplier in Malacca, Malaysia to purchase industrial gases for our manufacturing facility located there. The agreement began in May 2007 and runs through May 2022. Under the terms of the agreement we can purchase up to a certain monthly volume of gas products based on specified prices as determined by the terms of the agreement. The agreement permits the review of these prices every five years if such prices vary by more or less than 10 percent of fair market value. Minimum purchases under the agreement are $506 thousand in each of the next 5 years (fiscal 2011 through 2015) and a remaining $3.5 million in fiscal 2016 and thereafter. We purchased $1.0 million of gas products under this agreement in both fiscal 2010 and 2009. In fiscal 2008, we purchased $0.9 million of gas product.

We are party to a master operating lease agreement for capital equipment under which individual operating lease agreements are executed as the delivery and acceptance of scheduled equipment occurs. The required future minimum lease payments under these operating leases are included in the table above. These individual operating lease agreements under the master lease provide for guarantees of the equipment's residual value at the end of their lease terms for up to a maximum of $4.1 million. At May 30, 2010, the fair value of the lease guarantees was $0.1 million and is included in other non-current liabilities.

Contingencies – Legal Proceedings

Environmental Matters

We have been named to the National Priorities List for our Santa Clara, California, site and we have completed a remedial investigation/feasibility study with the Regional Water Quality Control Board (RWQCB), acting as an agent for the EPA. We have agreed in principle with the RWQCB on a site remediation plan and we are conducting remediation and cleanup efforts at the site. In addition to the Santa Clara site, we have been designated from time to time as a potentially responsible party (PRP) by international, federal and state agencies for certain environmental sites with which we may have had direct or indirect involvement. These designations are made regardless of the extent of our involvement. These claims are in various stages of administrative or judicial proceedings and include demands for recovery of past governmental costs and for future investigations and remedial actions. In many cases, the dollar amounts of the claims have not been specified, and, claims have been asserted against a number of other entities for the same cost recovery or other relief as is sought from us. We accrue costs associated with environmental matters when they become probable and can be reasonably estimated. The amount of all environmental charges to earnings, including charges for the Santa Clara site remediation, (excluding potential reimbursements from insurance coverage), were not material during fiscal 2010, 2009 and 2008.

We have also retained responsibility for environmental matters connected with businesses we sold in fiscal 1996 and 1997. To date, the costs associated with the liabilities we have retained in these dispositions have not been material and there have been no related legal proceedings.

Tax Matters

Our federal tax returns for fiscal 2007 through 2009 are currently under examination by the IRS. In addition, the IRS will audit our amended federal tax returns for fiscal 2005 and 2006. Several U.S. state taxing jurisdictions are examining our state tax returns for fiscal 2001 through 2005. During fiscal 2010, the state of California closed its audits of fiscal years up through fiscal 2000, which resulted in an immaterial adjustment. Internationally, tax authorities from several foreign jurisdictions are also examining our tax returns. We believe we have made adequate tax payments and/or accrued adequate amounts of reserves such that the outcomes of these audits will have no material adverse effects on our financial statements.

Other Matters

In May 2008, eTool Development, Inc. and eTool Patent Holdings Corporation (collectively eTool) brought suit in the U.S. District Court for the Eastern District of Texas alleging that our WEBENCH® online design tools infringe an eTool patent and seeking an injunction and unspecified amounts of monetary damages (trebled because of the alleged willful infringement), attorneys' fees and costs. In December 2008, eTool amended the complaint and counterclaims to include our SOLUTIONS online tool in its allegations of infringement of the eTool patent. We filed an answer to the amended complaint and counterclaims for declaratory judgment of non-infringement and invalidity of the patent. On February 27, 2009, the Court held a scheduling conference setting a claim construction hearing for August 2011 and a jury trial for January 2012. eTool served its infringement contentions in March 2009 and we served our invalidity contentions in May 2009. Both parties exchanged initial disclosures on May 29, 2009. The discovery phase of the case is now open and ongoing. In February 2010, we filed our *inter partes* reexamination petition with the United States Patent and Trademark Office (PTO), seeking a determination that the '919 patent is invalid. On March 15, 2010, the PTO issued a communication granting our *inter partes* reexamination petition. The *inter partes* proceeding is ongoing. On June 8, 2010, eTool filed its second amended complaint removing the infringement allegations against our SOLUTIONS online tool. We answered eTool's second amended complaint on June 25, 2010. We intend to contest the case through all available means.

We are currently a party to various claims and legal proceedings, including those noted above. We make provisions for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We believe we have made adequate provisions for potential liability in litigation matters. We review these provisions at least quarterly and adjust these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on the information that is currently available to us, we believe that the ultimate outcome of litigation matters, individually and in the aggregate, will not have a material adverse effect on our results of operations or financial position. However, litigation is inherently unpredictable. If an unfavorable ruling or outcome were to occur, there is a possibility of a material adverse effect on results of operations or our financial position.

Contingencies – Other

In connection with our past divestitures, we have routinely provided indemnities to cover the indemnified party for matters such as environmental, tax, product and employee liabilities. We also routinely include intellectual property indemnification provisions in our terms of sale, development agreements and technology licenses with third parties. Since maximum obligations are not explicitly stated in these indemnification provisions, the potential amount of future maximum payments cannot be reasonably estimated. To date we have incurred minimal losses associated with these indemnification obligations and as a result, we have not recorded any liabilities in our consolidated financial statements.

Note 16. Segment and Geographic Information

We design, develop, manufacture and market a wide range of semiconductor products, most of which are analog and mixed-signal integrated circuits. We are organized by various product line business units. For segment reporting purposes, each of our product line business units represents an operating segment as defined under ASC Topic 280, "Segment Reporting," and our Chief Executive Officer is considered the chief operating decision-maker. Business units that have similarities, including economic characteristics, underlying technology, markets and customers, are aggregated into larger segments. For fiscal 2010, our Analog segment, which accounted for 94 percent of net sales, is the only operating segment that meets the criteria of a reportable segment. Operating segments that do not meet the criteria of a reportable segment are combined under "All Others."

Product line business units that make up the Analog segment include high speed products, precision signal path, and power management which includes three different business units (infrastructure power, mobile devices power and performance power products). These business units represent the core analog focus and receive the majority of our research and development investment funds. The Analog segment is focused on utilizing our analog and mixed-signal design expertise to develop high-performance building blocks and integrated solutions aimed at end markets, such as wireless handsets (including smart phones) and other portable devices, and at applications for broader markets, such as industrial and medical, automotive, network infrastructure and photovoltaic systems.

Aside from these operating segments, our corporate structure in fiscal 2010, 2009 and 2008 also included the centralized Worldwide Marketing and Sales Group, the Key Market Segments Group, the Technology Development Group, the Manufacturing Operations Group, and the Corporate Group. Certain expenses of these groups are allocated to the operating segments and are included in their segment operating results.

With the exception of the allocation of certain expenses, the significant accounting policies and practices used to prepare the consolidated financial statements as described in Note 1 to the Consolidated Financial Statements are generally followed in measuring the sales, segment income or loss and determination of assets for each reportable segment. We allocate certain expenses associated with centralized manufacturing, selling, marketing and general administration to operating segments based on either the percentage of net trade sales for each operating segment to total net trade sales or headcount, as appropriate. Certain R&D expenses primarily associated with centralized activities such as process development are allocated to operating segments based on the percentage of dedicated R&D expenses for each operating segment to total dedicated R&D expenses.

The following table presents specified amounts included in the measure of segment operating results or the determination of segment assets:

(In Millions)	Analog Segment	All Others	Total
2010			
Net sales to external customers	$1,329.1	$ 90.3	$1,419.4
Income (loss) before income taxes	$ 321.9	$ (53.3)	$ 268.6
Depreciation and amortization	$ 4.9	$ 89.6	$ 94.5
Share-based compensation expense	$ 19.0	$ 54.8	$ 73.8
Interest income	$ -	$ 1.8	$ 1.8
Interest expense	$ -	$ 60.3	$ 60.3
Loss on extinguishment of debt	$ -	$ 2.1	$ 2.1
Net loss on derivative instrument in fair value hedge	$ -	$ 2.2	$ 2.2
Total assets	$ 177.7	$2,097.1	$2,274.8
2009			
Net sales to external customers	$1,334.9	$ 125.5	$1,460.4
Income (loss) before income taxes	$ 247.0	$ (133.4)	$ 113.6
Depreciation and amortization	$ 6.0	$ 113.8	$ 119.8
Share-based compensation expense	$ 23.5	$ 47.4	$ 70.9
Interest income	$ -	$ 10.4	$ 10.4
Interest expense	$ -	$ 72.7	$ 72.7
In-process research and development charge	$ 2.9	$ -	$ 2.9
Total assets	$ 187.5	$1,775.8	$1,963.3
2008			
Net sales to external customers	$1,695.9	$ 190.0	$1,885.9
Income before income taxes	$ 450.9	$ 0.3	$ 451.2
Depreciation and amortization	$ 7.1	$ 125.6	$ 132.7
Share-based compensation expense	$ 26.5	$ 63.2	$ 89.7
Interest income	$ -	$ 33.8	$ 33.8
Interest expense	$ -	$ 85.5	$ 85.5
Gain on sale of manufacturing plant assets	$ -	$ 3.1	$ 3.1
Litigation settlement	$ -	$ 3.3	$ 3.3
Total assets	$ 197.1	$1,952.0	$2,149.1

The information in the table above for fiscal 2009 and 2008 has been reclassified to present segment information based on the structure of our operating segments in fiscal 2010. Sales for the category "All Others," includes sales from non-analog business units that are no longer a part of our core focus, as well as some sales generated from foundry and contract service arrangements.

Total assets for the Analog segment consist only of those assets that are specifically dedicated to an operating segment and include inventories, equipment, equity investments, goodwill and amortizable intangibles assets. Depreciation and amortization presented for each segment include only such charges on dedicated segment assets. Similarly, share-based compensation expense presented for each segment includes only such charges related to employees who directly support the operating segments. The measurement of segment profit and loss includes an allocation of depreciation expense for shared manufacturing facilities and share-based compensation expense associated with direct labor contained in the standard cost of product for each segment.

Our revenues from external customers are derived from the sales of semiconductor product and engineering-related services. For fiscal 2010, 2009 and 2008, sales from engineering-related services were immaterial and are included with semiconductor product sales. Our semiconductor product sales consist of integrated circuit components and are considered a group of similar products.

Net sales to major customers as a percentage of total net sales were as follows:

	2010	2009	2008
Distributor:			
Avnet	17%	15%	15%
Arrow	15%	13%	12%
OEM:			
Nokia	*	*	11%

* less than 10%

Sales to the distributors included above are mostly for our Analog segment products, but also include some sales for our other operating segment products. Sales to Nokia are primarily for our Analog segment products.

We operate our marketing and sales activities in four main geographic regions that include the Americas, Asia Pacific, Europe and Japan. Total sales by geographical area include sales to unaffiliated customers and inter-geographic transfers, which are based on standard cost. To control costs, a substantial portion of our products are transported between the Americas, Asia Pacific region and Europe while in the process of being manufactured and sold. In the information presented below, we have excluded these inter-geographic transfers.

The following tables provide geographic sales and asset information by major countries within the main geographic areas:

(In Millions)	2010	2009	2008
Net sales:			
United States	$ 334.9	$ 341.1	$ 385.5
Foreign locations:			
People's Republic of China	450.5	462.3	573.8
Singapore	192.7	231.5	309.9
Japan	124.0	115.4	200.6
Germany	317.3	310.1	204.4
United Kingdom[1]	-	-	211.7
	1,084.5	1,119.3	1,500.4
Total net sales	$1,419.4	$1,460.4	$1,885.9
Long-lived assets:			
United States	$ 244.1	$ 294.1	$ 358.2
Foreign locations:			
Malaysia	66.3	69.9	93.8
United Kingdom	77.0	72.9	72.1
Rest of World	2.7	24.9	33.2
	146.0	167.7	199.1
Total long-lived assets	$ 390.1	$ 461.8	$ 557.3

(1) Beginning in fiscal 2009, we no longer report sales in the United Kingdom since our European sales operations were consolidated and are now in Munich, Germany.

Note 17. Financial Information by Quarter (Unaudited)

The following table presents the **unaudited** quarterly information for fiscal 2010 and 2009:

(In Millions, Except Per Share Amounts)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2010				
Net sales	$398.5	$361.9	$344.6	$314.4
Gross margin	$274.3	$243.7	$225.0	$192.2
Net income	$ 79.2	$ 53.2	$ 47.0	$ 29.8
Earnings per share:				
Net income:				
Basic	$ 0.33	$ 0.22	$ 0.20	$ 0.13
Diluted	$ 0.33	$ 0.22	$ 0.20	$ 0.13
Weighted-average common and potential common shares outstanding:				
Basic	238.0	237.3	236.6	233.6
Diluted	243.6	242.5	241.0	237.9
Common stock price – high	$16.00	$15.70	$16.20	$15.85
Common stock price – low	$13.12	$13.14	$12.52	$11.60
2009				
Net sales	$280.8	$292.4	$421.6	$465.6
Gross margin	$163.6	$168.1	$277.4	$307.2
Net (loss) income	$ (63.7)	$ 21.1	$ 36.3	$ 79.6
Earnings (loss) per share:				
Net (loss) income:				
Basic	$ (0.28)	$ 0.09	$ 0.16	$ 0.35
Diluted	$ (0.28)	$ 0.09	$ 0.16	$ 0.33
Weighted-average common and potential common shares outstanding:				
Basic	230.1	228.4	228.0	229.8
Diluted	230.1	231.3	234.0	241.3
Common stock price – high	$14.00	$12.17	$22.51	$24.75
Common stock price – low	$ 9.31	$ 9.06	$ 9.02	$19.48

Our common stock is traded on the New York Stock Exchange. The quoted market prices are as reported on the New York Stock Exchange Composite Tape. At May 30, 2010, there were approximately 4,800 record holders of common stock. The graph showing the performance of our stock over the last five years can be found in Item 5 of this Form 10-K.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
National Semiconductor Corporation:

We have audited the accompanying consolidated balance sheets of National Semiconductor Corporation and subsidiaries (the Company) as of May 30, 2010 and May 31, 2009, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three year period ended May 30, 2010. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule included in Item 15(a)2. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Semiconductor Corporation and subsidiaries as of May 30, 2010 and May 31, 2009, and the results of their operations and their cash flows for each of the years in the three year period ended May 30, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 2 to the consolidated financial statements, the Company has changed its method of accounting for the valuation of financial assets and liabilities at the beginning of fiscal year 2009 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, and, as discussed in note 12 to the consolidated financial statements, the Company has changed its method of accounting for the measurement date of its defined benefit pension plans in fiscal year 2009 due to the adoption of ASC Topic 715, *Compensation – Retirement Benefits*. Also, as discussed in note 11 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions at the beginning of fiscal year 2008 as a result of the adoption of ASC Topic 740, *Income Taxes*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of May 30, 2010, based on criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 20, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Mountain View, California
July 20, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
National Semiconductor Corporation:

We have audited National Semiconductor Corporation and subsidiaries' (the Company) internal control over financial reporting as of May 30, 2010, based on criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National Semiconductor Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 30, 2010, based on criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Semiconductor Corporation and subsidiaries as of May 30, 2010 and May 31, 2009, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three year period ended May 30, 2010, and the related financial statement schedule, and our report dated July 20, 2010 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ KPMG LLP

Mountain View, California
July 20, 2010

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are intended to ensure that the information required to be disclosed in our Exchange Act filings is properly and timely recorded, processed, summarized and reported. In designing and evaluating our disclosure controls and procedures, we recognize that management necessarily is required to apply its judgment in evaluating controls and procedures. Since we have investments in certain unconsolidated entities which we do not control or manage, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain for our consolidated subsidiaries.

We have a disclosure controls committee comprised of key individuals from a variety of disciplines in the company that are involved in the disclosure and reporting process. The committee meets regularly to ensure the timeliness, accuracy and completeness of the information required to be disclosed in our filings containing financial statements. As required by SEC Rule 13a-15(b), the committee reviewed this Form 10-K and also met with the Chief Executive Officer and the Chief Financial Officer to review this Form 10-K and the required disclosures and the effectiveness of the design and operation of our disclosure controls and procedures. The committee performed an evaluation, under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this report. Based on that evaluation and their supervision of and participation in the process, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management assessed our internal control over financial reporting as of May 30, 2010, the end of our 2010 fiscal year. Management conducted its evaluation of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed by our internal audit and finance personnel.

Based on our assessment, our management has concluded that our internal control over financial reporting was effective as of the end of our 2010 fiscal year. We reviewed the results of this assessment with the audit committee of our board of directors.

Our independent registered public accounting firm, KPMG LLP, independently assessed the effectiveness of our internal control over financial reporting. KPMG has issued an unqualified attestation report, which is included under Item 8 of this Form 10-K as a separate Report of Independent Registered Public Accounting Firm.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Further, because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree on compliance with policies or procedures.

Changes in Internal Controls

As part of our efforts to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we conduct a continual review of our internal control over financial reporting. The review is an ongoing process and it is possible that we may institute additional or new internal controls over financial reporting as a result of the review. During the fourth quarter of fiscal 2010, we did not make any changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following information appearing in our Proxy Statement for the 2010 annual meeting of shareholders to be held on or about September 24, 2010 and which will be filed in definitive form pursuant to Regulation 14A on or about August 11, 2010 (the "2010 Proxy Statement"), is incorporated herein by reference:

- information concerning our directors appearing in the section on the proposal relating to election of directors;
- information appearing under the subcaptions "Audit Committee," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Code of Business Conduct and Ethics" appearing in the section titled "Corporate Governance, Board Meetings and Committees."

Information concerning our executive officers is set forth in Part I of this Form 10-K under the caption "Executive Officers of the Registrant."

ITEM 11. EXECUTIVE COMPENSATION

The information appearing in (i) the section titled "Executive Compensation" (including all related subcaptions thereof), (ii) under the subcaptions "Director Compensation" and "Compensation Committee Interlocks and Insider Participation" in the section titled "Corporate Governance, Board Meetings and Committees," and (iii) in the section titled "Compensation Committee Report" in the 2010 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information concerning the only known ownership of more than 5 percent of our outstanding common stock appearing in the section titled "Security Ownership of Certain Beneficial Owners" in the 2010 Proxy Statement is incorporated herein by reference. The information concerning the ownership of our equity securities by directors, certain executive officers and directors and officers as a group appearing under the caption "Security Ownership of Management" in the 2010 Proxy Statement is incorporated herein by reference.

Equity Compensation Plans

The following table summarizes share and exercise price information about our equity compensation plans as of May 30, 2010.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:				
2009 Incentive Award Plan:				
Options	743,000		$14.56	
Restricted Stock	2,043,430		-	
		2,786,430		13,203,570
Stock Option Plan		1,839,300	$15.09	-
Executive Officer Stock Option Plan		7,408,000	$14.11	-
Director Stock Option Plan		350,000	$14.24	-
2007 Employees Equity Plan:				
Options		8,029,841	$14.60	
Restricted Stock Units:				
Time-based RSU	641,750			
Performance-based RSU	15,000			
		656,750	-	-
Employee Stock Purchase Plan			-	4,769,882
Director Stock Plan			-	103,953
2005 Executive Officer Equity Plan:				
Options		1,894,000	$15.90	-
Performance Share Units at Target		1,670,000	-	-
Equity compensation plans not approved by security holders:				
1997 Employees Stock Option Plan		10,955,328	$17.59	-
Total		35,589,649		18,077,405

Information about our Equity Compensation Plans not Approved by Stockholders

The 1997 Employees Stock Option Plan provided for the grant of non-qualified stock options to employees who are not executive officers of the company. Options were granted at the closing market price on the date of grant and can expire up to a maximum of six years and one day after grant or three months after termination of employment (up to five years after termination due to death, disability or retirement), whichever occurs first. Options can begin to vest after six months; all options granted in the last three fiscal years begin to vest after one year, with vesting completed on a monthly basis ratably over the next three years. The plan was terminated in September 2007 and no further options can be granted thereunder.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing under the subcaptions "Certain Relationships and Related Party Transactions" and "Director Independence" in the section titled "Corporate Governance, Board Meetings and Committees" in the 2010 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information presented in the section on the proposal relating to ratification of the appointment of the independent auditor, including the information concerning fees paid to KPMG LLP, appearing in the 2010 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements	Pages in this document
National Semiconductor Corporation and Subsidiaries For each of the years in the three-year period ended May 30, 2010 – refer to Index in Item 8	51-105
(a) 2. Financial Statement Schedules	
Schedule II – Valuation and Qualifying Accounts	112

All other schedules are omitted since the required information is inapplicable or the information is presented in the Consolidated Financial Statements or notes thereto.

(a) 3. Exhibits

The exhibits listed in the accompanying Index to Exhibits on page 115 to 118 of this report are filed as part of, or incorporated by reference into, this report.

NATIONAL SEMICONDUCTOR CORPORATION

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(In Millions)

Deducted from Receivables
in the Consolidated Balance Sheets

Description	Doubtful Accounts	Returns	Allowances	Total
Balance at May 27, 2007	$ 1.2	$ 2.8	$ 28.4	$ 32.4
Additions charged against revenue	-	2.4	191.8	194.2
Additions charged against cost and expenses	0.1	-	-	0.1
Deductions	-	(3.1)	(198.2)	(201.3)
Balance at May 25, 2008	1.3	2.1	22.0	25.4
Additions charged against revenue	-	5.8	185.4	191.2
Additions charged against cost and expenses	-	-	-	-
Deductions	(0.2)[1]	(3.5)	(194.2)	(197.9)
Balance at May 31, 2009	1.1	4.4	13.2	18.7
Additions charged against revenue	-	2.2	230.1	232.3
Deductions	(0.7)[1]	(3.9)	(216.4)	(221.0)
Balance at May 30, 2010	$ 0.4	$ 2.7	$ 26.9	$ 30.0

(1) Doubtful accounts written off, less recoveries.

Our customers do not have contractual rights to return product to us except under customary warranty provisions. The majority of returns and allowances are related to the price adjustment programs we have with distributors, none of which involve return of product. As discussed in Note 1 to the Consolidated Financial Statements, we have agreements with our distributors that cover various programs, including pricing adjustments based on resale pricing and volume, price protection for inventory and scrap allowances. The revenue we record for these distribution sales is net of estimated provisions for these programs. Our estimates are based upon historical experience rates by geography and product family, inventory levels in the distribution channel, current economic trends, and other related factors. Our history of actual credits granted in connection with the allowance programs has been consistent with the reserves we have recorded.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL SEMICONDUCTOR CORPORATION

Date: July 20, 2010

/S/ DONALD MACLEOD
Donald Macleod
Chairman, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities stated and on the 20th day of July 2010.

Signature	Title
/S/ DONALD MACLEOD Donald Macleod	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/S/ LEWIS CHEW Lewis Chew	Senior Vice President, Finance and Chief Financial Officer (Principal Financial Officer)
/S/ JAMIE E. SAMATH Jamie E. Samath	Vice President and Corporate Controller (Principal Accounting Officer)
/S/ WILLIAM J. AMELIO * William J. Amelio	Director
/S/ STEVEN R. APPLETON * Steven R. Appleton	Director
/S/ GARY P. ARNOLD * Gary P. Arnold	Director
/S/ RICHARD J. DANZIG * Richard J. Danzig	Director
/S/ JOHN T. DICKSON * John T. Dickson	Director
/S/ ROBERT J. FRANKENBERG * Robert J. Frankenberg	Director
/S/ MODESTO A. MAIDIQUE * Modesto A. Maidique	Director
/S/ EDWARD R. McCRACKEN * Edward R. McCracken	Director
/S/ RODERICK C. McGEARY * Roderick C. McGeary	Director
/S/ WILLIAM E. MITCHELL * William E. Mitchell	Director

*By \s\ LEWIS CHEW
Lewis Chew, Attorney-in-Fact

Consent of Independent Registered Public Accounting Firm

The Board of Directors
National Semiconductor Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-165803) on Form S-3 and (Nos. 33-48943, 33-54931, 33-55715, 33-61377, 333-09957, 333-26625, 333-36733, 333-48424, 333-63614, 333-77195, 333-109348, 333-119963, 333-122652, 333-129585, 333-146600, and 333-162367) on Form S-8 of National Semiconductor Corporation of our reports dated July 20, 2010, with respect to the consolidated balance sheets of National Semiconductor Corporation and subsidiaries (the Company) as of May 30, 2010 and May 31, 2009, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended May 30, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of May 30, 2010, which reports appear in the 2010 Annual Report on Form 10-K of National Semiconductor Corporation.

Our report on the consolidated financial statements refers to the change in the Company's method of accounting for the valuation of financial assets and liabilities at the beginning of fiscal year 2009 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, and to the change in the Company's method of accounting for the measurement date of its defined benefit pension plans in fiscal year 2009 due to the adoption of ASC Topic 715, *Compensation – Retirement Benefits*. Our report on the consolidated financial statements also refers to the change in the Company's method of accounting for uncertain tax positions at the beginning of fiscal year 2008 as a result of the adoption of ASC Topic 740, *Income Taxes*.

/s/ KPMG LLP

Mountain View, California
July 20, 2010

INDEX TO EXHIBITS

The following documents are filed as, or hereby incorporated by reference, into this report:

3.1 Second Restated Certificate of Incorporation of National Semiconductor Corporation, as amended (incorporated by reference from the Exhibits to our Registration Statement on Form S-3, Registration No. 33-52775, which became effective March 22, 1994); Certificate of Amendment of Certificate of Incorporation dated September 30, 1994 (incorporated by reference from the Exhibits to our Registration Statement on Form S-8, Registration No. 333-09957, which became effective August 12, 1996); Certificate of Amendment of Certificate of Incorporation dated September 22, 2000 (incorporated by reference from the Exhibits to our Registration Statement on Form S-8, Registration No. 333-48424, which became effective October 23, 2000).

3.2 By-Laws of National Semiconductor Corporation, as amended and restated effective January 28, 2009 (incorporated by reference from the Exhibits to our Form 8-K, SEC File No. 001-06453, filed January 29, 2009).

4.1 Form of Common Stock Certificate (incorporated by reference from the Exhibits to our Registration Statement on Form S-3 Registration No. 33-48935, which became effective October 5, 1992).

4.2 Indenture, dated as of June 18, 2007, by and between National Semiconductor Corporation and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference from the Exhibits to our Registration Statement on Form S-3, Registration No. 333-165803, filed on March 31, 2010).

4.3 Supplemental Indenture for 6.150% Senior Notes due 2012 (incorporated by reference from the Exhibits to our Form 8-K dated June 13, 2007, SEC File No. 001-06453, filed June 18, 2007); form of Global Note for 6.150% Senior Notes due 2012 (incorporated by reference from the Exhibits to our Form 8-K dated June 13, 2007, SEC File No. 001-06453, filed June 18, 2007).

4.4 Supplemental Indenture for 6.60% Senior Notes due 2017 (incorporated by reference from the Exhibits to our Form 8-K dated June 13, 2007, SEC File No. 001-06453, filed June 18, 2007); form of Global Note for 6.600% Senior Notes due 2017 (incorporated by reference from the Exhibits to our Form 8-K dated June 13, 2007, SEC File No. 001-06453, filed June 18, 2007).

4.5 Supplemental Indenture for 3.950% Senior Notes due 2015 (incorporated by reference from the Exhibits to our Form 8-K, SEC File No. 001-06453, filed April 6, 2010); form of Global Note for 3.950% Senior Notes due 2015 (incorporated by reference from the Exhibits to our Form 8-K, SEC File No. 001-06453, filed April 6, 2010).

10.1* Fiscal 2009 Incentive Retention Program (incorporated by reference from our Current Report on Form 8-K, SEC File No. 001-06453, filed on November 26, 2008).

10.2* Stock Option Plan, as amended effective February 26, 2007; form of stock option agreement used for options granted under the Stock Option Plan (both incorporated by reference from the Exhibits to our Form 10-Q for the quarter ended February 25, 2007, SEC File No. 001-06453, filed April 5, 2007).

10.3* Executive Officer Stock Option Plan, as amended effective February 26, 2007; form of stock option agreement used for options granted under the Executive Officer Stock Option Plan (both incorporated by reference from the Exhibits to our Form 10-Q for the quarter ended February 25, 2007, SEC File No. 001-06453, filed April 5, 2007).

10.4* Director Stock Plan as amended and restated effective August 13, 2005 (incorporated by reference from the Exhibits to our Registration Statement on Form S-8, Registration No. 333-129585, filed November 9, 2005).

10.5* Director Stock Option Plan (incorporated by reference from the Exhibits to our Form 10-K for the fiscal year ended May 29, 2005, SEC File No. 001-06453, filed August 9, 2005); form of stock option agreement used for options granted under the Director Stock Option Plan (incorporated by reference from the Exhibits to our Form 10-Q for the quarter ended November 28, 2004, SEC File No. 001-06453, filed January 6, 2005).

10.6* Board Retirement Policy (incorporated by reference from the Exhibits to our Form 10-K for the fiscal year ended May 29, 2005, SEC File No. 001-06453, filed August 9, 2005).

10.7* Preferred Life Insurance Program (incorporated by reference from the Exhibits to our Form 10-K for the fiscal year ended May 29, 2005, SEC File No. 001-06453, filed August 9, 2005).

10.8* Retired Officers and Directors Health Plan (incorporated by reference from the Exhibits to our Form 10-K for the fiscal year ended May 28, 2006, SEC File No. 001-06453, filed July 27, 2006).

10.9* Executive Staff Long Term Disability Plan as amended January 1, 2002 as restated July 2002 (incorporated by reference from the Exhibits to our Form 10-Q for the quarter ended November 24, 2002, SEC File No. 001-06453, filed January 6, 2003).

10.10* Form of Change of Control Employment Agreement entered into with certain executive officers of National Semiconductor Corporation (incorporated by reference from the Exhibits to our Form 10-Q for the quarter ended November 25, 2007, SEC File No. 001-06453, filed January 4, 2008); form of Amended and Restated Change of Control Employment Agreement entered into with certain executive officers of National Semiconductor Corporation (incorporated by reference from the Exhibits to our Form 10-K for the fiscal year ended May 25, 2008, SEC File No. 001-06453, filed July 23, 2008).

10.11* National Semiconductor Deferred Compensation Plan as amended and restated effective as of January 1, 2008 (incorporated by reference from the Exhibits to our Form 10-Q for the quarter ended November 25, 2007, SEC File No. 001-06453, filed January 4, 2008).

10.12* Restricted Stock Plan as amended effective July 18, 2007 (incorporated by reference from the Exhibits to our Form 10-K for the fiscal year ended May 27, 2007, SEC File No. 001-06453, filed July 26, 2007); form of agreements used for grants of restricted stock, restricted stock units and performance based restricted stock units under the Restricted Stock Plan (incorporated by reference from the Exhibits to our Form 8-K dated July 18, 2006, SEC File No. 001-06453, filed July 20, 2006).

10.13* 1997 Employees Stock Option Plan, as amended effective February 26, 2007; form of stock option agreement used for options granted under the 1997 Employees Stock Option plan (both incorporated by reference from the Exhibits to our Form 10-Q for the quarter ended February 25, 2007, SEC File No. 001-06453, filed April 5, 2007).

10.14* Retirement and Savings Program (incorporated by reference from the Exhibits to our Form 10-K for the year ended May 26, 2002, SEC File No. 001-06453, filed August 16, 2002); Amendments One to Seven to Retirement and Savings Program (incorporated by reference from the Exhibits to our Form 10-K for the fiscal year ended May 30, 2004, SEC File No. 001-06453, filed August 11, 2004); Amendment Eight to Retirement and Savings Program (incorporated by reference from the Exhibits to our Form 8-K dated September 22, 2005, SEC File No. 001-06453, filed September 22, 2005).

10.15* Executive Physical Exam Plan effective January 1, 2003 (incorporated by reference from the Exhibits to our Form 10-Q for the quarter ended November 24, 2002, SEC File No. 001-06453, filed January 6, 2003).

10.16* Executive Preventive Health Program, January 2003 (incorporated by reference from the Exhibits to our Form 10-Q for the quarter ended February 23, 2003, SEC File No. 001-06453, filed April 2, 2003).

10.17* 2005 Executive Officer Equity Plan as amended effective September 28, 2007 (incorporated by reference from the Exhibits to our Registration Statement on Form S-8, Registration No. 333-122652, filed October 10, 2007); form of option grant agreement under 2005 Executive Officer Equity Plan and form of performance share unit award agreement under 2005 Executive Officer Equity Plan (both incorporated by reference from the Exhibits to our amended Form 8-K, SEC File No. 001-06453, filed October 2, 2007).

10.18* Director Compensation Arrangements (incorporated by reference from the Exhibits to our Form 8-K, SEC File No. 001-06453, filed September 30, 2005).

10.19* Executive Financial Counseling Plan (incorporated by reference from the Exhibits to our Form 10-K for the fiscal year ended May 29, 2005, SEC File No. 001-06453, filed August 9, 2005).

10.20* Corporate Aircraft Time Share Policy as amended effective May 26, 2008 (incorporated by reference from the Exhibits to our Form 10-K for the fiscal year ended May 25, 2008, SEC File No. 001-06453, filed July 23, 2008).

10.21* National Semiconductor Corporation Executive Officer Incentive Plan, as amended effective July 15, 2009 (incorporated by reference from Appendix A to our Definitive Proxy Statement on Schedule 14A, SEC File No. 001-06453, filed August 11, 2009).

10.22* National Semiconductor Corporation 2009 Incentive Award Plan, as adopted by the Board of Directors on July 15, 2009 and approved by the stockholders on September 25, 2009 (incorporated by reference from the Exhibit to our Form 8-K, SEC File No. 001-06453, filed October 1, 2009).

10.23* Retirement and Consulting Agreement, dated as of October 21, 2009, by and between Brian L. Halla and National Semiconductor Corporation (incorporated by reference from the Exhibits to our Form 8-K, SEC File No. 001-06453, filed October 26, 2009).

10.24 Eleventh Amendment to Credit Agreement (Multicurrency) dated as of October 26, 2009 by and between National Semiconductor Corporation and Bank of America, N.A.

10.25 Credit Agreement (Multicurrency) dated October 30, 2000 between National Semiconductor Corporation and Bank of America, N.A.

21.1 List of Subsidiaries and Affiliates.

23.1 Consent of Independent Registered Public Accounting Firm (included in Part IV).

24.1 Power of Attorney.

31.1 Rule 13a-14 (a) /15d-14 (a) Certifications.

32.1 Section 1350 Certifications.

---

* Management contract or compensatory plan or arrangement.

Exhibit 21.1

NATIONAL SEMICONDUCTOR CORPORATION
SUBSIDIARIES AND AFFILIATES OF THE REGISTRANT

The following table shows certain information with respect to our active subsidiaries and affiliates as of May 30, 2010, all of which are included in our consolidated financial statements.

SUBSIDIARIES AND AFFILIATES OF NATIONAL SEMICONDUCTOR CORPORATION

Name	State or Other Jurisdiction of Incorporation	Other Country In Which Subsidiary is Registered	Percent of Voting Securities Owned by National
ActSolar, Inc.	Delaware		100%
Algorex Inc.	California		100%
Energy Recommerce, Inc.	California		100%
innoCOMM Wireless	California		100%
Mediamatics, Inc.	California		100%
National Semiconductor International, Inc.	Delaware		100%
National Semiconductor (Maine), Inc.	Delaware		100%
National Semiconductor Malaysia LLC	Delaware		100%
ASIC II Limited	Hawaii		100%
National Semiconductor Estonia Ou	Estonia		100%
National Semiconductor Finland Oy	Finland		100%
National Semiconductor France S.A.R.L.	France		100%
National Semiconductor GmbH	Germany		100%
National Semiconductor Germany AG	Germany		100%
Solar Magic GmbH	Germany		100%
National Semiconductor (I.C.) Ltd.	Israel		100%
National Semiconductor S.r.l.	Italy		100%
National Semiconductor Aktiebolag	Sweden		100%
National Semiconductor Sweden Aktiebolag	Sweden		100%
National Semiconductor (U.K.) Holdings Ltd.	Great Britain		100%
National Semiconductor (U.K.) Pension Trust Company Ltd.	Great Britain		100%
National Semiconductor Benelux B.V.	Netherlands		100%
National Semiconductor B.V.	Netherlands		100%
National Semiconductor International B.V.	Netherlands		100%
Natsem India Designs Pvt. Ltd.	India		100%
National Semiconductor Hong Kong Limited	Hong Kong	People's Republic of China	100%
National Semiconductor (Far East) Limited	Hong Kong	Taiwan	100%
National Semiconductor Hong Kong Sales Limited	Hong Kong		100%
National Semiconductor Manufacturing Hong Kong Limited	Hong Kong		100%
National Semiconductor International Hong Kong Limited	Hong Kong		100%
National Semiconductor Japan Ltd.	Japan		100%
National Semiconductor Korea Limited	Korea		100%
National Semiconductor Labuan Ltd.	Malaysia		100%
National Semiconductor SDN. BHD.	Malaysia		100%
National Semiconductor Technology SDN. BHD.	Malaysia		100%
National Semiconductor Services Malaysia SDN BHD	Malaysia		100%
National Semiconductor Holding SDN BHD	Malaysia		100%
National Semiconductor Pte. Ltd.	Singapore		100%
National Semiconductor Asia Pacific Pte. Ltd.	Singapore		100%

Name	State or Other Jurisdiction of Incorporation	Other Country In Which Subsidiary is Registered	Percent of Voting Securities Owned by National
National Semiconductor Manufacturer Singapore Pte. Ltd.	Singapore		100%
National Semiconductor Management Shanghai Ltd.	People's Republic of China		100%
National Semiconductor (Suzhou) Ltd.	People's Republic of China		100%
National Semiconductor Manufacturing China Trust	People's Republic of China		100%
National Semiconductor Canada, Inc.	Canada		100%
National Semicondutores do Brasil Ltda.	Brazil		100%
National Semicondutores da America do Sul Ltd.	Brazil		100%
Electronica NSC de Mexico, S.A. de C.V.	Mexico		100%
National Semiconductor Investments, Ltd.	British Virgin Islands		100%
National Semiconductor Investments II, Ltd	British Virgin Islands		100%

Exhibit 31.1

CERTIFICATION

I, Donald Macleod, certify that:

1. I have reviewed this annual report on Form 10-K of National Semiconductor Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 20, 2010

\s\ Donald Macleod

Donald Macleod
Chairman, President and Chief Executive Officer

CERTIFICATION

I, Lewis Chew, certify that:

1. I have reviewed this annual report on Form 10-K of National Semiconductor Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervisions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 20, 2010

\s\ Lewis Chew

Lewis Chew
Senior Vice President, Finance
and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of National Semiconductor Corporation (the "Company") on Form 10-K for the fiscal year ended May 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Donald Macleod, Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 20, 2010

\s\ Donald Macleod

Donald Macleod
Chairman, President and Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of National Semiconductor Corporation (the "Company") on Form 10-K for the fiscal year ended May 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Lewis Chew, Senior Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 20, 2010

\s\ Lewis Chew

Lewis Chew
Senior Vice President, Finance
and Chief Financial Officer

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(This page has been left blank intentionally.)

Board of Directors

Donald Macleod, Chairman has been Chairman of the Board of the Company since May 31, 2010 and Chief Executive Officer since November 30, 2009. Prior to that time, Mr. Macleod served as President and Chief Operating Officer from June 2005 until he was named as Chief Executive Officer. From February 1978 to June 2005, Mr. Macleod held positions as Executive Vice President, Finance and Chief Financial Officer; Senior Vice President, Finance and Chief Financial Officer; Vice President and General Manager, Volume Products—Europe and Director of Finance and Management Services—Europe. Mr. Macleod is also a director of Avago Technologies Limited.

William J. Amelio is currently a member of the Daylight Partners group of investors. From 2005-2009, Mr. Amelio served as Lenovo's President and Chief Executive Officer. From 2001 to 2005, he was Regional Senior Vice President and President, Asia-Pacific and Japan for Dell Corporation and previously held senior leadership positions with NCR, Honeywell, AlliedSignal and IBM.

Steven R. Appleton is Chairman of the Board and Chief Executive Officer of Micron Technology, Inc. From 1994 until 2007, he also served as President of Micron. Micron is a leading worldwide provider of semiconductor memory solutions for computer and computer-peripheral manufacturing, consumer electronics, CAD/CAM, office automation, telecommunications, networking, data processing and graphics display. Mr. Appleton is a director of Micron Technology, Inc.

Gary P. Arnold was Chairman, President and Chief Executive Officer of Analogy, Inc., a supplier of product design and simulation software, from 1993 (appointed Chairman in 1994) until 2000. Prior to that, Mr. Arnold was Vice President and Chief Financial Officer of Tektronix, Inc. He served as Vice President, Finance and Chief Financial Officer of the Company from 1983 to 1990. Mr. Arnold is a director of Orchids Paper Products Company, Gulfstream International Group, Inc. and the privately held Fab-Tech Incorporated. Mr. Arnold also previously served as a director of Telenetics Corporation.

Richard J. Danzig is a consultant to the U.S. government on biological terrorism and Chairman of the Board of Directors of the Center for New American Security, a Senior Advisor at the Center for Strategic and International Studies and a Senior Fellow at the Center for Naval Analyses. He is also a Director of the RAND Corporation, a member of the Department of Defense Policy board, the U.S. Military European Command Advisory board and a consultant to the U.S. government on national security issues. He served as Secretary of the Navy from November 1998 to January 2001 and was Undersecretary of the Navy from November 1993 to May 1997. He previously served on our Board of Directors from 1987 to 1993 while he was a partner at the law firm of Latham & Watkins. Mr. Danzig is a director of Human Genome Sciences, Inc. and the privately held Saffron Hill Ventures.

John T. Dickson is Executive Vice President and Head of Operations of Alcatel-Lucent since May 2010. Prior to that, Mr. Dickson was the President and Chief Executive Officer of Agere Systems, Inc., a position he held from 2000 until 2005. He previously held positions as the Executive Vice President and Chief Executive Officer of Lucent's Microelectronics and Communications Technologies Group; Vice President of AT&T Corporation's integrated circuit business unit; Chairman and Chief Executive Officer of Shographics, Inc. and President and Chief Executive Officer of Headland Technology Inc. Mr. Dickson is a director of KLA-Tencor Corporation and the privately held Frontier Silicon, Ltd. Previously, he served as a director of Mettler-Toledo International Inc.

Robert J. Frankenberg is owner of NetVentures, a management consulting firm. From December 1999 to July 2006, Mr. Frankenberg served as Chairman and acting CEO of Kinzan, Inc. and prior to that from May 1997 to July 2000 as Chairman, President and CEO of Encanto Networks, Inc. From April 1994 to August 1996, he was Chairman, President and Chief Executive Officer of Novell, Inc. Prior to Novell, he was Vice President and General Manager of Hewlett Packard's personal computer business. Mr. Frankenberg is a director of Nuance Communications, Inc. and Secure Computing Corporation. Previously, Mr. Frankenberg served as a director of Electroglas, Inc., Extended Systems Incorporated, Scan Soft, Inc. and Secure Computing, Inc.

Brian L. Halla was Chairman of the Board and Chief Executive Officer of National from 1996 until November 2009 (and President from 1996 until June 2005) when he retired as Chief Executive Officer. Mr. Halla retired as Chairman on May 30, 2010. Prior to that, he was Executive Vice President of the LSI Logic Products division of LSI Logic Corporation. He had also held positions at LSI Logic Corporation as Senior Vice President and General Manager, Microprocessor/DSP Products Group and Vice President and General Manager, Microprocessor Products Group. Prior to that, he was with Intel Corporation for 14 years, where his last position was Director of Marketing for Intel's Microcomputer Group. Mr. Halla is a director of Cisco Systems, Inc.

Modesto A. Maidique is a Professor of Management and the Director of the Center for Leadership at Florida International University (FIU), a public research university with an enrollment of 38,000 students. From 1986 until 2009, Dr. Maidique served as President of FIU. He has served on the faculties of Stanford University, Harvard University and the Massachusetts Institute of Technology. Previously, he was Vice President and General Manager of the Linear IC Division of Analog Devices, Inc., which he co-founded in 1969. Dr. Maidique is a director of Carnival Corporation and Carnival PLC.

Edward R. McCracken retired as Chairman and Chief Executive Officer of Silicon Graphics, Inc. in 1998. He was previously employed by Hewlett-Packard Co. for 16 years.

Roderick C. McGeary has served as Chairman of the Board of BearingPoint, Inc. from November 2004 to December 31, 2008. From November 2004 to March 2005, he also served as interim Chief Executive Officer of BearingPoint, Inc. Mr. McGeary served as Chief Executive Officer of Brience, Inc. from July 2000 to July 2002. From April 2000 to June 2000, he served as a Managing Director of KPMG Consulting LLC, a wholly owned subsidiary of BearingPoint, Inc. (formerly KPMG Consulting, Inc.). From August 1999 to April 2000, he served as Co-President and Co-Chief Executive Officer of BearingPoint, Inc. From January 1997 to August 1999, he was employed by KPMG LLP as its Co-Vice Chairman of Consulting. Prior to 1997, he served in several capacities with KPMG LLP, including audit partner for technology clients. Mr. McGeary is a Certified Public Accountant. On February 27, 2009 BearingPoint, Inc. filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and was discharged from bankruptcy on December 31, 2009. Mr. McGeary also currently serves on the Board of Directors of Cisco Systems, Inc. and Dionex Corporation. Previously, Mr. McGeary served on the boards of BroadVision, Inc., GoRemote, Inc. and Evident Software, Inc.

William E. Mitchell is managing partner of Sequel Capital 2010 Management, LLC. Prior to that, Mr. Mitchell served as the Chairman of the Board of Directors of Arrow Electronics, Inc. from May 2006 until December 31, 2009 and also served as President and Chief Executive Officer of Arrow Electronics, Inc. from February 2003 to May 1, 2009. Prior to that, from 1999 to 2003, Mr. Mitchell was Executive Vice President, Solectron Global Services, and prior to that from 1995 to 1999, was Chairman, President and Chief Executive Officer of Sequel, Inc. until its acquisition by Solectron. Mr. Mitchell also serves on the Board of Directors of Brown-Forman Corporation, Humana, Inc. and Rogers Corporation.

Management

Directors

William J. Amelio
Member, Daylight Partners
Special Advisor, Lenovo Group Limited

Steven R. Appleton
Chairman and Chief Executive Officer
Micron Technology, Inc.

Gary P. Arnold*
Former President, Chairman and
Chief Executive Officer
Analogy, Inc.

Richard J. Danzig*
Senior Fellow, Center for Naval Analyses
Former Secretary of the Navy

John T. Dickson*
Executive Vice President and
Head of Operations
Alcatel-Lucent

Robert J. Frankenberg
Former Chairman, President and
Chief Executive Officer
Novell, Inc.

Brian L. Halla**
Executive Chairman
National Semiconductor Corp.

Donald Macleod
Chairman, President and
Chief Executive Officer

Dr. Modesto A. Maidique
Professor of Management and
Director of the Center for Leadership
Florida International University

Edward R. McCracken
Former Chairman and Chief Executive Officer
Silicon Graphics, Inc.

Roderick C. McGeary*
Former Chairman
BearingPoint, Inc.

William E. Mitchell
Managing Partner,
Sequel Capital Management, LLC
Former Chairman, Arrow Electronics, Inc.

Executive Staff

Donald Macleod
Chairman, President and
Chief Executive Officer

Dr. Ahmad Bahai
National Fellow and
Chief Technology Officer, NS Labs

Lewis Chew
Senior Vice President,
Finance and Chief Financial Officer

Todd DuChene
Senior Vice President,
General Counsel and Secretary

Detlev Kunz
Senior Vice President,
Products Group

C.S. Liu
Senior Vice President,
Worldwide Manufacturing

Michael Polacek
Senior Vice President,
Key Market Segments and
Business Development

Suneil Parulekar
Senior Vice President,
Worldwide Marketing and Sales

Edward J. Sweeney
Senior Vice President,
Human Resources

Mohan Yegnashankaran
Senior Vice President,
Technology Research

Other Officers

Robert E. DeBarr
Treasurer

Jamie E. Samath
Vice President
Corporate Controller

*Member of the Audit Committee
**Retired on May 30, 2010

Corporate Information

At a Glance
National Semiconductor is a leader in power management technology. Known for its easy-to-use analog integrated circuits and world-class supply chain, National's high-performance analog products enable its customers' systems to be more energy efficient.

Founded
1959

Headquarters
Santa Clara, California

Employees
5,800*
*Figure as of the end of Fiscal Year 2010

Stock Exchange, Listing Symbol
New York Stock Exchange: NSM

Fiscal Year
June 1, 2009 to May 30, 2010

2010 Sales
$1.42 billion

Chief Executive Officer
Donald Macleod

Unexpired U.S. Patents
3,000+

Web Site Address
www.national.com

Worldwide Operations
Headquarters:
National Semiconductor Corporation
2900 Semiconductor Drive
PO Box 58090
Santa Clara, CA 95052-8090
408 721 5000

Corporate Information
Transfer agent and registrar
Computershare Investor Services
PO Box 43078
Providence, RI 02940-3078
877 498 8865
www.computershare.com/investor

Independent Auditors
KPMG LLP

Officer Certifications
National filed the required CEO Certification with the New York Stock Exchange in September 2009 after the 2009 annual meeting. The CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act have been filed with the SEC as an exhibit to the Form 10-K for fiscal 2010.

Shareholder Information
Common Stock Data
The Company's common stock is traded on the New York Stock Exchange.

Annual Meeting of Shareholders
The annual meeting will be held on September 24, 2010. A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about August 11, 2010, at which time proxies will be solicited by the Board of Directors.

Note to All Shareholders
Keep the transfer agent informed of your current address. Failure to do so may require National to report your shares to the state as unclaimed property even if National does not have physical possession of your stock certificate. This can result in "escheat" of your shares to the state.

Form 10-K
If you would like to receive a free copy of the company's "Form 10-K" filed with the Securities and Exchange Commission, please send your request to:

Investor Relations
Mailstop G2-397
National Semiconductor Corporation
2900 Semiconductor Drive
PO Box 58090
Santa Clara, CA 95052-8090
408 721 5800



National Semiconductor Corporation
2900 Semiconductor Drive
PO Box 58090
Santa Clara, CA 95052

Investor Relations
408 721 5800
invest.group@nsc.com
www.national.com

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